




05049376

ENGELHARD

CORP

2004 ANNUAL REPORT



AR/S

P.E. 12-31-04

PROCESSED
APR 0 6 2005
THOMSON FINANCIAL

ENGELHARD 2004 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

FOR THE YEAR (in millions, except per-share amounts)	(As reported) 2004	(As reported) 2003	(As adjusted) 2004*	(As adjusted) 2003*
NET SALES	$4,166.4	$3,714.5	$4,166.4	$3,714.5
EARNINGS BEFORE INTEREST AND TAXES	310.4	320.9	315.7	309.0
NET EARNINGS	235.5	234.2	230.8	229.3
DILUTED EARNINGS PER SHARE	1.88	1.84	1.85	1.80
RESEARCH AND DEVELOPMENT	99.9	93.1	99.9	93.1
DEPRECIATION, DEPLETION AND AMORTIZATION	128.7	127.7	128.7	127.7
CAPITAL EXPENDITURES	123.2	113.6	123.2	113.6
CASH DIVIDENDS PAID PER SHARE	0.44	0.41	0.44	0.41
RETURN ON AVERAGE SHAREHOLDERS' EQUITY	17.4%	19.8%	17.1%	19.4%
AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED	125.4	127.3	125.4	127.3
ACTUAL NUMBER OF SHARES OUTSTANDING AT YEAR END	122.4	124.9	122.4	124.9

AT YEAR END (in millions, except per-share amounts)	2004	2003
TOTAL ASSETS	$3,178.6	$2,933.0
WORKING CAPITAL	659.8	445.5
SHAREHOLDERS' EQUITY	1,414.3	1,285.4
BOOK VALUE PER SHARE	11.55	10.29
MARKET PRICE OF COMMON STOCK	30.67	29.95
DEBT/CAPITAL	27%	26%
NUMBER OF EMPLOYEES	6,500	6,480

*See following charts for adjustments.

NET SALES

(in millions)

Year	Net Sales
2004	$4,166.4
2003	$3,714.5
2002	$3,753.6
2001	$5,096.9
2000	$5,542.6

EARNINGS BEFORE INTEREST AND TAXES[1]

(in millions)

Year	As reported	As adjusted
2004	$310.4	$315.7[2]
2003	$320.9	$309.0[3]
2002	$263.3	$319.8[4]
2001	$349.2	$349.2
2000	$308.3	$423.8[5]

1 Amounts may reflect rounding adjustments.

2 Excludes a charge of $6.6 million resulting from the consolidation of certain manufacturing operations to improve efficiency and a credit of $1.3 million related to the reversal of prior year special charge accruals.

3 Excludes a royalty settlement gain of $28.4 million, restructuring charges of $8.7 million and a charge of $7.8 million for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to use because of productivity initiatives.

4 Excludes the equity investment impairment charge of $57.7 million, an insurance settlement gain of $11.0 million, the Plug Power Inc. investment impairment charge of $6.7 million and a manufacturing consolidation charge of $3.1 million.

5 Excludes special and other charges of $134.2 million and net gains on asset sales of $18.8 million.

DILUTED EARNINGS PER SHARE[1]

Year	As reported	As adjusted
2004	$1.88	$1.85[2]
2003	$1.84	$1.80[3]
2002	$1.31	$1.75[4]
2001	$1.71	$1.71
2000	$1.31	$1.93[5]

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

Year	As reported	As adjusted
2004	17.4%	17.1%[6]
2003	19.8%	19.4%[7]
2002	16.5%	22.0%[8]
2001	24.0%	24.0%
2000	20.5%	30.2%[9]

As reported
As adjusted

1 Amounts may reflect rounding adjustments.
2 Excludes a net charge of $0.03 per share resulting from the consolidation of certain manufacturing operations to improve efficiency and the reversal of prior year special charge accruals, and a credit of $0.06 per share for a net tax provision benefit resulting from an agreement reached with the Internal Revenue Service with respect to the Company's tax returns for 1998 through 2000.
3 Excludes a royalty settlement gain of $0.14 per share, restructuring charges of $0.04 per share, a charge of $0.04 per share for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to use because of productivity initiatives and a transition charge of $0.02 per share relating to the cumulative effect of an accounting change.
4 Excludes the equity investment impairment charge of $0.44 per share, an insurance settlement gain of $0.05 per share, the Plug Power Inc. investment impairment charge of $0.03 per share and a manufacturing consolidation charge of $0.01 per share.
5 Excludes special and other charges of $0.72 per share and net gains on asset sales of $0.10 per share.
6 Excludes a net charge of $3.3 million resulting from the consolidation of certain manufacturing operations to improve efficiency and the reversal of prior year special charge accruals, and a credit for a net tax provision benefit of $8.0 million resulting from an agreement reached with the Internal Revenue Service with respect to the Company's tax returns for 1998 through 2000.
7 Excludes a royalty settlement gain of $17.6 million, restructuring charges of $5.6 million, a charge of $4.8 million for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to use because of productivity initiatives and a transition charge of $2.3 million relating to the cumulative effect of an accounting change.
8 Excludes the equity investment impairment charge of $57.7 million, an insurance settlement gain of $6.8 million, the Plug Power Inc. investment impairment charge of $4.1 million and a manufacturing consolidation charge of $1.9 million.
9 Excludes special and other charges of $92.0 million and net gains on asset sales of $12.9 million.

TO OUR SHAREHOLDERS

Over the past few years, we have shared with you a new strategic context for Engelhard. It has been embraced by our employees, who have begun to transform that context into results. Embodied in that strategy is a focus on balanced financial results and shareholder value.

In spite of a third consecutive year of significant economic challenges, I am pleased to report that, in 2004, we were able to deliver on those commitments while creating the financial and strategic base to position the company for the future.

In 2004, we:

- Generated free cash flow of $148 million, marking the fourth consecutive year Engelhard achieved free cash flow in excess of the initial goal of $100 million;
- Delivered earnings growth despite a nine-cent-per-share negative comparison with 2003 that resulted from liquidation of the assets of our former Engelhard-CLAL joint venture;
- Continued to invest in our businesses with capital spending of $123 million;
- Generated more than $200 million in sales from new technologies;
- Maintained a strong return on invested capital of 13.8% – well in excess of our weighted-average cost of capital; and
- Delivered a return on average equity of 17.4%.

In December, our Board of Directors approved a 9% increase in our dividend. We're pleased to be in a position to continue to use our strong cash flow in ways that directly benefit shareholder returns.

We also repurchased 2.7 million shares of our stock (net of options) during the year. About three million shares remain under existing Board authorizations, and we plan to continue to return value to our shareholders through an ongoing share repurchase program.

Engelhard's balance sheet remains strong. Our total debt-to-capital ratio of 27% remains near our 12-year lows. As a result, we are extremely well positioned to make the kind of accretive, bolt-on acquisitions for which we have a demonstrated track record of success.

From an operations perspective, we met or exceeded our internal objectives in 2004. Strong technology positions coupled with our intense focus on productivity improvements supported earnings growth in most of our markets. Here are just a few highlights.

In Environmental Technologies, we:

- Expanded capacity at our new plant in China and continued to work with our joint venture partners in Asia to improve Engelhard's position in that growing part of the world;
- Delivered strong performance from the heavy-duty diesel OEM market as the development investments made over the past few years moved this business into a profit-making position; and
- Began to see commercial success in newer technologies for light-duty diesel applications, small utility engines and control of volatile organic compounds in commercial aircraft.

In Process Technologies, we achieved growth from both expansion into previously unserved markets and from organic growth in several key markets. Specifically, we:

- Expanded our polymer served markets beyond polypropylene with initial commercial successes of technology for production of polyethylene;
- Validated our technology platform approach with rapid market acceptance of our *Flex-Tec* resid catalyst for petroleum refining, a market that typically incorporates new technology at a very deliberate pace; and



Barry W. Perry
Chairman and Chief Executive Officer

- Enhanced our new additives portfolio and increased volumes significantly as petroleum refiners looked to our technology to help them enrich yields and deal with environmental issues in their processes.

In Appearance and Performance Technologies, we:
- Completed and successfully integrated an acquisition in personal care materials, which expanded our technological capabilities and was modestly accretive to earnings;
- Grew sales of kaolin-based technologies for non-paper applications as we continue to enrich our business mix; and
- Enhanced our colors and effects portfolio to strengthen our position in coating markets.

Our accomplishments in 2004 underscore two of Engelhard's greatest strengths – our technology leadership and our financial position. Across the enterprise, our technologies deliver significant value to our customers, and that value is ultimately translated into value for our shareholders.

Four years ago in this forum, I shared with you a new strategic context and operating philosophy for Engelhard. A lot has happened in those four years. Against the backdrop of the most difficult economic conditions in years, we have been transforming our enterprise. We have been building a stronger, more vibrant company based on a different idea of what Engelhard truly is – and, even more important, all it can be.

Two aspects of this transformation are worth noting. First, we have not been merely adapting to change – we've been driving it. Second, through it all, one thing has remained constant – that strategic context I shared with you four years ago:
- We are a surface and materials science company – those are our core competencies;
- Propelled by the strategic context of being technology based and market driven;
- Enabled by ingenuity;
- Enhanced by a passion for productivity; and
- Leveraged through a seamlessly integrated, decentralized operating culture.

We remain committed to these basic principles. They have united and invigorated our employees, and they have been validated by results delivered during difficult economic times. Our goal remains to drive that strategy for value growth.

We refer to this strategic context as a mosaic. That characterization highlights the fact that these elements do not stand alone. They interconnect like the pieces of a mosaic to create the picture that is the Engelhard of today.

The Engelhard mosaic starts with recognizing that we are a surface and materials science company – not a catalyst company or a pigment company or a metals chemistry company.

The commonality of our core competencies is a source of competitive advantage. We truly do have the opportunity to leverage our more than $100 million annual investment in technology across the enterprise. Few companies have cultivated that type of advantage.

We drive these competencies by being technology based and market driven. This is fundamental to our strategic focus. We recognize that today's customers and today's products are an important base, and we remain committed to maintaining and growing that base. However, we also recognize that this is insufficient for our growth expectations.

Strategically, we look at expanding our served-market base as well as leveraging technology and the commonality of our competencies and assets against broad market needs – a subtle yet significant difference that ultimately addresses the tactical as well as strategic needs of the business.

The bridge between technology and the marketplace is ingenuity. There is no Ph.D. in ingenuity. It may come from a 20-year employee on the plant floor or a 20-day employee who is new to an operation. Every time a new person joins our organization, a new set of eyes enhances our combined ingenuity. It's like adding a new color to an artist's palette. It may be viewed as a singular addition, or it may be seen as an ingredient that multiplies the number of colors that can be created from that palette.

Likewise, every new technology we develop or acquire can enrich the entire palette of products and markets.

Ingenuity also fuels our passion for productivity. We view productivity as a tool for growth. Productivity is the speed and frequency with which we develop and commercialize new technical advances as well as the minimization of the cost of these initiatives. It is how we generate the margins that fund growth, and it is what keeps our operations viable in a global, competitive marketplace.

The fifth and final element of the Engelhard mosaic enables us to maximize the value we create from the other four – managing the company as a seamlessly integrated, decentralized enterprise rather than as a federation of businesses.

Leveraging our core competencies across the enterprise means technologies and assets in one segment can create productivity or growth opportunities in another. That concept has enabled us to:

- Apply a pigment technology to enable a revolutionary new technology platform in process technologies;
- Utilize a process technologies capability to enable a more effective diesel-engine catalyst for environmental applications; and
- Capitalize on our emission-control expertise by rapidly developing and commercializing environmental additives for process technology applications.

By leveraging our commonality in all these cases, we created new growth opportunities with minimal capital. But we don't stop there. In addition to technology, we also leverage assets, knowledge, information and human capital across the enterprise.

Four years after its introduction, commitment to our strategic context has never been stronger. In advertising parlance, it is proving to be an idea with "legs." It continues to unlock value long embedded in Engelhard but never realized. It is enabling our employees to see opportunities that would have otherwise remained invisible. It is enabling us to deliver greater value to our customers, and that is ultimately how we deliver wealth to our shareholders.

Sincerely,



Barry W. Perry
Chairman and Chief Executive Officer
March 11, 2005

MACRO/MICRO



TREND:

WORLD POPULATION CONTINUES TO GROW DRAMATICALLY EVERY YEAR.




THIS MEANS AN
EQUALLY DRAMATIC
INCREASE IN GLOBAL
ENERGY NEEDS.





OUR TECHNOLOGY PLATFORMS HELP THE WORLD MEET ITS GROWING THIRST FOR ENERGY.

PETROLEUM REFINING

DMS PLATFORM:
CATALYSTS AND ADDITIVES THAT INCREASE A REFINER'S FUEL YIELDS

FISCHER-TROPSCH PLATFORM:
CATALYSTS THAT PRODUCE HIGH-QUALITY, CLEAN DIESEL FUEL FROM STRANDED NATURAL GAS

NATURAL GAS PURIFICATION

MOLECULAR GATE PLATFORM:
MAKES CONTAMINATED
GAS RESERVES USABLE

CATALYST AND
ADSORBENT PLATFORMS:

NO OPPORTUNITY SHORTAGE

As world energy requirements rise, so does the number of technologies we create to help meet them. One example: our family of petroleum refining catalysts and additives based on our unique Distributive Matrix Structure (DMS) platform – the first revolutionary technological advance for petroleum refining in more than a decade. One member of this family helps the average refinery produce as many as 50,000 additional gallons of gasoline per day from the same amount of crude oil. Another helps refiners coax more and better quality fuels from lower grades of petroleum. DMS enables a refiner to produce more fuel from a barrel of crude. And given the rapidly rising price of that barrel, that's real value everyone can appreciate. ➪ We also produce catalyst technology for gas-to-liquids – a process that turns stranded natural gas – abundant in parts of the world but unusable for most energy needs – into a high-quality, cleaner-burning diesel fuel. Another employs our expertise in nanotechnology to size

the microscopic pores of particles with such precision they can actually trap unwanted molecules. This gives energy producers a more efficient and cost-effective way to "purify" nitrogen-fouled natural gas. And that helps make this energy source more plentiful and affordable. ⇨ Someday, small electrical plants called fuel cells are likely to power our cell phones, cars, even our office buildings and homes. Today, more than a half dozen Engelhard technologies play a central role in hydrogen fuel cell development. Our advances in enabling technologies for fuel cells have helped shrink the size, complexity and cost of today's prototypes – challenges critical to large-scale commercialzation of this power source. When it comes to Engelhard's role in making old and new sources of energy cleaner and more plentiful, there's simply no opportunity shortage.



TREND:

WORLDWIDE CONCERN ABOUT CLEANER AIR CONTINUES TO GROW.




THAT MEANS MORE STRINGENT
AIR QUALITY REGULATIONS
ARE BEING ADOPTED IN MORE
PARTS OF THE WORLD.

WE LEVERAGE OUR EMISSION-CONTROL EXPERTISE INTO AN EVER-WIDENING RANGE OF MARKETS AND APPLICATIONS.





MINING AND CONSTRUCTION
LAWN AND GARDEN ENGINES
POWER GENERATION
MOTORCYCLES
RESTAURANTS
AEROSPACE

YEARNING TO BREATHE FREE

Cleaner air. That is, dare we say, the aspiration of the world's people. But as population expands, Asian economies grow and energy use increases, so do the sources of air pollution. Vehicles, power plants, even restaurant broilers, all contribute to the problem. Fortunately, it's a challenge we've been working on for decades. And we're just getting warmed up.

Through the ingenious application of our surface and materials science expertise, we are creating more and more environmental technologies all the time. From Boston to Bangalore to Beijing, we're helping a host of industries – from automotive, aerospace and agriculture to mining, construction and motorcycle manufacturing – meet ever-more stringent air quality standards more

cost effectively. ⇨ We're continually enhancing our Reactive Coating Technology platform – petroleum-refining additives that help reduce a wide range of harmful emissions from fuel-production processes. Our diesel-engine catalysts and micro-filters are being used effectively on more and more trucks, buses, automobiles and boats to reduce polluting gases and soot. We market a technology that works on auto radiators and other heat exchangers to literally pull smog-producing ozone out of the air. As environmental regulations become more and more restrictive, our opportunities to help clear the air grow. We're proud to be able to do our part.



TREND:

MORE OF THE WORLD'S PEOPLE ARE LIVING LONGER, HIGHER QUALITY LIVES.





AS A RESULT, CONCERN FOR MAINTAINING A HEALTHIER, MORE YOUTHFUL APPEARANCE CONTINUES TO GROW.



WE HAVE EXPANDED OUR TECHNOLOGICAL CAPABILITIES TO PROVIDE GREATER VALUE TO COSMETICS AND PERSONAL CARE MARKETS.




ANTI-WRINKLE
CREAMS


MOISTURIZERS


SUN
PROTECTANTS


COSMETICS

MORE THAN SKIN DEEP

Beauty may be in the eye of the beholder, but billions of the beheld around the world are doing more than ever today to please that eye. Naturally, we're doing more than ever to help. ⇨ For years, we have served the cosmetics and personal care markets with a range of technologies designed to enhance the look, feel, durability and marketing appeal of products from shampoos and shower gels to eye shadow and blush. Today, we also help the makers of cosmetics and personal care products to safely deliver an expanding range of performance benefits to their customers. These benefits include sun and wrinkle protection, skin-whitening, moisturizing and acne relief, to name a few. ⇨ What's our beauty secret? Engelhard's ability to identify

performance ingredients and develop ingenious technologies that target and deliver them to where they do their best work. Often that's below the outer surface of the skin – a difficult place to reach with ordinary creams and oils. We're putting our experience with microscopic particles, pore size and surface coatings to work by developing an ever-growing number of ingredients and ingenious delivery systems that make personal care products more effective. You might say we're putting our expertise where your mouth is ... and, perhaps, where your face, hair and eyes are, too. To us, it's all in a day's work. For the world, it's a beautiful thing.



EXTRA-SPECIAL EFFECTS
Partnered with a supplier of ultra-fine, clear glass "microspheres" to develop new visual-effect and performance-enhancing materials for paints, coatings, plastics, inks, cosmetics and personal care products. The new technology delivers a range of benefits including greater color intensity and improved nighttime visibility.

HOG HEAVEN
Began providing a customized desiccant to motorcycle manufacturer Harley-Davidson. The material helps prevent moisture-related damage to Harley-Davidson® motorcycles during shipping.

TESTING 1-2-3
Completed expansion of our diesel engine-testing facility in Hannover, Germany. The lab evaluates the performance of our environmental technologies that reduce harmful emissions from diesel-powered cars, trucks, buses and off-road vehicles.

NEW REIGN IN SPAIN
Doubled global manufacturing capacity for our *Lynx* polyolefin catalyst by rolling out expanded production capability in Tarragona, Spain. *Lynx* catalysts improve process yields and increase the overall performance characteristics of polypropylene, which is used to make a wide range of products, including food wrap, impact-resistant car parts, disposable diapers and carpet fibers.

RECOGNIZING QUALITY
Named recipient of the 2003 Monsanto Supplier Quality Award for our chemical catalysts, precious metal and refining services.

BEHR NECESSITIES
Honored with the Behr Partner Supplier of the Year Award for 2003. We supply colorants and performance minerals to this major provider of paints to The Home Depot.

MAKING OUR MARK
Commercialized a new, environmentally safe, laser-marking pigment that enables intricate, high-contrast markings – from bar codes to company logos – on a variety of polymer materials such as plastic packaging, auto parts and consumer goods.

PATHOGENS BEWARE
Received registration from the U.S. Environmental Protection Agency for the use of Engelhard *Aseptrol* – our potent antimicrobial technology – against tuberculosis, HIV and other highly infectious pathogens in hospitals, medical and dental offices. The technology releases chlorine dioxide, a powerful germ killer, at precise rates and in controlled concentrations when it comes in contact with water or moisture in the air.

ASIAN EXPANSION
Expanded distribution, in partnership with a Chinese company, of our advanced diesel-emission retrofit technology in China and the Asia-Pacific region. Engelhard and its partner are building on the success of one of the world's largest diesel retrofit programs, completed in 2003, which upgraded more than 35,000 diesel vehicles in Hong Kong to meet strict environmental regulations.

OZONE NO-ZONE
Commercialized a new technology that improves air quality in airplane cabins. The technology – to be installed on some commercial jetliners – reduces ozone buildup at high altitudes by as much as 90% while also reducing the presence of volatile organic compounds that may enter an aircraft during flight or while on the ground.

MERITORIOUS CONDUCT
Recognized as a 2003 Quality Award of Merit recipient by General Motors do Brasil for our auto-emission catalysts, which we supply to GM's two auto-manufacturing plants in Brazil.

TWO MILLION SMOG EATERS
Topped the two-million mark of vehicles now equipped with Engelhard's unique smog-eating technology. When coated on a vehicle's radiator, *PremAir* catalyst destroys ground-level ozone, the primary component of smog.

SEOUL SURVIVOR
Heesung-Engelhard Corporation has been named a recipient of the Silver Tower Order of Industrial Service Merit Award, one of the highest honors bestowed by the Korean government to manufacturers. Based in Seoul, the joint venture was honored for its contribution to accelerating growth of the automotive-supply industry in South Korea.

GREEN IS GOOD
Honored with the U.S. Environmental Protection Agency's Green Chemistry Challenge Award for our *Rightfit* organic pigments, which deliver environmentally friendly colorants to food and beverage packaging and a range of other products. They also cost significantly less, which helps keep packaging makers in one color we know they appreciate – the black.

TAKING PERSONAL CARE
Acquired The Collaborative Group, Ltd., a unique, high-growth company that provides products and services to the cosmetic and personal care industries. The acquisition expands our capabilities into the growing market for performance-based, skin-care materials used in a variety of applications, such as moisturizing, sun protection and anti-wrinkle creams.

CLEAR THE AIR
Shipped first environmental catalysts from our new production facility in Shanghai. The new plant triples our previous production capacity in The People's Republic of China, demonstrating our commitment to technologies that will help that rapidly growing country meet its ambitious clean-air goals.

BRINGING REINFORCEMENTS
Introduced a new technology that improves the strength and durability of silicone rubber compounds used in wire and cable, compression gaskets and other industrial rubber goods. In addition to making these materials tougher, the technology reduces the cost of producing them.

CORNING ACHIEVEMENT
Named recipient of the 2004 Corning Certified Supplier Award, which recognizes product quality and superior service in connection with Engelhard technology used by Corning to make ceramic components for environmental catalysts. Just 11 of Corning's 70,000 suppliers worldwide received the award.

EUROPEAN ENDORSEMENT
Selected by a major European auto manufacturer to supply catalytic soot filter technology for diesel-powered passenger cars. A key endorsement of our breakthrough environmental technology.

U.S. ENDORSEMENT
A major U.S. heavy-duty diesel engine supplier selected our diesel oxidation catalysts and catalyzed soot filters to meet more stringent regulations.

ARCHITECTURAL WONDER
Introduced new kaolin-based technology that improves appearance and significantly lowers processing costs of paints and coatings used in architectural and industrial applications. Through precise engineering of micro-fine kaolin particles, the new technology delivers a wide range of benefits, including superior gloss, faster drying and improved mar and scuff resistance.

STILL TRUCKIN'
Selected by a major European truck manufacturer to supply selective catalytic reduction technology to reduce harmful nitrogen oxide emissions.

ANOTHER HELPING
Experienced wide and swift acceptance by nationwide restaurant chains of our food-service catalyst technology. Charbroilers and rapid-cook ovens can generate large amounts of smoke and smelly volatile organic compounds like formaldehyde. Our food-service catalytic converters, mounted into ventilation hoods and ducts, can reduce harmful cooking emissions by more than 80%. They also help restaurants cut costs by lowering gas usage and reducing the frequency of duct and roof cleaning.

COMPOUND INTEREST
Introduced a new technology that helps pharmaceutical companies and fine chemical manufacturers bring purer chemical compounds to market faster and more cost-effectively. Engelhard's Metals Scavenging Agents deliver an easier, more economical system for removing metal impurities.

ACID TEST
Awarded, together with Rohm and Haas Company, a $5.2 million grant by the U.S. Department of Energy to develop a novel technology for producing acrylic acid, an essential component of adhesives, paints, polishes, coatings, sealants and more. The technology holds the promise of saving up to 37 trillion BTUs per year worldwide, eliminating 15 million pounds of environmental pollutants a year and saving U.S. industry nearly $1.8 billion by the year 2020.



ENGELHARD AT A GLANCE

	[illegible]	[illegible]
TECHNOLOGIES AND SERVICES	[illegible]	[illegible]
SERVED MARKETS AND APPLICATIONS	[illegible]	[illegible]
VALUE DELIVERED	• Cost-effective regulatory compliance • Improved air quality • Improved product performance • Market identity	• Enhanced yields • Environmental compliance • Process improvement • Product improvement

- Enhanced image and functionality
- Eye-catching market identity
- Improved product performance
- Manufacturing efficiency

- "Full-loop" metal management
- Price-risk management
- Reliable, cost-effective raw material supply

- Cleaner, healthier water
- Energy management
- Environmental compliance
- Odor elimination and surface disinfection
- Process improvement
- Product improvement

2004 EXCEPTIONAL QUALITY AWARD WINNERS



McINTYRE, GEORGIA *Top row:* Bruce Allen, Walter Carswell, Tommy Daniel, Barry Daniels, Charles Eady, James Giddens, David Jones, Bobby McCullars. *Bottom row:* Tom Miller, Neal Phillips, Eric Prather, Jimmy Smith, Al Starley, Sandy Vinson, Larry Williams.



PASADENA, TEXAS *Top row:* Marco Arrona, Terry Bryant, Neiman Eaton, Roger Ferrell, Michael Flores, Mike Halverson. *Bottom row:* J.W. Peek, David Rogers, Michael Spencer.



PORT ELIZABETH, REPUBLIC OF SOUTH AFRICA, AND NIENBURG, GERMANY Jörg Ahsmann, Raymond Fillis, Rodney Finnis, Daluxolo Kinzela, Jürgen Liedtke, Prakash Neglur, Winston Plaatjies.



JACKSON, MISSISSIPPI Joe Edwards, Kenny Funchess, Kyle Hughes, Chris Lee, Scott Overby, Alvin Powell, J.B. Taylor, Bradford Wallace. *Not pictured:* Gordon Bradley, Mitch Solano.

Engelhard reflects the positive effect that dedicated individuals can have when they share their ideas, challenge accepted ways of doing their jobs and apply ingenuity and personal integrity in pursuit of their passion for productivity. The Engelhard Exceptional Quality Award recognizes the extraordinary accomplishments of individuals working together to help make our company stronger and our customer solutions better.

Engelhard is proud to recognize the recipients of its 2004 Exceptional Quality Award.

Unless otherwise indicated, all per-share amounts are presented as diluted earnings per share, as calculated under SFAS No. 128, "Earnings per Share."

For a discussion of the Company's critical accounting policies and estimates, see page 48.

OVERVIEW

The Company develops, manufactures and markets value-adding technologies based on surface and materials science for a wide spectrum of served markets. The Company also provides its technology segments, their customers and others with precious and base metals and related services. The Company's businesses are organized into four reportable segments that are discussed individually below. Additional detailed descriptive material is included in Note 19, "Business Segment and Geographic Area Data."

One of the strengths of the Company is that its segments serve diverse markets, which is important for assessing the variability of future cash flows. The following economic comments also provide a useful context for evaluating the Company's performance: (1) worldwide auto builds continue to be relatively flat, albeit at fairly high levels – industry growth for auto-emission catalysts will benefit from tougher environmental regulation throughout the world over the next 5–10 years as well as developing economies, especially new Asian production; (2) more stringent diesel-emission regulations are being phased in, affording the Company additional opportunities for catalyst solutions; (3) worldwide petroleum refineries are operating close to capacity generating demand for the extra yields provided by Engelhard's advanced fluid cracking catalysts and performance additives; (4) markets for effect pigments, colors and active ingredients in cosmetics, personal care, auto finishes and coatings have remained positive during the recent economic downturns and tend to be less cyclical; (5) although there are signs of recovery, there has been little change in chemical industry customers' continued ability to delay large replacement catalyst orders and the related demand for platinum-group-metal refining services; (6) the coated, free-sheet paper market is strengthening, but pricing and related market share loss continue to negatively impact the Company; and (7) margins related to the supply of metal to industrial customers are lower because of changes in pricing and supply arrangements.

RESULTS OF OPERATIONS

Net earnings in 2004 included a restructuring charge of $4.1 million related to the consolidation of certain manufacturing facilities and a net tax provision benefit of $8.0 million resulting from an agreement reached with the Internal Revenue Service with respect to the Company's tax returns for 1998 through 2000. Net earnings in 2003 include a royalty settlement gain of $17.6 million, a charge of $4.8 million for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to

use and restructuring charges of $5.6 million. In addition, a transition charge of $2.3 million was recorded on January 1, 2003 as the cumulative effect of an accounting change. Net earnings in 2002 include an impairment charge of $57.7 million associated with the Engelhard-CLAL joint venture, an impairment charge of $4.1 million associated with an investment in fuel-cell developer Plug Power Inc., a charge of $1.9 million related to a manufacturing consolidation plan and a $6.8 million insurance settlement gain.

The information in the discussion of each segment's results discussed below is derived directly from the internal financial reporting system used for management purposes. Items allocated to each segment's results include the majority of corporate operating charges. Unallocated items include interest expense, interest income, royalty income, sale of precious metals accounted for under the last-in, first-out (LIFO) method, certain special charges and credits, income taxes, certain information technology development costs and other miscellaneous corporate items.

ENVIRONMENTAL TECHNOLOGIES

The majority of this segment's sales is derived from technologies to control pollution from mobile sources, including gasoline- and diesel-powered passenger cars, sport-utility vehicles, trucks, buses and motorcycles. This segment's customers generally are driven by increasingly stringent environmental regulations, for which the Company provides sophisticated emission-control technologies. The remainder of this segment's sales is derived from products sold into a variety of industrial markets, including aerospace, power generation, process industries and utility engines. The Company supplies these industrial markets with sophisticated emission-control technologies, high-value material products made primarily from platinum group metals and thermal spray and coating technologies.

2004 Performance

RESULTS OF OPERATIONS

(in millions)	2004	2003	2002	% change 2003 to 2004	% change 2002 to 2003
Sales	**$899.2**	$831.4	$680.4	8.2%	22.2%
Operating earnings before special items	**136.4**	124.5	112.3	9.6%	10.9%
Special (credit) charge	**(0.2)**	5.2	3.1		
Operating earnings	**136.6**	119.3	109.2	14.5%	9.2%

Discussion Results from this segment were strong, as operating earnings improved from mobile-source markets and from industrial products markets.

Sales to mobile-source markets increased 10% in 2004 compared with 2003. Approximately half this increase related to higher substrate costs. These substrates are manufactured by third-party suppliers who often set prices directly with the Company's customers. These costs do not impact the Company's profits, but, as substrate costs rise, the Company's operating margins decrease due to dollar-for-dollar increases in selling prices. Substrate costs rose in 2004 due to an increase in demand for emission-control systems for diesel engines. Translation of sales of the Company's foreign operations accounted for 40% of the sales increase to mobile-source markets in 2004 compared with 2003. The Company serves a wide customer base, and changes in the mix of sales to these markets are common. Notably in 2004 compared with 2003, increased sales to diesel engine OEMs were largely offset by decreased sales to the diesel retrofit market, which, in 2003, included low-margin sales from a canning facility the Company closed in 2003.

Operating earnings from mobile-source markets increased 9% in 2004 compared with 2003. The largest reason for this increase was absence of a $4.6 million restructuring charge recorded in 2003. Favorable impacts from foreign currency translation of $4.7 million and reversal of warranty reserves of $1.5 million were mostly offset by higher information technology expenses of $4.0 million and higher diesel R&D expense of $1.4 million. The Company serves a wide base of customers within these markets. As changes in the mix of customers and vehicles occur, operating earnings may be affected. For example, catalytic technologies vary depending on vehicle, engine type and engine size. Profitability is impacted by the mix of vehicle platforms and by the sales of particular vehicles for which the Company provides catalyst. In 2004, profits from mobile-source diesel markets increased while profits from other mobile-source markets decreased compared with 2003. The diesel OEM market remains one of this segment's primary growth areas, and 2004 represents the first year sales to this market significantly contributed to earnings. These improvements were partially offset by a decline in earnings from diesel retrofit markets. In 2003, the Company experienced strong profitability from a diesel retrofit project in Hong Kong, which was completed early in 2004.

Operating earnings from traditional light-duty vehicle markets declined in 2004. Although light-duty automobile builds in North America and Europe were flat in 2004 compared with 2003, operating earnings declined due to the mix of vehicle platforms for which the Company provided catalyst. It is important to note the Company currently serves the large Asian markets of

Japan and Korea through joint ventures accounted for under the equity method. Accordingly, results of those operations are not included in the operating earnings of this segment. Automobile builds in Asia were higher in 2004 than 2003, and the Company's Asian joint ventures experienced increased profits (see section titled "Equity Earnings").

Sales to industrial product markets decreased 4% as a decline in sales to power-generation customers more than offset improved sales to the aerospace, temperature-sensing and refining markets. The decline in demand from the power-generation market was expected, and costs were reduced accordingly.

Earnings from industrial product markets improved significantly in 2004 compared with 2003 primarily due to productivity initiatives. Earnings from the aerospace market improved versus the prior year, but have not returned to levels experienced prior to 2001. The temperature-sensing market, while relatively small, represents a niche growth area in which the Company increased investment in 2004 through acquisition and research and development. Profits were flat in 2004 versus 2003 as the Company expanded into this market globally. While cash flows from other served markets remain sufficient to support existing assets, certain operations are being evaluated from a strategic standpoint. It is possible that some of these assets may be sold or shut down. Long-lived assets associated with these operations, which are currently recoverable, are approximately $10 million, and the majority of the employees are covered by a collective bargaining agreement that contains severance provisions.

Outlook Near-term demand for the Company's products sold to mobile-source markets is expected to remain at or near current levels. Worldwide automobile builds for 2005 are forecast to be flat to modestly higher than in 2004. As more stringent emission regulations phase in for 2006-model-year gasoline automobiles, it will have a positive effect on the U.S. market. Demand for diesel-emission technologies is expected to increase as more of these vehicles are sold and regulations become more stringent. Heavy-duty diesel-emission standards worldwide are forecast to tighten, with step-changes occurring in 2007 and 2010. Demand for the Company's technology to these markets is subject to changes in mix, the level of worldwide auto builds and competitive pressures resulting from current excess capacity in the industry. The Company maintains a strong technology position in these markets and continues to invest significantly in research and development.

In stationary-source markets, demand is expected to remain soft for technologies related to peak-power generation due to the current lack of funding for these projects. The overall power-generation industry has experienced difficulty in recent years due to deregulation and financial instability associated with high levels of capital spending. The Company has right-sized this business and has maintained the technical ability and capacity to serve this market when demand returns.

The Company's thermal spray operation, which serves the power-generation and aerospace markets, has seen a modest improvement in demand. The Company expects this trend to continue, but does not expect these markets to return to pre-2001 levels. In response, this operation has been expanding applications of its technology to previously unserved components within the aerospace market, and it is experiencing some initial commercial success.

Other industrial markets served include temperature-sensing and industrial products. A recent foreign acquisition positions the Company globally to participate in the projected worldwide growth of the temperature-sensing market. Certain industrial products operations are not considered core to the Company, and it is possible that some of these may be sold or shut down.

This segment continues to work to reduce its reliance on traditional mobile-source markets by developing technologies for an array of applications, including motorcycles; small engines, such as lawn and garden power equipment; charbroilers; mining and construction; heavy-duty diesel engines; and ozone management.

2003 compared with 2002 Sales increased primarily from the addition of higher pass-through substrate costs and the favorable impact of foreign exchange, which collectively accounted for approximately two-thirds of the sales increase. Sales were also favorably impacted from increased volumes to the mobile-source markets. These sales increases were partially offset by $16.3 million decreased sales to the power-generation market and by $12.1 million decreased sales of thermal spray applications to the aerospace and power-generation markets.

Operating earnings were higher from increased volumes to the mobile-source markets. Operating earnings were also favorably impacted by absence of costs in the year-ago period related to rework for power-generation applications of $11.4 million; the favorable impact of foreign exchange of $6.7 million; and a manufacturing consolidation charge of $3.1 million recorded in 2002. The increase was partially offset by lower volumes of emission-control systems to the power-generation markets and lower volumes of thermal spray applications. Earnings were also decreased by a management consolidation and productivity initiative that resulted in a charge of $5.3 million recorded in 2003; the reversal of a warranty accrual of $4.9 million in 2002; the recognition of expenses of $5.0 million due to customer-related financial issues; higher depreciation costs of $4.3 million and higher energy costs of $2.7 million.

PROCESS TECHNOLOGIES

The Process Technologies segment enables customers to make their processes more productive, efficient, environmentally sound and safer through the supply of advanced chemical-process catalysts, additives and sorbents.

2004 Performance

RESULTS OF OPERATIONS

(In millions)	**2004**	2003	2002	% change 2003 to 2004	% change 2002 to 2003
Sales	**$615.2**	$569.2	$538.8	8.1%	5.6%
Operating earnings before special items	**87.3**	98.5	93.0	–11.4%	5.9%
Special charge	**–**	2.6	–		
Operating earnings	**87.3**	95.9	93.0	–9.0%	3.1%

Discussion This segment experienced a difficult year, as improved earnings from the petroleum-refining markets were more than offset by decreased earnings from chemical-process markets.

Sales of catalyst and additives to the petroleum-refining market increased in 2004 compared with 2003. The increase was driven by strong demand for products derived from the Company's Distributed Matrix Structure (DMS) technology platform, which sold at premium prices. DMS technology allows refiners to increase yields. Higher volumes of petroleum-refining additives also positively impacted sales. These improvements were modestly offset by decreased demand for older product offerings displaced by DMS technology.

Operating earnings from products sold to petroleum-refining markets increased in 2004 compared with 2003. Profits from increased demand for DMS technologies and other additives were partially offset by higher information technology costs of approximately $2 million, higher raw material costs of approximately $3 million and the impact of a particularly severe hurricane season. During 2004, strong demand for DMS technology began to exceed existing capacity at the operating facility that produces these products. As a result, other assets were utilized to meet the additional demand, resulting in higher transportation, production-scheduling and asset-utilization costs. In 2004, the Company launched a series of projects designed to increase both capacity and the productivity of assets that serve this market. Operating earnings for 2004 also were negatively impacted by $1.1 million compared with 2003 due to the timing of customer orders for certain older technologies.

Sales of catalysts to the chemical-process markets increased modestly in 2004 compared with 2003. The increase resulted from a currency-exchange impact of approximately $8 million and a change in product mix, which was partially offset by $7.5 million of price reductions in older custom catalyst technologies. Sales to chemical-process customers continued to be depressed, as customer capacity remained at levels that did not require catalyst change-outs. Volumes of *Lynx* polypropylene catalysts increased in 2004 compared with 2003 as market acceptance continued and expanded capacity at the Company's facility in Tarragona, Spain came on-line.

Operating earnings from products sold to chemical-process markets decreased significantly, driven primarily by the above-mentioned price reduction of $7.5 million, higher raw material costs of approximately $6 million, a change in product mix and higher information technology costs of approximately $3 million. These factors were partially offset by a favorable impact from currency exchange of approximately $3 million and absence of restructuring expenses included in the special charge referenced in the table.

Outlook The outlook for operations serving the petroleum-refining markets is strong for 2005 and beyond. Demand for premium-priced catalysts and additives is expected to remain high due to external factors, including high crude-oil prices, absence of additional worldwide refining capacity, increased demand for gasoline and environmental-fuel compliance. The Company also expects to realize price increases on certain products in early 2005. The Company's cost position is expected to improve in 2005 compared with 2004 as debottlenecking and other productivity initiatives launched in 2004 begin to produce favorable results. The Company continues to invest in research and development to maintain the competitive advantage derived from its unique DMS technology platform.

The outlook for operations serving chemical-process markets is mixed for 2005. Sales to polypropylene customers are expected to improve as market acceptance of *Lynx* products continues. The Company is expanding into the polyethylene catalyst market. Although the Company expects to sell these catalysts at a faster growth rate than the market itself, it does not anticipate these sales to contribute significantly to 2005 earnings.

The outlook for operations serving other chemical-process markets is not expected to change in 2005 as catalyst customers continue to delay large, replacement orders. Although industry consolidation has created global customers who are attempting to leverage their buying power, the Company does expect to implement price increases. The Company continues to invest in development of proprietary technologies that can command premium prices. These technologies include catalysts for gas-to-liquid, custom zeolite and dehydrogenation applications.

2003 compared with 2002 Sales grew primarily from increased demand for new technologies offered to the petroleum-refining (DMS technology platform products) and chemical-process markets (*Lynx* platform and gas-to-liquids), which aggregated $33.0 million, and the favorable impact of foreign exchange of $13.0 million. Sales were reduced by $10.3 million due to lower precious-metal prices, which are passed through to chemical-process catalyst customers in Europe and lower sales to certain chemical-process markets.

Operating earnings rose primarily due to increased demand for new technologies offered to the petroleum-refining and chemical-process markets; lower raw material costs of $4.5 million (excluding nickel); the favorable impact of foreign exchange of $5.4 million; and benefits from productivity programs. These increases were partially offset by a productivity initiative that resulted in a charge of $2.6 million recorded in the first quarter of 2003, higher energy costs of $5.7 million and higher nickel costs of $3.5 million.

APPEARANCE AND PERFORMANCE TECHNOLOGIES

The Appearance and Performance Technologies segment provides pigments, effect materials, personal care active ingredients and performance additives that enable its customers to market enhanced image and functionality in their products. This segment serves a broad array of end markets, including cosmetics, personal care, coatings, plastics, automotive, construction and paper. The segment's products help customers improve the look, functionality, performance and overall cost of their products. In addition, the segment is the internal supply source of precursors for most of the Company's advanced petroleum-refining catalysts.

2004 Performance

RESULTS OF OPERATIONS

(in millions)	2004	2003	2002	% change 2003 to 2004	% change 2002 to 2003
Sales	**$690.2**	$653.8	$650.8	5.6%	0.5%
Operating earnings before special items	**75.1**	77.3	87.1	−2.8%	−11.3%
Special charge	**6.6**	7.8	–		
Operating earnings	**68.5**	69.5	87.1	−1.4%	−20.2%

Discussion Results from this segment were mixed, as decreased earnings from sales to the paper market were partially offset by improved earnings from other markets.

Sales of kaolin- and attapulgite-based products decreased 1% in 2004 compared with 2003 as decreased volumes to the paper market were mostly offset by significant sales growth of non-paper kaolin applications. Worldwide demand for coated-paper increased in 2004, but not to levels sufficient to impact current overcapacity in the kaolin industry. That overcapacity is a result of Brazilian kaolin producers having brought more than 1.5 million tons of annual capacity on line since 1997 and not-in-kind competition from calcium carbonate. In late 2003, the Company attempted to maintain pricing and implement an energy surcharge. Certain paper customers responded by contracting with other kaolin providers, and the Company's market share decreased in 2004. During 2004, the Company rationalized certain products for the paper market and aggressively pursued other specialty, kaolin-based applications. Sales of kaolin-based products to markets other than paper increased significantly in 2004 compared with 2003. These markets include plastics, construction, automotive, agriculture and coatings.

Operating earnings from kaolin- and attapulgite-based products decreased 26% in 2004 compared with 2003. Included in the 2004 results is a restructuring charge of $6.6 million related to consolidation of certain manufacturing facilities that included asset impairment charges of $5.3 million and severance charges of $1.3 million. Results for 2003 include a charge of $7.8 million for the fair value of remaining lease costs of certain minerals-storage facilities the Company ceased to use. These businesses incurred higher information technology costs of approximately $3 million in 2004 compared with 2003. Decreased earnings from mineral-based products to the paper market were partially offset by earnings from mineral-based products to other markets as discussed above. Natural gas costs remained at historically high levels in 2004, and the Company had little success implementing gas surcharges to paper customers. Cash flows from kaolin-based operations remain substantial, and the assets have been reviewed with respect to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Currently, these assets are not impaired.

Sales of effect materials, colors and personal care actives increased 13% in 2004 compared with 2003. In July of 2004, the Company strengthened its position in the personal care market by acquiring The Collaborative Group, Ltd., including its wholly owned subsidiary Collaborative Laboratories, Inc. This accounted for approximately 25% of the increase in sales of effect materials, colors and personal care actives. Sales of effect materials and colors were strong to other served markets including cosmetics, automotive, coatings, plastics and construction.

Operating earnings from effect materials, colors and personal care actives increased approximately 4% in 2004 compared with 2003, due primarily to the above-mentioned acquisition, which was accretive to earnings. The impact of higher volumes mentioned above was offset by increased information technology costs of approximately $3 million and higher costs associated with product development and commercialization.

Outlook Earnings from the sale of kaolin- and attapulgite-based products are expected to improve in 2005 in spite of the expectation of continued weak sales to the paper market. This growth is expected to come from productivity improvements, price increases and sales increases to non-paper markets. Late in 2004, the Company implemented a plan to consolidate certain manufacturing facilities in Georgia. This plan is expected to reduce costs and improve productivity. The Company has hedged more than half its expected 2005 natural gas consumption at rates approximately one dollar higher per MMBTU than experienced in 2004. The Company expects these operations to remain profitable, but changes in volumes, pricing or energy costs could cause this situation to change.

Earnings from effect materials, colors and personal care actives are expected to grow at modest levels for the foreseeable future. Recent investment in assets serving the personal care market are expected to improve earnings as the Company continues to further develop its position in this market. The Company recently announced an offer that translates into a purchase price of €65.9 million to acquire 100% of Coletica, S.A., a French publicly traded company serving the personal care markets. This segment is investing in information technology to support its overall efforts to improve productivity, reduce operating costs and improve customer service. Competition, notably from Asian producers, continues to pressure certain markets served by these operations. The Company expects to mitigate this impact by leveraging its technology to expand its portfolio of applications and served markets.

2003 compared with 2002 Sales increased slightly in 2003 as sales increases to the coatings, cosmetics and automotive markets, and the net favorable impact of foreign exchange of $5.6 million were partially offset by lower volumes of kaolin-based products to the paper and industrial end markets. Lower volumes of kaolin-based products were attributed to continued weak demand in the paper market and the loss of some volume to competition due to pricing.

Operating earnings were lower primarily from a charge of $7.6 million recorded in 2003 for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to use, lower volumes to the paper market, higher energy costs of $11.3 million and higher costs related to the start-up of a new manufacturing plant in China. This decrease was partially offset by continued strong growth in the colorant and effect-pigment markets.

MATERIALS SERVICES

The Materials Services segment serves the Company's technology segments, their customers and others with precious and base metals and related services. This is a distribution and materials services business that purchases and sells precious metals, base metals, other commodities and related products and services. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price-risk management requirements of the Company, its customers and suppliers. Additionally, it offers the related services of precious-metal refining and storage, and produces precious-metal salts and solutions.

2004 Performance

RESULTS OF OPERATIONS

(in millions)	2004	2003	2002	% change 2003 to 2004	% change 2002 to 2003
Sales	**$1,909.4**	$1,608.3	$1,836.0	18.7%	–12.4%
Operating earnings before special items	**15.8**	10.1	41.7	56.4%	–75.8%
Special credit	**–**	–	(11.0)		
Operating earnings	**15.8**	10.1	52.7	56.4%	–80.8%

Discussion Sales for this segment include substantially all the Company's sales of metals to industrial customers of all segments. Sales also include fees invoiced for services rendered (e.g., refining and handling charges). Because of the logistical and hedging nature of much of this business and the significant precious metal values included in both sales and cost of sales, gross margins tend to be low in relation to the Company's technology segments, as does capital employed. This effect also dampens the gross margin percentages of the Company as a whole, but improves the return on investment.

While many customers for the Company's platinum-group-metal catalysts purchase the metal from Materials Services, some choose to deliver metal from other sources prior to manufacture. In such cases, precious metal values are not included in sales. The mix of such arrangements and extent of market price fluctuations can significantly affect the reported level of sales and cost of sales. Consequently, there is no necessary direct correlation between year-to-year changes in reported sales and operating earnings. Sales in 2004 increased due to higher platinum-group-metal (PGM) prices.

Operating earnings in 2004 include $3.6 million of legal provisions related to pending litigation. Operating earnings in 2003 benefited from a contract settlement of $9.3 million and reversal of a $2.8 million accrual that is no longer necessary. Earnings from metal sourcing operations improved in 2004 compared with 2003. Refining and related service operations also improved in 2004 compared with 2003 as the Company's U.S. refinery resolved certain performance difficulties. These refining operations, which are strategically important to the operations of the Company's Environmental Technologies and Process Technologies segments, returned to profitability.

Outlook The results of this segment are likely to approximate operating earnings levels between $8 million and $12 million rather than the modestly higher levels of 2004. Continued overall weakness projected in the chemical markets should continue to adversely impact the recycling and refining of platinum group metals. In addition, the results of this segment continue to reflect ongoing changes in these markets, which involve different pricing formulas that have reduced historical margins on the sourcing and distribution of platinum group metals.

2003 compared with 2002 Operating earnings were lower primarily from the timing of certain items discussed below, changes in pricing formulas that reduce margins and lower results from the recycling (refining) of platinum group metals of $9.3 million. Recycling earnings were down primarily from higher costs associated with performance issues at a domestic refinery and a less favorable mix of metals.

Operating earnings in 2003 benefited from a contract settlement of $9.3 million and the reversal of an accrual that is no longer necessary of $2.8 million. In 2002, operating earnings were favorably affected by $22.0 million of income related to platinum-group-metal transactions realized previously but deferred pending the resolution of certain contractual provisions, an insurance settlement gain of $11.0 million included as a special credit, $5.5 million of income related to a previously unrecognized contractual benefit and $3.0 million of income related to cash received from the settlement of litigation. Sales decreased from lower platinum-group-metal prices and lower volumes.

ACQUISITIONS

Counter party	Business arrangement	Transaction date	Business opportunity
The Collaborative Group, Ltd.	Acquired manufacturing and R&D facilities for $62.0 million	July 2004	Expand personal care business to include active ingredients
Platinum Sensors, SrL	Acquired manufacturing and distribution facilities for $6.6 million	April 2004	Expand temperature-sensing business globally
Shuozhou Anpeak Kaolin Co., Ltd.	Acquired certain operating assets of a China-based producer of calcined kaolin products for $12.1 million	November 2002	Enhances the Company's ability to provide specialty mineral technologies to the Asian market

CONSOLIDATED GROSS PROFIT

Gross profit as a percentage of sales was 16.1% in 2004, compared with 17.1% in 2003 and 17.4% in 2002. The following table represents gross margin percentages of the Materials Services segment and the Company's technology segments (Environmental, Process and Appearance and Performance Technologies) and the "All Other" category for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Materials Services	**2.4%**	2.3%	3.8%
Technology segments and the "All Other" category	**27.7%**	28.3%	30.4%
Total Company	**16.1%**	17.1%	17.4%

The overall decrease in 2004 compared to 2003 was primarily due to lower margins in the Process Technologies segment. Margins in the Environmental Technologies and Appearance and Performance Technologies segments were flat (see Management's Discussion and Analysis section on Environmental Technologies, Process Technologies, and Appearance and Performance Technologies for further discussion). The overall decrease in 2003 compared to 2002 was primarily due to lower margins earned in the Materials Services segment and in the Environmental Technologies segment (see Management's Discussion and Analysis section on Environmental Technologies and Materials Services for further discussion). As described earlier, the lower margins on Materials Services sales are driven by the inclusion of the value of precious metals in both sales and cost of sales.

Gross profit as a percentage of sales is expected to be comparable in 2005. Lower margins in the Environmental Technologies segment are primarily due to higher pass-through substrate costs and will be offset by higher margins in the Process Technologies and Appearance and Performance Technologies segments primarily due to the completion of productivity initiatives taken in 2004 and price increases.

SELLING, ADMINISTRATIVE AND OTHER EXPENSES

Selling, administrative and other expenses were $391.0 million in 2004 compared with $364.5 million in 2003 and $350.1 million in 2002. The increase in 2004 was primarily due to increased benefit and pension expenses of $8.7 million, increased research and development expenses of $6.8 million, incremental Sarbanes-Oxley compliance related expenses of approximately $5 million, $3.0 million in incremental operating expenses from the Collaborative acquisition, increased freight, shipping, and railcar related expenses of $2.9 million, increased legal fees of $2.5 million and the impact of foreign currency translation on selling, administrative and other expenses of approximately $2 million partially offset by higher royalty income of $4.8 million and lower bad debt expense of $3.6 million. The increase in 2003 was primarily due to increased professional and legal fees of $6.9 million, increased research and development expenses of $4.9 million and increased information technology expenses of $3.9 million.

The Company expects selling, administrative and other expenses to increase in 2005 comparable with prior year increases. Key drivers will be new SFAS No. 123(R) requirements regarding stock option expense, information technology expenses, employee medical and pension expenses, lower royalty income, full-year operating expenses from the Collaborative acquisition and other expenses.

EQUITY EARNINGS

Equity in earnings of affiliates was $37.6 million in 2004 compared to $39.4 million in 2003, and $16.2 million in 2002.

The Company currently owns HDZ, a 45%-owned former subsidiary of Engelhard-CLAL. The Company recognized earnings from this joint venture and related holdings of $7.9 million in 2004 and $19.6 million in 2003. These earnings resulted primarily from the sale of platinum inventories at favorable prices, realized gains on the sale of an inactive facility, and the strengthening of the Euro versus the U.S. dollar. As the Company has substantially liquidated this joint venture and related holdings, earnings will greatly decrease in 2005.

The Company recognized earnings from its Asian joint ventures (N.E. Chemcat and Heesung-Engelhard) of $27.8 million in 2004, $18.2 million in 2003 and $14.1 million in 2002. The Company participates in these joint ventures primarily to serve the Japanese and Korean mobile-source environmental markets. The strong improvements from 2002 through 2004 are primarily due to improved sales to these mobile-source markets. The Company maintains active alliances with these joint ventures to improve its overall position in these markets. In March 2005, the Company acquired an additional 3.4%-ownership of N.E. Chemcat in exchange for a 7.5% interest in the Company's Chinese operation serving the mobile-source environmental markets. The Company expects equity earnings from these joint ventures to remain at or above their current high levels, due to anticipated growth in the Asian mobile-source markets.

LOSS ON INVESTMENT

In 2004 and 2002, the Company recorded a loss on its Plug Power investment of $0.7 million and $6.7 million, respectively (see Note 10, "Investments," for further detail).

INTEREST

Interest expense was $23.7 million in 2004, compared with $24.3 million in 2003 and $27.4 million in 2002. Interest expense in 2004 decreased due to the Company's use of interest rate swap agreements that effectively change fixed rate debt obligations to floating rate debt obligations, partially offset by higher foreign short-term interest rates. Interest expense in 2003 decreased as a result of decreased borrowings and lower short-term interest rates.

Interest income was $5.2 million in 2004, $4.0 million in 2003 and $2.0 million in 2002. The Company capitalized interest of $2.4 million in 2004 and $3.0 million in 2003 and 2002.

In 2004, the Company opportunistically issued yen denominated debt with a coupon rate of 1.1%. This issuance lowered the average borrowing rate. The percentage of variable rate debt to total debt was 76% at December 31, 2004 compared to 69% at December 31, 2003.

The Company expects interest expense to increase in 2005, due to higher interest rates. As discussed above, 76% of the Company's borrowings is exposed to changes in short-term interest rates, and a significant increase in short-term rates would negatively impact the Company's interest expense. The Company could also experience increased borrowing levels due to acquisitions or other investment activity.

TAXES

The worldwide income tax expense was $56.4 million in 2004, compared with $64.2 million in 2003 and $66.5 million in 2002. The effective tax rate was 19.3% in 2004, 21.3% in 2003 and 22.5% in 2002 (excluding the equity investment impairment charge of $57.7 million). The decrease in the overall effective tax rate in 2004 compared to 2003 was primarily due to the conclusion of an IRS audit of the Company's 1998–2000 tax returns in the second quarter, which resulted in an $8.0 million tax benefit.

The Company believes that its effective tax rate on recurring business operations will be in the 22–24% range through 2007 with a potential increase of one percentage point in years after 2007 due to the impact of the enactment of the American Jobs Creation Act of 2004. In connection with the recent tax law changes, the Company is assessing the new tax rules relating to the repatriation of offshore earnings from its foreign subsidiaries and it will take appropriate measures in 2005. In this regard, it is too early to reasonably predict what steps the Company will take and the corresponding impact to the Company's financial statements in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity Working capital was $659.8 million at December 31, 2004, compared with $445.5 million at December 31, 2003. The current ratio was 1.7 and 1.5 at December 31, 2004 and 2003, respectively. The working capital of the Company's technology segments (Environmental Technologies, Process Technologies and Appearance and Performance Technologies) is not subject to significant fluctuations from period to period. While these businesses experience some modest seasonality, it is not enough to have a significant impact on their overall working capital requirements. The working capital of the Materials Services segment may vary due to the timing of metal contracts, but is monitored closely by senior management. While long-term working capital requirements cannot be readily predicted, it is expected that they will grow proportionally with the revenues and earnings of the technology segments.

Cash balances were $126.2 million and $87.9 million at December 31, 2004 and 2003, respectively. The majority of this cash is held by foreign subsidiaries. Where economically feasible, the Company finances its foreign subsidiaries locally. The Company maintains cash pooling systems among certain foreign operations, most notably in Europe, that allow for effective inter-subsidiary financing. It is not economically practical to pay down the Company's debt due to its long-term nature, therefore the Company currently maintains a relatively high cash balance.

As of December 31, 2004, the Company had two committed revolving credit facilities, a short-term $450 million, 364-day facility, expiring May 5, 2005, and a long-term $400 million, five-year committed credit facility expiring in May 2006. On March 7, 2005, the Company replaced the above-mentioned committed credit facilities with a new $800 million, five-year committed credit facility. This facility is to be used for general corporate purposes, including, without limitation, to provide liquidity support for the issuance of commercial paper and acquisition financing.

The Company's total debt increased to $525.7 million at December 31, 2004 from $458.8 million at December 31, 2003. The percentage of total debt to total capitalization increased to 27% at December 31, 2004 from 26% at December 31, 2003. The increase in debt levels is primarily due to the 2004 issuance of Japanese yen 11 billion notes bearing a coupon of 1.1% in the private placement market. In addition to the low coupon rate, these notes serve as an effective net investment hedge of a portion of the Company's yen-denominated investments. Through a public debt offering in May 2003, the Company issued $150 million of 10-year notes. These notes mature on May 15, 2013 and bear an interest rate of 4.25%. As discussed in Note 2, "Derivative Instruments and Hedging," these notes were effectively changed from a fixed rate debt obligation to a floating rate debt obligation through the use of interest rate swap agreements.

In 2004, the Company increased its existing $150 million shelf registration to $450 million in order to increase the Company's ability to raise cash for general corporate purposes. The Company maintains investment-grade credit ratings that it considers important for cost-effective and ready access to the capital markets. Should the Company's rating drop below investment grade, the Company would experience higher capital costs and may incur difficulty in procuring metals.

The Company's available cash and unused committed credit lines represent a measure of the Company's short-term liquidity position. The Company believes that its short-term liquidity position is sufficient to meet the cash requirements of the Company. In addition to the short-term liquidity, the Company's investment grade rating, $450 million shelf registration and access to debt and equity markets are sufficient to meet the long-term liquidity requirements of the Company.

Capital resources The Company's technology segments represent the most significant internal capital resource of the Company. The Company's technology segments contain businesses that currently generate cash approximating earnings.

This is evidenced by the comparison of depreciation and amortization to capital spending for these segments. Cash flows from the Materials Services segment tend to fluctuate from period to period due to the timing of metal contracts. In 2004, this segment was a user of cash, while in 2003, this segment was a provider of cash. The "All Other" category includes certain small manufacturing operations, the Strategic Technologies group and other corporate functions, which collectively use cash. The Strategic Technologies group develops technologies to commercial levels to generate future sources of cash.

The variance in cash flows from operating activities primarily occurred in the Materials Services segment and reflects changes in metal positions used to facilitate requirements of the Company, its metal customers and suppliers (see Note 24, "Supplemental Information," for Materials Services variances). Current levels of hedged metal obligations and committed metal positions are expected to prevail for at least the next year. Materials Services routinely enters into a variety of arrangements for the sourcing of metals. Generally, transactions are hedged on a daily basis (see Note 1, "Summary of Significant Accounting Policies," for further detail). Hedging is accomplished primarily through forward, future and option contracts. However, in closely monitored situations for which exposure levels have been set by senior management, the Company, from time to time, holds large unhedged industrial commodity positions that are subject to future market price fluctuations. These positions are included in committed metal positions, along with hedged metal holdings. The bulk of hedged metal obligations represent spot short positions. Other than in closely monitored situations, these positions are hedged through forward purchases. Unless a forward counterparty fails to perform, there is no price risk. In addition, the aggregate fair value of derivatives in a loss position is reported in hedged metal obligations (derivatives in a gain position are included in committed metal positions). Materials Services works to ensure that the Company and its customers have an uninterrupted source of metals, primarily platinum group metals, utilizing supply contracts and commodities markets around the world. Committed metal positions may include significant advances made for the purchase of precious metals that have been delivered to the Company but for which the final purchase price has not yet been determined. As of December 31, 2004, the aggregate market value of the metals purchased under a contract for which a provisional price had been paid was in excess of the amounts advanced by a total of $49.9 million. As a result, this amount was recorded in committed metal positions and accounts payable at December 31, 2004.

The Company's joint ventures operate independently of additional Company financing. These joint ventures returned $21.5 million of cash to the Company in 2004. This included a net $7.9 million of liquidating proceeds from the former Engelhard-CLAL joint venture. Proceeds from this joint venture are not expected to be significant in 2005. Proceeds from the Asian joint ventures are expected to decrease to approximately $5–10 million in 2005.

The Company also depends upon access to debt and equity markets, as discussed in the liquidity section, as a source of cash.

The Company continues to invest currently to develop future sources of cash through self-investment, alliances, licensing agreements and acquisition. Notably, in 2004, the Company invested $99.9 million in research and development, $123.1 million in capital projects and $68.6 million in acquisitions. Key capital projects for 2004 include the expansion of an automotive catalyst facility in China, an expansion of polyolefin catalyst capacity in Spain, a process improvement project for the petroleum refining catalyst business and a global information technology project. Capital expenditures for 2005 are expected to be approximately $130 million to $140 million. Acquisitions in 2004 included $6.6 million for an operation that expanded the capacity and global customer base of the Company's temperature-sensing business and $62.0 million for the acquisition of The Collaborative Group, Ltd., including its wholly owned subsidiary Collaborative Laboratories, Inc., which strengthens the Company's position in the personal care market. The Company actively pursues investment opportunities that meet risk and return criteria set by senior management. The Company expects to find opportunities in the future and will act upon these opportunities accordingly. The Company has no significant investment commitments as of December 31, 2004, however, the Company recently announced an offer that translates into a purchase price of €65.9 million to acquire 100% of Coletica, S.A., a French publicly traded company serving the personal care markets.

If sources of cash exceed opportunities for investment, the Company will return value to the shareholders. This is done through share buy-back programs, dividends and debt repayment. In 2004 the Company purchased approximately 2.7 million outstanding shares of common stock net of stock options exercised. Additionally, in early 2005, the Company's Board of Directors approved an increase in the quarterly dividend from $0.11 per share to $0.12 per share. The Company expects to find future investment opportunities, and will be able to reduce the future amount of shares purchased when this occurs.

The following table is a representation of the Company's contractual obligations as of December 31, 2004 (the notes below provide further detail with regard to the Company's contractual obligations):

Payments Due by Period

CONTRACTUAL OBLIGATIONS

(in millions)	Total	Less than one year	Two–three years	Four–five years	More than five years
Short-term borrowings	$ 12.0	$ 12.0	$ –	$ –	$ –
Accounts payable	375.9	375.9	–	–	–
Other current liabilities	248.9	248.9	–	–	–
Hedged metal obligations	292.9	292.9	–	–	–
Long-term debt, including interest payments[a]	680.0	18.1	153.2	133.6	375.1
Operating leases[b]	139.4	22.4	32.0	26.0	59.0
Purchase obligations – metal supply contracts[c]	2,532.0	594.0	956.0	730.0	252.0
Other purchase obligations[d]	61.0	56.6	2.2	2.2	–
Other long-term liabilities reflected on the balance sheet under GAAP[e]	320.9	–	37.1	31.0	252.8
Total contractual obligations	$4,663.0	$1,620.8	$1,180.5	$922.8	$938.9

(a) Future interest payments calculated using the December 31, 2004 LIBOR rate and foreign exchange rates as of December 31, 2004.

(b) In January 2005, the Company renewed its existing five-year operating lease for machinery and equipment used in the Process Technologies segment that was to mature in 2005. The term of this lease is seven years. Lease payments of approximately $3.5 million per year are not included in these amounts.

(c) These amounts reflect minimum purchase obligations for the purchase of platinum group metals assuming the December 31, 2004 prices for the various metals continue into the specified future periods. However, these are not fixed price arrangements; the prices are based on future market prices. As a result, the Company will be able to hedge the purchases with sales at those future prices.

(d) Amounts primarily relate to purchase orders for raw material purchases and warehousing- and transportation-related costs.

(e) Amounts primarily relate to postretirement/postemployment obligations (see Note 16, "Benefits," for further detail), with the remainder consisting of executive deferred compensation, SFAS No. 143 asset retirement obligations (see Note 4, "Accounting for Asset Retirement Obligations," for further detail) and the long-term portion of the environmental reserve (see Note 21, "Environmental Costs," for further detail). The 'More than five years' category includes $84.8 million related to the Company's minimum pension liability (see Note 16, "Benefits"), as well as $54.8 million of other noncurrent liabilities for which the timing of payment is not readily determinable.

In the normal course of business, the Company incurs obligations with regard to contract completion, regulatory compliance and product performance. Under certain circumstances, these obligations are supported through the issuance of letters of credit. At December 31, 2004, the aggregate outstanding amount of letters of credit supporting such obligations amounted to $112.4 million, of which $105.3 million will expire in less than one year, $7.0 million will expire in two to three years and $0.1 million will expire after five years. In the opinion of management, such obligations will not significantly affect the Company's financial position or results of operations as the Company anticipates fulfilling its performance obligations.

The Company has not engaged in any transaction within the past 12 months, and has no agreement or other contractual arrangement, to which an entity unconsolidated with the Company is a party that would constitute an off-balance sheet arrangement, as such term is defined in Item 303(a)(4)(ii) of Regulation S-K.

CREDIT RISK

The Company believes that its financial instruments do not represent a concentration of credit risk because the Company deals with a variety of major banks worldwide and its accounts receivable are spread among a number of major industries, customers and geographic areas. A centralized credit committee reviews significant credit transactions and risk-management issues before granting credit, and an appropriate level of reserves is maintained. In addition, the Company, through its credit committee and credit department, monitors the status of worldwide accounts receivable and the financial condition of its customers to help ensure collections and to minimize losses.

The Company may enter into transactions in which it advances funds after receipt of metal as provisional payment for the metal which is to be finally priced under market-based pricing formulae that will result in a determination of that price. If the final price is less than the provisional price paid, the supplier will be obligated to return the difference to the Company. Therefore, if the market price (and the anticipated final price) falls below the provisional price, the Company is exposed to the potential credit risk associated with the possibility of non-payment by the supplier, although no payment is due until after the final price is determined. As of December 31, 2004, the aggregate market value of metals purchased under a contract for which a provisional price had been paid was in excess of the amounts advanced by a total of $49.9 million. As a result, this amount was recorded in committed metal positions and accounts payable at December 31, 2004, and no current credit risk exists.

COMMITMENTS AND CONTINGENCIES

For information about commitments and contingencies, see Note 21, "Environmental Costs" and Note 22, "Litigation and Contingencies."

DIVIDENDS AND CAPITAL STOCK

Common stock dividends paid were $0.44 per share in 2004, $0.41 per share in 2003 and $0.40 per share in 2002.

PERU UPDATE

See Note 22, "Litigation and Contingencies," for a discussion of Peru.

SPECIAL CHARGES AND CREDITS

See Note 6, "Special Charges and Credits," for a discussion of the Company's special charges and credits.

OTHER MATTERS

See Note 1, "Summary of Significant Accounting Policies," for a discussion of new accounting pronouncements.

RELATED PARTY TRANSACTIONS

See Note 15, "Related Party Transactions," for a discussion of related party transactions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain key policies are explained below to assist in understanding the Company's consolidated financial statements. More detailed explanations may be found elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section and in the Notes to Consolidated Financial Statements.

Sales A significant portion of consolidated net sales represent the sale of platinum group metals to industrial customers who buy the metals from Materials Services in connection with products manufactured by the Environmental and Process Technologies segments. Accordingly, almost all of these sales are reported in the Materials Services segment, with a limited amount included in Environmental and Process Technologies' reported sales. Because metal price levels may vary widely, there is no consistent relationship between consolidated sales and gross profit.

Because the timing of the purchase of spot metals often does not coincide with the timing of the subsequent sales to industrial users, Materials Services needs to hedge price risk, usually by selling forward (i.e., for future delivery) to investment-grade trading entities, industrial companies or on futures exchanges. If a surplus of physical metal develops, Materials Services may also sell spot and buy forward to balance the risk position. Other than hedges entered into with industrial customers, sales related to these hedging transactions are not included in reported sales, as they are not meaningful in an industrial context.

Customers of the Environmental and Process Technologies segments who purchase products that improve efficiency and yields are often unable to precisely predict the dates that catalysts will be required. Accordingly, they may request that product that has already been ordered, manufactured and prepared for shipment at the agreed upon date be temporarily held by the Company until that customer's manufacturing facility is prepared to accept the new charge of catalyst. In cases where the customer requests the Company to hold the goods, agrees to be invoiced and to pay the invoices on normal terms, as well as to accept title to the goods, the Company will recognize the sale prior to shipment. Great care is exercised to make sure that these sales are only recognized in accordance with the applicable revenue recognition guidance.

Mark-to-market Materials Services procures physical metal from third parties for resale and enters into forward contracts and other relatively straight-forward hedging derivatives that are recorded as either assets or liabilities at their fair value. By acting

in its capacity as a distributor and materials service provider to the Company's technology businesses and their customers and by taking closely monitored unhedged positions as described below, Materials Services takes on the attributes of a dealer in metals. Both spot metal and derivative instruments used in hedging (i.e., forwards, futures, swaps and options) are stated at fair value. The Company values platinum, palladium, gold and silver based on the daily closing New York Mercantile Exchange (NYMEX) settlement prices. There are no so-called "terminal" markets for rhodium, so the Company's own published Industrial Bullion (EIB) prices are used. However, these are compared to other reference prices published in "Metals Week," an independent trade journal. Values for base metals come from the closing prices of the London Metals Exchange (LME).

In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company holds unhedged metal positions that are subject to future market fluctuations. Such positions may include varying levels of derivative instruments. At times, these positions can be significant. All unhedged metal transactions are monitored and marked-to-market daily. This metal that has not been hedged is therefore subject to price risk and is disclosed in Note 11, "Committed Metal Positions and Hedged Metal Obligations."

The fair values of Materials Services' various spot and derivative positions are included in committed metal positions on the asset side of the consolidated balance sheet and hedged metal obligations on the liability side. The credit (performance) risk associated with the fair value of derivatives in a gain position is greatly mitigated through the selection of investment-grade counterparties.

Precious metals Most of the platinum group metals used by Environmental and Process Technologies to manufacture products are provided in advance by the customers. The customers often purchase these metals from Materials Services, but they may also be shipped in from other sources.

Certain quantities of precious metals are carried at historical cost using the LIFO method. Because most of the metal was acquired some time ago, the market value of this metal, while fluctuating from year to year, has generally been substantially above cost. While this excess of market over cost is useful in evaluating the consolidated balance sheet from a credit perspective, the annual changes are not reflected in the income statement except to the extent that periodic liquidations of LIFO layers produce book profits. LIFO liquidation profits are separately disclosed and not included in the operating earnings of the technology or Materials Services segments.

Provision for environmental remediation As addressed in Note 21, "Environmental Costs," the Company is currently preparing, has under review, or is implementing environmental investigations and cleanup plans at several currently or formerly owned and/or operated sites. In addition, 13 sites have been identified at which the Company believes liability as a potentially responsible party is probable for the cleanup of contamination and natural resource damages resulting from historic disposal of hazardous substances allegedly generated by the Company, among others.

The Company conducts studies, as well as site surveys, to determine the extent of environmental damage and to determine the necessary requirements to remediate this damage. These studies incorporate the analysis of our internal environmental staff and consultation with legal counsel. From these studies and surveys, a range of estimates of the costs involved is derived and a liability and related expenses for environmental remediation is recorded within this range. The Company's recorded liabilities for these issues represent its best estimates of remediation and restoration costs that may be required to comply with present laws and regulations. These estimates are based on forecasts of future direct costs related to environmental remediation. These estimates change periodically as additional or better information becomes available as to the extent of site remediation required, if any. Certain changes could occur that would materially affect the Company's estimates and environmental remediation costs at known sites. If the Company discovers additional contamination, discovers previously unknown sites, or becomes subject to related personal or property damage, the Company could incur material additional costs in connection with its environmental remediation.

The accrual for environmental cleanup-related costs reported in the consolidated balance sheet at December 31, 2004 was $19.1 million, including $0.1 million for Superfund sites. These amounts represent those undiscounted costs that the Company believes are probable and reasonably estimable. For the year ended December 31, 2004, cash payments for environmental cleanup-related matters were $1.3 million. Based on currently available information and analysis, the Company's accrual represents approximately 37% of what it believes are the reasonably possible environmental cleanup-related costs of a noncapital nature. The estimate of reasonably possible costs is less certain than the probable estimate upon which the accrual is based. If the highest estimate from the range (based upon information presently available) were recorded, the total estimated liability would have increased by $32.7 million at December 31, 2004. Based on existing information and currently enacted environmental laws and regulations, cash payments for environmental cleanup-related

matters are projected to be $1.4 million for 2005, which has already been accrued. Further, the Company anticipates that the amounts of capitalized environmental projects and the expense of environmental compliance will approximate current levels.

Goodwill As of December 31, 2004, the Company had $330.8 million of goodwill that, based on impairment testing in 2004, is not impaired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company completes an impairment test of goodwill annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of its reporting units below their carrying value. The impairment test requires the Company to estimate the fair values of its reporting units, which is done by using a discounted cash flow model. Significant estimates used in the Company's discounted cash flow model include future cash flows and long-term rates of growth of its reporting units and a discount rate based on the Company's weighted-average cost of capital. Assumptions used in determining future cash flows include current and expected market conditions and future sales forecasts.

Approximately 93% of the Company's goodwill is attributable to reporting units with fair values that exceed the carrying values of the reporting units by a substantial margin. The use of different estimates and assumptions, within the range of predictable possibilities, employed in the discounted cash flow model that measures the fair value of these reporting units, would not be expected to result in an impairment of goodwill. The remaining 7% of the goodwill resides in reporting units with fair values that modestly exceed the carrying values of the reporting units. The use of different estimates and assumptions employed in the discounted cash flow model that measures the fair value of these reporting units could result in an impairment of goodwill. However, the maximum value exposed to changes in estimates and assumptions, based upon the current range of predictable possibilities, is $22.0 million. Included in this amount is $18.0 million of goodwill acquired with the industrial products business within the Environmental Technologies segment and $4.0 million of goodwill related to two acquisitions that provide minerals-based products within the Appearance and Performance Technologies segment.

Certain long-lived assets In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its property, plant and equipment for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Impairment reviews require a comparison of the estimated future undiscounted cash flows to the carrying value of the asset. If the total of the undiscounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset. Significant assumptions used in the Company's undiscounted cash flow model include future cash flows attributed to the group of assets, the group of assets subject to the impairment and the time period for which the assets will be held and used. Assumptions used in determining future cash flows include current and expected market conditions and future sales forecasts. The use of different estimates or assumptions within the Company's undiscounted cash flow model could result in undiscounted cash flows lower than the current value of the Company's assets, thereby requiring the need to compare the carrying values to their fair values. The use of different estimates or assumptions when determining the fair value of the Company's property, plant and equipment may result in different values for our property, plant and equipment, and any related impairment charges (also, see Environmental Technologies MD&A outlook section on page 39, and Appearance and Performance Technologies MD&A outlook section on page 42).

In order to provide kaolin-based products to the Company's customers and the Process Technologies segment, the Company engages in kaolin mining operations that are integrated into the manufacturing processes. The Company owns and leases land containing kaolin deposits on a long-term basis. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals. The kaolin mining process includes exploration, topsoil and overburden removal, extraction of kaolin and the subsequent reclamation of mined areas. Certain mining process costs are capitalized and expensed by the Company over the life of the related estimated mineable reserves. The quality and quantity of these mineable reserves are estimated by use of mapping, drilling, sampling and assaying that are standard evaluation methods generally accepted by the minerals industry. Other estimates considered in the evaluation of the estimated mineable reserves include long-term demand forecasts and the impact of future regulatory changes. A reduction in the estimated quantity of kaolin deposits of 10% would result in an increase of annual amortization expense of less than $1 million.

Provision for income taxes As of December 31, 2004, net deferred tax assets are approximately $102.4 million. The Company determines its current and deferred taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The tax effect of the reversal of tax differences is recorded at rates currently enacted for each jurisdiction in which it operates. To the extent that temporary differences will result in future tax benefit, the Company must estimate the timing of their reversal, and whether taxable

operating income in future periods will be sufficient to fully recognize any deferred tax assets of the Company. The future impact on earnings from using different assumptions and/or estimates cannot be reasonably quantified due to the number of scenarios and variables that are present.

As of December 31, 2004, the Company had approximately $315.3 million of state net operating loss carryforwards that expire at various intervals between 2006 and 2023. The probability of not being able to utilize these operating loss carryforwards is low under a wide range of scenarios.

It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of tax examinations. The Company establishes reserves for taxes based upon management's assessment of tax exposures under applicable accounting principles and pronouncements. The tax reserves are analyzed on a quarterly basis and adjustments are recorded as events occur that warrant changes to individual exposure items and to the overall tax reserve balance. The Company is regularly audited by the Internal Revenue Service (IRS) and the various foreign and state tax authorities in the jurisdictions in which the Company does business. The IRS has examined the Company's tax returns through 2000. As of December 31, 2004, the Company has recorded an appropriate reserve for exposures it has determined are probable.

Pensions and other postretirement/postemployment costs The Company's employee pension and other postretirement/postemployment benefit costs and obligations are dependent on its assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, salary growth, expected returns on plan assets, retirement rates, mortality rates and other factors. The discount rate assumption reflects the rate that the liabilities could be settled on the measurement date of September 30th. The Company based this discount rate on investment yields available on AA-rated corporate long-term bond yields. The duration of the AA bonds closely matches the duration of the Company's pension liability. The salary growth assumptions reflect the Company's long-term actual experience, the near-term outlook and assumed inflation. The health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Retirement rates are based primarily on actual plan experience. Mortality rates are based on published data. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and recorded obligations in such future periods. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement/postemployment benefit costs and obligations.

The Company has determined that its net pension cost is projected to be approximately $32 million in 2005, compared to $26 million in 2004 and $21 million in 2003. Based on a review of the current environment, the Company has lowered its domestic and foreign long-term rate of return assumptions used in determining net periodic pension expense from 10% and 8.43%, respectively, in 2002 to 9% and 7%, respectively, in 2004 and 2003. The Company has further lowered the domestic return assumption to 8.90% for 2005. A 1% change in the long-term rate of return assumption would increase or decrease net periodic pension expense by approximately $6 million in 2005. The Company lowered its domestic and foreign discount rates for determining net periodic pension expense from 6.75% and 5.77%, respectively, in 2003 to 6.25% and 5.50%, respectively, in 2004. Further adjustments are being made in 2005 to lower the domestic rate to 6.00%. This adjustment reflects industry trends and the current interest rate environment. A 25 basis-point increase in the discount rate would decrease pension expense by approximately $2 million in 2005 and decrease the 2004 projected benefit obligation (PBO) by approximately $25 million. A 25 basis-point decrease in the discount rate would increase pension expense by approximately $2 million in 2005 and increase the 2004 PBO by approximately $25 million. The Company used September 30, 2004 as the measurement date for its assets and liabilities. Assets on this date were $567 million. The value of the assets increased to $597 million at December 31, 2004. Had December 31, 2004 assets been used to determine 2005 net periodic pension expense, 2005 pension expense would have decreased by approximately $1 million. The Company expects its postretirement/postemployment benefit costs to be $11 million in 2005.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These

forward-looking statements involve risks and uncertainties, internal and external, that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this document.

Internal risks and uncertainties that could cause actual results to differ materially and negatively impact the Company include:

- **The Company's ability to achieve and execute internal business plans.** The Company is currently engaged in formal productivity improvement plans in its Appearance and Performance Technologies and Environmental Technologies segments that are expected to have a positive impact on earnings. Failure to achieve certain milestones would negatively impact the Company. The Company is also engaged in growth initiatives in all technology segments, led by the Strategic Technologies group. Failure to commercialize proprietary and other technologies or to acquire businesses or licensing agreements to serve targeted markets would negatively impact the Company.
- **Future divestitures and restructurings.** The Company may experience changes in market conditions that cause the Company to consider divesting or restructuring operations, which could impact future earnings.
- **The success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved.** The Company's future cash flows depend upon the creation, acquisition and commercialization of new technologies.
- **Manufacturing difficulties, property loss, or casualty loss.** Although the Company maintains business interruption insurance, the Company is dependent upon the operating success of its manufacturing facilities, and does not maintain redundant capacity. Failure of these manufacturing facilities would cause short-term profitability losses and could damage customer relations in the long-term.
- **Product quality deficiencies.** The Company's products are generally sold based upon specifications agreed upon with our customers. Failure to meet these specifications could negatively impact the Company.
- **The impact of physical inventory losses, particularly with regard to precious and base metals.** Although the Company maintains property and casualty insurance, the Company holds large physical quantities of precious and base metals, often for the account of third parties. These quantities are subject to loss by theft and manufacturing inefficiency.
- **Litigation and legal claims.** The Company is currently engaged in various legal disputes. Unfavorable resolution of these disputes would negatively impact the Company. Still unidentified future legal claims could also negatively impact the Company.
- **Contingencies related to actual or alleged environmental contamination to which the Company may be a party** (see Note 21, "Environmental Costs," as well as the section above).
- **Exposure to product liability lawsuits.**

External risks, uncertainties and changes in market conditions that could cause actual results to differ materially and negatively impact the Company include:

- **Competitive pricing or product development activities affecting demand for our products.** The Company operates in a number of markets where overcapacity, low priced foreign competitors, and other factors create a situation where competitors compete for business by reducing their prices, notably the kaolin to paper market, some effect pigments markets, the colorant market, certain chemical process markets and certain components of the mobile-source environmental markets.
- **Overall demand for the Company's products, which is dependent on the demand for our customers' products.** As a supplier of materials to other manufacturers, the Company is dependent upon the markets for its customers' products. Additionally, technological advances by direct and not-in-kind competitors could render the Company's current products obsolete.
- **Changes in the solvency and liquidity of our customers.** Although the Company believes it has adequate credit policies, the creditworthiness of customers could change.
- **Fluctuations in the supply and prices of precious and base metals and fluctuations in the relationships between forward prices to spot prices.** The Company depends upon a reliable source of precious metals, used in the manufacture of its products, for itself and its customers. These precious metals are sourced from a limited number of suppliers. Decrease in the availability of these precious metals could impact the profitability of the Company.
- **A decrease in the availability or an increase in the cost of energy, notably natural gas.** The Company consumes more than 10 million MMBTUs of natural gas annually. Compared to other sources of energy, natural gas is subject to volatility in availability and price, due to transportation, processing and storage requirements.
- **The availability and price of rare earth compounds.** The Company uses certain rare earth compounds, produced in limited locations worldwide.
- **The availability and price of other raw materials.** The Company's products contain a broad array of raw materials for which increases in price or decreases in availability could negatively impact the Company.

- **The impact of increased employee benefit costs and/or the resultant impact on employee relations and human resources.** The Company employs over 6,000 employees worldwide and is subject to recent trends in benefit costs, notably medical benefits.
- **Higher interest rates.** The majority of the Company's debt is exposed to short-term interest rate fluctuations. An increase in long-term debt rates would impact the Company when the current long-term debt instruments mature, or if the Company requires additional long-term debt.
- **Changes in foreign currency exchange rates.** The Company regularly enters into transactions denominated in foreign currencies, and accordingly is exposed to changes in foreign currency exchange rates. The Company's policy is to hedge the risks associated with monetary assets and liabilities resulting from these transactions. Additionally, the Company has significant foreign currency investments and earnings, which are subject to changes in foreign currency exchange rates upon translation into U.S. dollars.
- **Geographic expansions not developing as anticipated.** The Company expects markets in Asia to fuel growth for many served markets. China's expected growth exceeds that of most developed countries, and failure of that growth to materialize would negatively impact the Company.
- **Economic downturns and inflation.** The diversity of the Company's markets has substantially insulated the Company's profitability from economic downturns in recent years. The Company is exposed to overall economic conditions.
- **Increased levels of worldwide political instability, as the Company operates primarily in the United States, the European community, Asia, the Russian Federation, South Africa and Brazil.** Much of the Company's identified growth prospects are foreign markets. As such, the Company expects continued foreign investment and, therefore, increased exposure to foreign political instability. Additionally, the worldwide threat of terrorism can directly and indirectly impact the Company's foreign and domestic profitability.
- **The impact of the repeal of the U.S. export sales tax incentive and the enactment of the American Jobs Creation Act of 2004.** The Company is in the process of assessing the impact of these actions.
- **Government legislation and/or regulation particularly on environmental and taxation matters.** The Company maintains manufacturing facilities and, as a result, is subject to environmental laws. The Company will be impacted by changes in these laws. The Company operates in tax jurisdictions throughout the world, and, as a result, is subject to changes in tax laws, notably in the United States, the United Kingdom, Germany, the Netherlands, Italy, Switzerland, France, Spain, South Africa, Brazil, Mexico, China, Korea, Japan, India and Thailand.
- **A slowdown in the expected rate of environmental requirements.** The Company's Environmental Technologies segment's customers, and to a lesser extent, the Process Technologies segment's customers, are generally driven by increasingly stringent environmental regulations. A slowdown or repeal of regulations, could negatively impact the Company.

Investors are cautioned not to place undue reliance upon these forward-looking statements, which speak only as of their dates. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk sensitive transactions The Company is exposed to market risks arising from adverse changes in interest rates, foreign currency exchange rates and commodity prices. In the normal course of business, the Company uses a variety of techniques and instruments, including derivatives, as part of its overall risk-management strategy. The Company enters into derivative agreements with a diverse group of major financial and other institutions with individually determined credit limits to reduce exposure to the risk of nonperformance by counterparties.

Interest rate risk The Company uses a sensitivity analysis to assess the market risk of its debt-related financial instruments and derivatives. Market risk is defined here as the potential change in the fair value of debt resulting from an adverse movement in interest rates. The fair value of the Company's total debt was $520.8 million at December 31, 2004 and $482.2 million at December 31, 2003, based on prevailing interest rates at those dates. A 100 basis-point increase in interest rates could result in a reduction in the fair value of total debt of $13.6 million at December 31, 2004, compared with $14.7 million at December 31, 2003.

The Company also uses interest rate derivatives to help achieve its fixed and floating rate debt objectives. The Company currently has two interest rate swap agreements with a total notional value of $100 million maturing in August 2006, three interest rate swap agreements with a total notional value of $150 million maturing in May 2013 and two interest rate swap agreements with a total notional value of $120 million maturing in June 2028. These agreements effectively change fixed rate debt obligations into floating rate obligations. The total notional values and maturity dates of these agreements are equal to the face values and the maturity dates of the related debt instruments.

In March 2004, the Company entered into an additional interest rate derivative contract. This derivative, referred to as a Forward Rate Agreement (FRA), economically hedged the Company's interest rate exposure for the May 15, 2004 LIBOR rate reset under a pre-existing interest rate swap agreement. This FRA is marked-to-market with the gain/loss being reflected in earnings.

In June 2004, the Company entered into two additional FRA contracts, which economically hedged its interest rate exposure for the December 1, 2004 LIBOR rate reset under a pre-existing interest rate swap agreement. This FRA is marked-to-market with the gain/loss being reflected in earnings.

In January 2005, the Company entered into two additional FRA contracts, which economically hedged its interest rate exposure for the May 16, 2005 and the June 1, 2005 LIBOR rate reset under two pre-existing interest rate swap agreements. These FRAs are marked-to-market with the gain/loss being reflected in earnings.

Approximately 76% and 69% of the Company's borrowings had variable interest rates as of December 31, 2004 and 2003, respectively.

Foreign currency exchange rate risk The Company uses a variety of strategies, including foreign currency derivative contracts, to minimize or eliminate foreign currency exchange rate risk associated with its foreign currency transactions, including metal-related transactions denominated in other than U.S. dollars.

The Company uses a sensitivity analysis to assess the market risk associated with its foreign currency transactions. Market risk is defined here as the potential change in fair value resulting from an adverse movement in foreign currency exchange rates. A 10% adverse movement in foreign currency rates could result in a net loss of $19.5 million at December 31, 2004, compared with $14.7 million at December 31, 2003, on the Company's foreign currency derivative contracts. However, since the Company limits the use of foreign currency derivatives to the hedging of contractual and anticipated foreign currency payables and receivables, this loss in fair value for those instruments generally would be offset by a gain in the value of the underlying payable or receivable.

A 10% adverse movement in foreign currency rates could result in an unrealized loss of $69.8 million at December 31, 2004, compared with $63.3 million at December 31, 2003, on the Company's net investment in foreign subsidiaries and affiliates. However, since the Company views these investments as long term, the Company would not expect such a gain or loss to be realized in the near term.

Commodity price risk In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company, from time to time, holds large, unhedged industrial commodity positions that are subject to market price fluctuations. Such positions may include varying levels of derivative commodity instruments. All unhedged industrial commodity transactions are monitored and marked-to-market daily. All other industrial commodity transactions are hedged on a daily basis, using forward, future, option or swap contracts to substantially eliminate the exposure to price risk. These positions are also marked-to-market daily.

The Company performed a "value-at-risk" analysis on all of its metal-related commodity assets and liabilities. The "value-at-risk" calculation is a statistical model that uses historical price and volatility data to predict market risk on a one-day interval with a 95% confidence level. While the "value-at-risk" models are relatively sophisticated, the quantitative information generated is limited by the historical information used in the calculation. For example, the volatility in the platinum and palladium markets in 2001 and 2000 was much greater than historical norms. Therefore, the Company uses this model only as a supplement to other risk management tools and not as a substitute for the experience and judgment of senior management and dealers who have extensive knowledge of the markets and adjust positions and revise strategies as the markets change. Based on the "value-at-risk" analysis in the context of a 95% confidence level, the maximum potential one-day loss in fair value was approximately $2.3 million at December 31, 2004, compared with $3.3 million as of December 31, 2003. The actual one-day changes in fair value of the Company's metal-related commodity assets and liabilities never exceeded the average of the "value-at-risk" amounts as of the yearly open and close for each of the Company's 2004 and 2003 fiscal years.

The Company is also exposed to commodity price risk on the unhedged portion of its natural gas purchases related to its purchase of natural gas that is used in the manufacture of its products. As of December 31, 2004, the Company has hedged approximately 30% of its expected natural gas purchases for 2005. At December 31, 2004, a uniform one-dollar increase in the price of natural gas would result in a decrease in operating earnings of approximately $7.7 million for the year ending December 31, 2005 based upon the Company's unhedged portion of its expected natural gas purchases for 2005.

(in millions, except per-share amounts)	**2004**	2003	2002	2001	2000
Net sales	**$4,166.4**	$3,714.5	$3,753.6	$5,096.9	$5,542.6
Net earnings(1)	**235.5**	234.2	171.4	225.6	168.3
Basic earnings per share(1)	**1.91**	1.87	1.34	1.73	1.33
Diluted earnings per share(1)	**1.88**	1.84	1.31	1.71	1.31
Total assets	**3,178.6**	2,933.0	3,020.7	2,995.5	3,166.8
Long-term debt	**513.7**	390.6	247.8	237.9	248.6
Shareholders' equity	**1,414.3**	1,285.4	1,077.2	1,003.5	874.6
Cash dividends paid per share	**0.44**	0.41	0.40	0.40	0.40
Return on average shareholders' equity(1)	**17.4%**	19.8%	16.5%	24.0%	20.5%

(1) Net earnings in 2004 include the following: a tax provision benefit of $8.0 million resulting from an agreement reached with the Internal Revenue Service with respect to the Company's tax returns for 1998 through 2000, a charge of $4.1 million resulting from the consolidation of certain manufacturing operations to improve efficiency and a credit of $0.8 million related to the reversal of prior year special charge accruals (see Note 6, "Special Charges and Credits," for further detail).

Net earnings in 2003 include the following: a royalty settlement gain of $17.6 million, a charge of $4.8 million for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to use and restructuring charges of $5.6 million (see Note 6, "Special Charges and Credits," for further detail). In addition, a transition charge of $2.3 million was recorded on January 1, 2003 as the cumulative effect of an accounting change (see Note 4, "Accounting for Asset Retirement Obligations," for further detail).

Net earnings in 2002 include the following: an impairment charge of $57.7 million associated with the Engelhard-CLAL joint venture (see Note 10, "Investments," for further detail), an impairment charge of $4.1 million associated with an investment in fuel-cell developer Plug Power Inc. (see Note 10, "Investments," for further detail), a charge of $1.9 million related to a manufacturing consolidation plan and a $6.8 million insurance settlement gain (see Note 6, "Special Charges and Credits," for further detail).

Net earnings in 2000 include special and other charges of $92.0 million for a variety of events, including the write-down of goodwill and fixed assets of the Company's HexCore business unit and net gains of $12.9 million on sales of investments and land.

The following tables provide information related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (see Note 4, "Accounting for Asset Retirement Obligations," for further detail):

(in millions, except per-share amounts)	**2004**	2003	2002	2001	2000
Net earnings before cumulative effect of a change in accounting principle	**$235.5**	$236.5	$171.4	$225.6	$168.3
Cumulative effect of a change in accounting principle, net of tax of $1,390	–	(2.3)	–	–	–
Net earnings	**$235.5**	$234.2	$171.4	$225.6	$168.3
Earnings per share – basic:					
Earnings before cumulative effect of a change in accounting principle	**$ 1.91**	$ 1.89	$ 1.34	$ 1.73	$ 1.33
Cumulative effect of a change in accounting principle, net of tax	–	(0.02)	–	–	–
Earnings per share – basic	**$ 1.91**	$ 1.87	$ 1.34	$ 1.73	$ 1.33
Earnings per share – diluted:					
Earnings before cumulative effect of a change in accounting principle	**$ 1.88**	$ 1.86	$ 1.31	$ 1.71	$ 1.31
Cumulative effect of a change in accounting principle, net of tax	–	(0.02)	–	–	–
Earnings per share – diluted	**$ 1.88**	$ 1.84	$ 1.31	$ 1.71	$ 1.31

PRO FORMA AMOUNTS ASSUMING THE PROVISIONS OF SFAS NO. 143 WERE APPLIED RETROACTIVELY:

	2004	2003	2002	2001	2000
Net earnings before cumulative effect of a change in accounting principle	**$235.5**	$236.5	$170.8	$225.0	$167.8
Basic earnings per share before cumulative effect	**1.91**	1.89	1.33	1.73	1.33
Diluted earnings per share before cumulative effect	**1.88**	1.86	1.31	1.70	1.31

SELECTED FINANCIAL DATA

ENGELHARD CORPORATION

(in millions, except per-share amounts)	First quarter	Second quarter	Third quarter	Fourth quarter
2004				
Net sales	**$1,040.0**	**$1,107.8**	**$1,002.0**	**$1,016.4**
Gross profit	**159.4**	**169.7**	**168.9**	**171.8**
Earnings before income taxes and cumulative effect of a change in accounting principle	**64.5**	**76.9**	**75.7**	**74.7**
Net earnings	**50.3**	**68.0**	**59.1**	**58.1**
Basic earnings per share	**0.41**	**0.55**	**0.48**	**0.48**
Diluted earnings per share	**0.40**	**0.54**	**0.47**	**0.47**
2003				
Net sales	$ 830.4	$ 929.4	$ 915.4	$1,039.3
Gross profit	149.6	162.9	154.1	167.5
Earnings before income taxes and cumulative effect of a change in accounting principle	77.3	69.5	75.1	78.8
Net earnings	56.7	54.0	59.8	63.7
Basic earnings per share before cumulative effect of a change in accounting principle	0.46	0.43	0.48	0.51
Diluted earnings per share before cumulative effect of a change in accounting principle	0.46	0.43	0.47	0.50
Basic earnings per share	0.44	0.43	0.48	0.51
Diluted earnings per share	0.44	0.43	0.47	0.50

Results in the second quarter 2004 include a tax provision benefit of $8.0 million resulting from an agreement reached with the Internal Revenue Service with respect to the Company's tax returns for 1998 through 2000.

Results in the fourth quarter 2004 include a charge of $6.6 million ($4.1 million after tax) resulting from the consolidation of certain manufacturing operations to improve efficiency and a credit of $1.3 million ($0.8 million after tax) related to the reversal of prior year special charge accruals (see Note 6, "Special Charges and Credits," for further detail).

Results in the first quarter of 2003 include charges of $8.7 million ($5.6 million after tax) primarily related to a management consolidation and productivity initiative in the Environmental and Process Technologies segments and within the "All Other" category, and a gain of $28.4 million ($17.6 million after tax) associated with a royalty settlement. In addition, a transition charge of $3.7 million ($2.3 million after tax) was recorded on January 1, 2003 as the cumulative effect of an accounting change.

Results in the second quarter of 2003 include a charge of $7.8 million ($4.8 million after tax) for the fair value of the remaining lease costs of certain minerals-storage facilities that the Company ceased to use because of productivity initiatives.

The above amounts are calculated independently for each of the quarters presented. The sum of the quarters may not equal the full year amounts.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Year ended December 31 (in thousands, except per-share amounts)	2004	2003	2002
Net sales	**$4,166,420**	$3,714,493	$3,753,571
Cost of sales	**3,496,606**	3,080,408	3,099,806
Gross profit	**669,814**	634,085	653,765
Selling, administrative and other expenses	**391,031**	364,490	350,137
Special charge (credit), net	**5,304**	(11,978)	(7,862)
Operating earnings	**273,479**	281,573	311,490
Equity in earnings of affiliates	**37,582**	39,368	16,207
Equity investment impairment	**–**	–	(57,704)
Loss on investment	**(663)**	–	(6,659)
Interest income	**5,205**	4,035	1,968
Interest expense	**(23,704)**	(24,330)	(27,378)
Earnings before income taxes	**291,899**	300,646	237,924
Income tax expense	**56,371**	64,154	66,516
Net earnings before cumulative effect of a change in accounting principle	**235,528**	236,492	171,408
Cumulative effect of a change in accounting principle, net of tax of $1,390	**–**	(2,269)	–
Net earnings	**$ 235,528**	$ 234,223	$ 171,408
Earnings per share – basic:			
Earnings before cumulative effect of a change in accounting principle	**$ 1.91**	$ 1.89	$ 1.34
Cumulative effect of a change in accounting principle, net of tax	**–**	(0.02)	–
Earnings per share – basic	**$ 1.91**	$ 1.87	$ 1.34
Earnings per share – diluted:			
Earnings before cumulative effect of a change in accounting principle	**$ 1.88**	$ 1.86	$ 1.31
Cumulative effect of a change in accounting principle, net of tax	**–**	(0.02)	–
Earnings per share – diluted	**$ 1.88**	$ 1.84	$ 1.31
Average number of shares outstanding – basic	**123,155**	125,359	128,089
Average number of shares outstanding – diluted	**125,350**	127,267	130,450

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

ENGELHARD CORPORATION

December 31 (in thousands)	2004	2003
Assets		
Cash and cash equivalents	**$ 126,229**	$ 87,889
Receivables, net of allowances of $12,411 and $11,566, respectively	**410,382**	400,043
Committed metal positions	**457,570**	350,163
Inventories	**459,637**	442,787
Other current assets	**135,631**	112,678
Total current assets	**1,589,449**	1,393,560
Investments	**179,160**	158,664
Property, plant and equipment, net	**911,029**	880,822
Goodwill	**330,798**	275,121
Other intangible assets, net and other noncurrent assets	**168,156**	224,836
Total assets	**$3,178,592**	$2,933,003
Liabilities and shareholders' equity		
Short-term borrowings	**$ 12,025**	$ 68,275
Accounts payable	**375,890**	296,979
Hedged metal obligations	**292,880**	295,821
Other current liabilities	**248,872**	286,940
Total current liabilities	**929,667**	948,015
Long-term debt	**513,680**	390,565
Other noncurrent liabilities	**320,933**	309,024
Total liabilities	**1,764,280**	1,647,604
Shareholders' equity		
Preferred stock, no par value, 5,000 shares authorized but unissued	**–**	–
Common stock, $1 par value, 350,000 shares authorized and 147,295 shares issued	**147,295**	147,295
Additional paid-in capital	**34,334**	26,756
Retained earnings	**1,800,531**	1,619,284
Treasury stock, at cost, 25,393 and 22,885 shares, respectively	**(572,815)**	(492,057)
Accumulated other comprehensive income (loss)	**4,967**	(15,879)
Total shareholders' equity	**1,414,312**	1,285,399
Total liabilities and shareholders' equity	**$3,178,592**	$2,933,003

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

ENGELHARD CORPORATION

Year ended December 31 (in thousands)	2004	2003	2002
Cash flows from operating activities			
Net earnings	**$ 235,528**	$ 234,223	$ 171,408
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and depletion	**124,951**	124,315	110,676
Amortization of intangible assets	**3,736**	3,357	2,886
Loss on investment	**663**	–	6,659
Equity results, net of dividends	**(16,038)**	(14,805)	(12,279)
Equity investment impairment	**–**	–	57,704
Net change in assets and liabilities:			
Materials Services related	**(31,566)**	107,590	(26,269)
All other	**6,107**	(48,696)	(4,732)
Net cash provided by operating activities	**323,381**	405,984	306,053
Cash flows from investing activities			
Capital expenditures	**(123,168)**	(113,557)	(113,309)
Proceeds from sale of investments	**1,988**	6,651	–
Acquisitions and other investments	**(68,640)**	(1,000)	(7,606)
Net cash used in investing activities	**(189,820)**	(107,906)	(120,915)
Cash flows from financing activities			
Proceeds from short-term borrowings	**–**	–	264,155
Repayment of short-term borrowings	**(56,250)**	(284,283)	(304,457)
Repayment of long-term debt	**(73)**	(184)	(148)
Proceeds from issuance of long-term debt	**108,669**	150,224	–
Purchase of treasury stock	**(113,027)**	(119,568)	(133,543)
Cash from exercise of stock options	**24,420**	32,880	48,781
Dividends paid	**(54,281)**	(51,576)	(51,492)
Net cash used in financing activities	**(90,542)**	(272,507)	(176,704)
Effect of exchange rate changes on cash	**(4,679)**	14,072	6,778
Net increase in cash	**38,340**	39,643	15,212
Cash and cash equivalents at beginning of year	**87,889**	48,246	33,034
Cash and cash equivalents at end of year	**$ 126,229**	$ 87,889	$ 48,246

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENGELHARD CORPORATION

(in thousands, except per-share amounts)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance at December 31, 2001	$147,295	$ 7,378	$1,316,721	$(335,879)		$(132,009)	$1,003,506
Comprehensive income (loss):							
Net earnings			171,408		$171,408		171,408
Other comprehensive income (loss):							
Cash flow derivative adjustment, net of tax					4,424		
Foreign currency translation adjustment					70,284		
Minimum pension liability adjustment, net of tax					(57,689)		
Investment adjustment, net of tax					(200)		
Other comprehensive income					16,819	16,819	16,819
Comprehensive income					$188,227		
Dividends ($0.40 per share)			(51,492)				(51,492)
Treasury stock acquired				(133,543)			(133,543)
Stock bonus and option plan transactions		13,498		56,971			70,469
Balance at December 31, 2002	147,295	20,876	1,436,637	(412,451)		(115,190)	1,077,167
Comprehensive income (loss):							
Net earnings			234,223		$234,223		234,223
Other comprehensive income (loss):							
Cash flow derivative adjustment, net of tax					(123)		
Foreign currency translation adjustment					77,787		
Minimum pension liability adjustment, net of tax					21,120		
Investment adjustment, net of tax					527		
Other comprehensive income					99,311	99,311	99,311
Comprehensive income					$333,534		
Dividends ($0.41 per share)			(51,576)				(51,576)
Treasury stock acquired				(119,568)			(119,568)
Stock bonus and option plan transactions		5,880		39,962			45,842
Balance at December 31, 2003	147,295	26,756	1,619,284	(492,057)		(15,879)	1,285,399
Comprehensive income (loss):							
Net earnings			**235,528**		**$235,528**		**235,528**
Other comprehensive income (loss):							
Cash flow derivative adjustment, net of tax					**(1,569)**		
Foreign currency translation adjustment					**38,748**		
Minimum pension liability adjustment, net of tax					**(16,008)**		
Investment adjustment, net of tax					**(325)**		
Other comprehensive income					**20,846**	**20,846**	**20,846**
Comprehensive income					**$256,374**		
Dividends ($0.44 per share)			**(54,281)**				**(54,281)**
Treasury stock acquired				**(113,027)**			**(113,027)**
Stock bonus and option plan transactions		**7,578**		**32,269**			**39,847**
Balance at December 31, 2004	**$147,295**	**$34,334**	**$1,800,531**	**$(572,815)**		**$ 4,967**	**$1,414,312**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ENGELHARD CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation The accompanying consolidated financial statements include the accounts of Engelhard Corporation and its majority-owned subsidiaries (collectively referred to as Engelhard or the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Reclassifications The prior year presentation of the "Consolidated Statements of Cash Flows" has been changed to conform to the current year presentation. Specifically, "(Decrease)/increase in hedged metal obligations" has been reclassified from "Net cash used in financing activities" to "Net cash provided by operating activities," and is included in the "Materials Services related" line. The effect of this reclassification to "Net cash provided by operating activities" is a decrease of $225 million and an increase of $3.8 million for the years ended December 31, 2003 and 2002, respectively. The effect of this reclassification to "Net cash used in financing activities" is a decrease in 2003 and an increase in 2002 by equivalent amounts.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents Cash equivalents include all investments purchased with an original maturity of three months or less.

Inventories Inventories are stated at the lower of cost or market. The elements of inventory cost include direct labor and materials, variable overhead and fixed manufacturing overhead. The majority of the Company's physical metal is carried in committed metal positions at fair value with the remainder carried in inventory at historical cost. The cost of owned precious metals included in inventory is determined using the last-in, first-out (LIFO) method of inventory valuation. The cost of other inventories is principally determined using the first-in, first-out (FIFO) method.

Property, plant and equipment Property, plant and equipment are stated at cost. Depreciation of buildings and equipment is provided primarily on a straight-line basis over the estimated useful lives of the assets. Buildings and building improvements are depreciated over 20 years, while machinery and equipment is depreciated based on lives varying from 3 to 10 years. Depletion of mineral deposits and deferred mine development costs is provided under the units-of-production method. When assets are sold or retired, the cost and related accumulated depreciation is removed from the accounts, and any gain or loss is included in earnings. The Company continually evaluates the reasonableness of the carrying value of its fixed assets. If the expected future undiscounted cash flows associated with these assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ENGELHARD CORPORATION

are less than their carrying value, the assets are written down to their fair value. Repair and maintenance costs are expensed as incurred.

Intangible assets Identifiable intangible assets, such as patents and trademarks, are amortized using the straight-line method over their estimated useful lives, which range from 4 to 15 years. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment at least annually.

The Company continually evaluates the reasonableness of the carrying value of its intangible assets. For its identifiable intangible assets, an impairment would be recognized if the expected future undiscounted cash flows are less than their carrying amounts. For goodwill and other intangible assets that have indefinite useful lives, an impairment would be recognized if the carrying amount of a respective reporting unit exceeded the fair value of that reporting unit.

Committed metal positions and hedged metal obligations Committed metal positions reflect the fair value of the long spot metal positions (other than LIFO inventory) held by the Company plus the fair value of contracts that are in a gain position undertaken to economically hedge price exposures. Because most of the spot metal has been hedged through forward/future sales or other derivative arrangements (e.g., swaps), it is referred to as being "committed," although the physical metal can be used by the Company until such time as the sales are settled. The portion of this metal that has not been hedged and, therefore, is subject to price risk is discussed below and disclosed in Note 11, "Committed Metal Positions and Hedged Metal Obligations."

The bulk of hedged metal obligations represent spot short positions. Other than in the closely monitored situations noted below, these positions are hedged through forward purchases with investment grade counterparties. Unless a forward counterparty fails to perform, there is no price risk. In addition, the aggregate fair value of derivatives in a loss position is reported in hedged metal obligations (derivatives in a gain position are included in committed metal positions).

For the purpose of determining whether the Company is in a net spot long or short position with respect to a metal, purchased quantities received for which the Company is not exposed to market price risk (because of provisional rather than final pricing) are considered a component of its spot positions.

To the extent metal prices increase subsequent to a spot purchase that has been hedged, the Company will recognize a gain as a result of marking the spot metal to market while at the same time recognizing a loss related to the fair value of the derivative instrument. As noted above, the aggregate fair value of derivatives in a loss position is classified as part of hedged metal obligations at the balance sheet date because the Company has incurred a liability to the counterparty. Should the reverse occur and metal prices decrease, the resultant gain on the derivative will be offset against the spot loss within committed metal positions.

Both spot metal and derivative instruments used in hedging (i.e., forwards, futures, swaps and options) are stated at fair value. If relevant listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations and price quotations in different markets, including markets located in different geographic areas. Any change in value, whether realized or unrealized, is recognized as an adjustment to cost of sales in the period of the change.

In closely monitored situations, for which exposure levels and transaction size limits have been set by senior management, the Company holds unhedged metal positions that are subject to future market fluctuations. Such positions may include varying levels of derivative instruments. At times, these positions can be significant. All unhedged metal transactions are monitored and marked-to-market daily. The metal that has not been hedged and is therefore subject to price risk and is disclosed in Note 11, "Committed Metal Positions and Hedged Metal Obligations."

Environmental costs In the ordinary course of business, like most other industrial companies, the Company is subject to extensive and changing federal, state, local and foreign environmental laws and regulations and has made provisions for the estimated financial impact of environmental cleanup-related costs. The Company's policy is to accrue for environmental cleanup-related costs of a noncapital nature when those costs are believed to be probable and can be reasonably estimated. Environmental cleanup costs are deemed probable when litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or an assessment is probable, and, based on available information, it is probable that the outcome of such litigation, claim or assessment will be unfavorable. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. For certain matters, the Company expects to share costs with other parties. The Company does not include anticipated recoveries from insurance carriers or other third parties in its accruals for environmental liabilities.

Revenue recognition Except for bill-and-hold situations discussed below, revenues are not recognized on sales of product unless the goods are shipped and title has passed to the customer. Sales of product include sales of catalysts, pigments, performance additives, sorbents and precious metal sold to industrial customers. Revenues for refining services are recognized on the contractually agreed settlement date. In limited situations, revenue is recognized on a bill-and-hold basis as title passes to the customer before shipment of goods. These bill-and-hold sales meet the criteria of Staff Accounting Bulletin No. 104, "Revenue Recognition," for revenue recognition. Sales recognized on a bill-and-hold basis were approximately $15.3 million as of December 31, 2004, $19.4 million as of December 31, 2003 and $31.0 million as of December 31, 2002. With regard to the balance classified as bill-and-hold sales, the Company has collected $10.6 million of the outstanding balance as of March 1, 2005.

The Company accrues for warranty costs, sales returns and other allowances, based on experience and other relevant factors, when sales are recognized.

In accordance with Emerging Issues Task Force EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company reports amounts billed to customers for shipping and handling fees as sales in the Company's "Consolidated Statements of Earnings." Costs incurred by the Company for shipping and handling fees are reported as cost of sales.

Sales and cost of sales Some of the Company's businesses use precious metals in their manufacturing processes. Precious metals are included in sales and cost of sales if the metal has been supplied by the Company. Often, customers supply the precious metals for the manufactured product. In those cases, precious-metals values are not included in sales or cost of sales. The mix of such arrangements, the extent of market-price fluctuations and the general price level of platinum group and other metals can significantly affect the reported level of sales and cost of sales. Consequently, there is no direct correlation between year-to-year changes in reported sales and operating earnings.

In addition to the cost of precious metals recognized as revenues, cost of sales includes all manufacturing costs (raw materials, direct labor and overhead). Cost of sales also includes shipping and handling fees and warranties.

For all Materials Services activities, a gain or loss is recorded as an element of cost of sales based on changes in the market value of the Company's positions.

Selling, administrative and other expenses The selling, administrative and other expenses line item in the "Consolidated Statements of Earnings" includes management and administrative compensation, research and development, professional fees, information technology expenses, travel expenses, administrative rent expenses, sales commissions and insurance expenses.

Income taxes Deferred income taxes reflect the differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted.

Equity method of accounting The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies, generally 20% to 50% owned, are accounted for using the equity method. Accordingly, the Company's share of the earnings of these companies is included in consolidated net income. Investments in nonsubsidiary companies in which the Company does not have significant influence are carried at cost.

Foreign currency translation The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an appropriate average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are included in the Company's "Consolidated Statements of Earnings."

Stock option plans The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1995 and adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Financial Accounting Standards Board (FASB) Statement No. 123," in December 2002. The Company has applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share as if the fair-value-based method prescribed by SFAS No. 123 had been applied. In general, no compensation cost related to the Company's stock option plans is recognized in the Company's "Consolidated Statements of Earnings" as options are issued at market price on the date of grant. See "New Accounting Pronouncements" below for information relating to SFAS No. 123(R), "Share-Based Payment," which was issued by the FASB in December 2004.

Had compensation cost for the Company's stock option plans been determined based on the fair value at grant date consistent with the provisions of SFAS No. 123, "Accounting for Stock

Based Compensation," the Company's net earnings and earnings per share would have been as follows:

PRO FORMA INFORMATION

(in millions, except per-share data)	2004	2003	2002
Net earnings – as reported	**$235.5**	$234.2	$171.4
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	**(6.8)**	(5.8)	(6.3)
Net earnings – pro forma	**$228.7**	$228.4	$165.1
Earnings per share:			
Basic earnings per share – as reported	**$ 1.91**	$ 1.87	$ 1.34
Basic earnings per share – pro forma	**1.86**	1.82	1.29
Diluted earnings per share – as reported	**1.88**	1.84	1.31
Diluted earnings per share – pro forma	**1.82**	1.79	1.27

Research and development costs Research and development costs are charged to expense as incurred and were $99.9 million in 2004, $93.1 million in 2003 and $88.2 million in 2002. These costs are included within selling, administrative and other expenses in the Company's "Consolidated Statements of Earnings."

New accounting pronouncements In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires compensation costs relating to share-based payment transactions, including grants of employee stock options, be recognized in the financial statements based on their fair values. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an acceptable alternative to recognition of expenses in the financial statements. SFAS No. 123(R) is effective as of the beginning of the first reporting period that begins after June 15, 2005. The Company currently measures compensation costs related to share-based payments under APB No. 25, as allowed by SFAS No. 123, and provides disclosure in the notes to financial statements as required by SFAS No. 123. SFAS No. 123(R) provides for two transition alternatives: Modified-Prospective transition and Modified-Retrospective transition. The Company is currently evaluating the transition alternatives. Depending on the method chosen, the Company expects the impact in 2005 to be approximately $0.03 to $0.06 per share.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29." This statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial condition.

In December 2004, the FASB issued FASB Staff Position (FSP) No. 109-1 to provide guidance on the application of SFAS No. 109, "Accounting for Income Taxes" to the provision within the American Jobs Creation Act of 2004, enacted on October 22, 2004, that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturers' deduction provided for under the Act should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction.

In December 2004, FASB Staff Position (FSP) No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" was issued, providing guidance under SFAS No. 109, "Accounting for Income Taxes" for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004, enacted on October 22, 2004. FSP No. 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Act before applying the requirements of FSP No. 109-2. Accordingly, the Company is assessing the new tax rules relating to the repatriation of offshore earnings from its foreign subsidiaries and it will take appropriate measures in 2005. It is too early to reasonably predict what steps the Company will take in this regard and the corresponding impact to the Company's financial statements in 2005.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that these items be recognized as current-period charges regardless of whether they meet the "so abnormal" criteria outlined in ARB No. 43. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company's results of operations or financial condition.

In May 2004, the FASB issued FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This FSP supersedes FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Company had made a one-time election under FSP No. 106-1 to defer accounting for the effects of the Act until specific authoritative guidance was issued on how to account for the federal subsidy. FSP No. 106-2 provides guidance on the accounting for the effects of the Act, and requires employers that sponsor postretirement prescription drug benefits to make certain disclosures regarding the effect of the federal subsidy provided by the Act. Based on a review of the Company's current plan design and consultations with its actuaries, the Company believes that its postretirement prescription drug benefits are actuarially equivalent to Medicare Part D and that it will qualify for the federal subsidy. As a result, the Company early adopted the provisions of FSP No. 106-2 as of the quarter ended June 30, 2004 and has incorporated the required disclosure provisions into these consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," an amendment of FASB Statements No. 87, 88 and 106. This statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement and recognition of those plans required by FASB Statements No. 87, 88 and 106. This statement retains the disclosure requirements contained in the original Statement No. 132. It requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit plans and other defined benefit postretirement plans. The Company has adopted this statement and has incorporated the required disclosure provisions into these consolidated financial statements.

2. DERIVATIVE INSTRUMENTS AND HEDGING

The Company reports all derivative instruments on the balance sheet at their fair value. Foreign exchange contracts, commodity contracts and interest rate derivatives are recorded within the "Other current assets" and "Other current liabilities" lines on the Company's "Consolidated Balance Sheets." Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and are reclassified to earnings in the period the hedged item is reflected in earnings. Changes in the fair value of derivatives that are not designated as cash flow hedges are reported immediately in earnings. Cash flows resulting from derivatives accounted for as cash flow or fair value hedges are classified in the same category as the cash flows from the underlying transactions.

In order to manage in a manner consistent with historical processes, procedures and systems and to achieve operating economies, certain economic hedge transactions are not designated as hedges for accounting purposes. In those cases, which primarily relate to precious and base metals, the Company will continue to mark-to-market both the hedge instrument and the related position constituting the risk hedged, recognizing the net effect in current earnings.

The Company documents all relationships between derivative instruments designated as hedging instruments and the hedged items at inception of the hedges, as well as its risk-management strategies for the hedges. For the years ended December 31, 2004, 2003 and 2002, there was no gain or loss recognized in earnings resulting from hedge ineffectiveness.

Foreign exchange contracts The Company designates as cash flow hedges certain foreign currency derivative contracts which hedge the exposure to the foreign exchange rate variability of the functional-currency equivalent of foreign-currency denominated cash flows associated with forecasted sales or forecasted purchases. The ultimate maturities of the contracts are timed to coincide with the expected occurrence of the underlying forecasted transaction.

For the years ended December 31, 2004, 2003 and 2002, the Company reported after-tax losses of $1.5 million, $1.7 million and $0.3 million, respectively, in accumulated other comprehensive income relating to the change in the fair value of derivatives designated as foreign exchange cash flow hedges. It is expected that cumulative losses of $1.5 million as of December 31, 2004 will be reclassified into earnings within the next 12 months. There was no gain or loss reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges due to the probability of the original forecasted transactions not occurring. As of December 31, 2004, the maximum length of time over which the Company has hedged its exposure to movements in foreign exchange rates for forecasted transactions is 12 months.

A second group of forward contracts entered into to hedge the exposure to foreign currency fluctuations associated with certain monetary assets and liabilities is not designated as hedging instruments for accounting purposes. Changes in the fair value of these items are recorded in earnings offsetting the foreign exchange gains and losses arising from the effect of changes in exchange rates used to measure related monetary assets and liabilities.

Commodity contracts The Company enters into contracts that are designated as cash flow hedges to protect a portion of its exposure to movements in certain commodity prices. These contracts primarily relate to derivatives designated as natural gas and nickel cash flow hedges. The ultimate maturities of the contracts are timed to coincide with the expected usage of these commodities.

For the year ended December 31, 2004, the Company reported an after-tax loss of $0.3 million in accumulated other comprehensive income relating to the change in the fair value of derivatives designated as cash flow commodity hedges. The Company reported after-tax gains of $1.6 million and $4.7 million in accumulated other comprehensive income for the years ended December 31, 2003 and 2002, respectively. It is expected that the cumulative loss of $0.3 million as of December 31, 2004 will be reclassified into earnings within the next 15 months. There was no gain or loss reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow commodity hedges due to the probability of the original forecasted transactions not occurring. As of December 31, 2004, the maximum length of time over which the Company has hedged its exposure to movements in commodity prices for forecasted transactions is 15 months.

The use of derivative metal instruments is discussed in Note 1, "Summary of Significant Accounting Policies," under Committed Metal Positions and Hedged Metal Obligations. To the extent that the maturities of these instruments are mismatched, the Company may be exposed to market risk. This exposure is mitigated through the use of Eurodollar futures that are marked-to-market daily along with the underlying commodity instruments (see Note 11, "Committed Metal Positions and Hedged Metal Obligations").

Interest rate derivatives The Company uses interest rate derivatives that are designated as fair value hedges to help achieve its fixed and floating rate debt objectives. The Company currently has two interest rate swap agreements with a total notional value of $100 million maturing in August 2006, three interest rate swap agreements with a total notional value of $150 million maturing in May 2013, and two additional interest rate swap agreements with a total notional value of $120 million maturing in June 2028. These agreements effectively change fixed rate debt obligations into floating rate debt obligations. The total notional values and maturity dates of these agreements are equal to the face values and the maturity dates of the related debt instruments. For these fair value hedges, there was no gain or loss recognized from hedged firm commitments no longer qualifying as fair value hedges for the years ending December 31, 2004, 2003 and 2002.

In March 2004, the Company entered into an additional interest rate derivative contract. This derivative, referred to as a Forward Rate Agreement (FRA), economically hedged the Company's interest rate exposure for the May 15, 2004 LIBOR rate reset under a pre-existing interest swap agreement. This FRA is marked-to-market with the gain/loss being reflected in earnings.

In June 2004, the Company entered into two additional FRA contracts, which economically hedged the Company's interest rate exposure for the December 1, 2004 LIBOR rate reset under a pre-existing interest rate swap agreement. This FRA is marked-to-market with the gain/loss being reflected in earnings.

Net investment hedges The Company issued two tranches (one in April 2004 and one in August 2004) of five-year term, 5.5 billion Japanese yen notes (approximately $50 million each) with a coupon rate of 1.1%. These notes are designated as an effective net investment hedge of a portion of the Company's yen-denominated investments. As such, any foreign currency gains and losses resulting from these notes are accounted for as a component of accumulated other comprehensive income. As of December 31, 2004, a loss of $7.1 million, relating to the mark-to-market of these notes, has been recorded in accumulated other comprehensive income.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Identifiable intangible assets, such as patents and trademarks, are amortized using the straight-line method over their estimated useful lives, which range from 4 to 15 years. Goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment based on the specific guidance of SFAS No. 142, "Goodwill and Other Intangible Assets." The Company did not recognize an impairment loss as a result of the impairment testing that was completed in 2004, 2003 and 2002.

The following information relates to acquired amortizable intangible assets:

(in millions)	As of December 31, 2004		As of December 31, 2003	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Acquired amortizable intangible assets				
Usage right	**$22.2**	**$ 6.3**	$20.7	$ 4.5
Supply agreements	**19.0**	**6.3**	17.9	4.7
Technology licenses	**9.1**	**3.5**	8.6	2.6
Other	**3.7**	**2.3**	3.7	2.1
Total	**$54.0**	**$18.4**	$50.9	$13.9

The accumulated amortization of intangible assets balance as of December 31, 2004 has increased in excess of the yearly amortization expense due to the impact of foreign exchange rate changes. The increase in the gross carrying amount balance as of December 31, 2004 also reflects this impact. Intangible assets with indefinite useful lives, and thus not subject to amortization, as of December 31, 2004 and 2003, are $1.9 million. Total accumulated amortization for goodwill and other intangible assets amounted to $83.9 million and $80.2 million at December 31, 2004 and 2003, respectively. As of December 31, 2004, the estimated aggregate amortization expense for each of the five succeeding years is as follows:

ESTIMATED ANNUAL AMORTIZATION EXPENSE:

(in millions)	
2005	$3.8
2006	3.7
2007	3.6
2008	3.5
2009	3.5

The following table represents the changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003:

(in millions)	Environmental Technologies	Process Technologies	Appearance & Performance Technologies	All Other	Total
Balance as of January 1, 2003	$13.0	$106.9	$152.0	$0.5	$272.4
Goodwill additions	–	–	1.5	–	1.5
Foreign currency translation adjustment	0.2	0.7	(0.1)	–	0.8
Other	0.5	(0.1)	–	–	0.4
Balance as of December 31, 2003	13.7	107.5	153.4	0.5	275.1
Goodwill additions	**6.0**	**–**	**47.4**[(a)]	**–**	**53.4**
Foreign currency translation adjustment	**0.7**	**0.6**	**1.7**	**–**	**3.0**
Other	**–**	**–**	**(0.7)**	**–**	**(0.7)**
Balance as of December 31, 2004	**$20.4**	**$108.1**	**$201.8**	**$0.5**	**$330.8**

(a) Goodwill addition of $47.4 million relates to the Company's acquisition of The Collaborative Group, Ltd., including its wholly owned subsidiary Collaborative Laboratories, Inc., during the third quarter of 2004. This amount represents the excess of the purchase price paid over the fair market value of the net assets acquired. The Company is completing its review and determination of these fair values, and thus the allocation of the purchase price is subject to revision.

4. ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations primarily relate to kaolin mining operations of its Appearance and Performance Technologies segment. In order to provide kaolin-based products to the Company's customers and the Process Technologies segment, the Company engages in kaolin mining operations. The kaolin mining process includes exploration, topsoil and overburden removal, extraction of kaolin and the subsequent reclamation of mined areas. The Company has a legal obligation to reclaim mined areas under state regulations. Prior to adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," the Company expensed reclamation costs as the mined areas were reclaimed.

At January 1, 2003, the Company recognized transition amounts for existing asset retirement obligation liabilities, associated capitalizable costs and accumulated depreciation. A transition charge of $3.7 million ($2.3 million after tax or $0.02 per share on a diluted basis) was recorded on January 1, 2003 as the cumulative effect of an accounting change. Pro forma net income and diluted earnings per share as if the provisions of SFAS No. 143 had been adopted on January 1, 2002, excluding the cumulative effect of an accounting change, for the twelve-month period ended December 31, 2002 are $170.8 million and $1.31 per share.

The following table represents the change in the Company's asset retirement obligation liability for the years ended December 31, 2004 and 2003:

(in millions)	2004	2003
Asset retirement obligation at beginning of year	**$10.5**	$ –
Liability recognized in transition	–	7.1
Liability recognized during the 12-month period ended December 31	**1.2**	2.0
Accretion expense	**0.6**	1.9
Payments	**(1.5)**	(0.5)
Asset retirement obligation at end of year	**$10.8**	$10.5

5. ACQUISITIONS

In July 2004, the Company acquired The Collaborative Group, Ltd., including its wholly owned subsidiary Collaborative Laboratories, Inc., a unique, high-growth company, located in Setauket, New York, that provides products and services to the cosmetic and personal care industries for approximately $62.0 million. This acquisition allows the Company to create a unique combination of technical capabilities bringing together its surface and materials science expertise with Collaborative's special materials capability and in-depth, technical-application knowledge in personal care. The transaction strengthens the Company's position as a leading supplier of materials technology to the cosmetic and personal care industries by expanding the Company's capabilities into the growing market for performance-based, skin-care materials and applications. The results of operations of this acquisition, integrated into the Appearance and Performance Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired based on their fair values, while the remaining balance was recorded as goodwill. Pro forma information is not provided as the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

In April 2004, the Company acquired Platinum Sensors, SrL, a worldwide developer and manufacturer of temperature-sensing technologies for approximately $6.6 million. This acquisition strengthens the Company's leading position in temperature sensing by expanding the Company's technology-development capabilities and geographic reach. Platinum Sensors is based in Rome, Italy, and also has facilities in Singapore. The results of operations of this acquisition, integrated into the Environmental Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired based on their fair values, while the remaining balance was recorded as goodwill. Pro forma information is not provided as the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

In November 2002, the Company acquired certain operating assets of Shuozhou Anpeak Kaolin Co., Ltd., a China-based producer of calcined kaolin products for approximately $12.1 million. This acquisition enhances the Company's ability to provide specialty mineral technologies to the Asian market and was recorded under the purchase method of accounting. The results of operations of this acquisition, integrated into the Appearance and Performance Technologies segment, are included in the accompanying consolidated financial statements from the date of acquisition. A portion of the purchase price has been allocated to assets acquired based on their fair values, while the remaining balance was recorded as goodwill. Pro forma information is not provided because the impact of the acquisition does not have a material effect on the Company's results of operations, cash flows or financial position.

6. SPECIAL CHARGES AND CREDITS

In the fourth quarter of 2004, the Company recorded a net pretax charge totaling $5.3 million ($3.3 million after tax) primarily related to a management consolidation productivity initiative in the Appearance and Performance Technologies segment, as well as the reversal of prior year special charge accruals in the Environmental Technologies segment and the "All Other" category. The amount of the charge reported in the Appearance and Performance Technologies segment was $6.6 million ($4.1 million after tax). Credit amounts of $0.2 million ($0.1 million after tax) and $1.1 million ($0.7 million after tax) were reported in the Environmental Technologies segment and the "All Other" category, respectively. These amounts are included in the "Special charge (credit), net" line in the "Consolidated Statements of Earnings."

In the Appearance and Performance Technologies segment, the charge of $6.6 million relates to management's consolidation of certain manufacturing operations to improve efficiency at its Middle Georgia operations, which manufacture kaolin-based products. These actions are consistent with the Company's ongoing efforts to simplify processing and manage product mix to maximize profitability and growth opportunities. These actions resulted in the recording of a $1.3 million employee severance charge and an impairment charge of $5.3 million for idled equipment. The employee severance charges related to the actual reduction of 25 salaried employees. The actions undertaken by the Company in relation to this charge are substantially complete.

In the Environmental Technologies segment, the credit of $0.2 million relates to the reversal of the remaining liability associated with the 2003 charge resulting from the closure of the segment's Coleford, United Kingdom plant, discussed below. The actions associated with this charge were completed by the end of 2004.

In the "All Other" category, the credit of $1.1 million relates to the reversal of a portion of the remaining liability associated with the 2000 charge resulting from the Company's decision to exit from its desiccant-based, climate control systems business. Of this credit amount, $0.7 million relates to warranty reserve reversals due to expiration of warranties (see Note 7, "Guarantees and Warranties").

In 2003, the Company entered into a settlement agreement, releasing a claim the Company had brought against Research Corporation and Research Corporation Technologies in exchange for payment of $38.0 million. Accordingly, the Company recorded a gain of $28.4 million ($17.6 million after tax) in the first quarter of 2003, net of legal fees and the portion of the settlement related to future royalties. This gain was included in the Company's "All Other" category and in the "Special charge (credit), net" line in the "Consolidated Statements of Earnings."

Also in 2003, the Company recorded charges totaling $8.7 million ($5.6 million after tax) primarily related to a management consolidation and productivity initiative in the Environmental and Process Technologies segments and within the "All Other" category. The amounts of $5.3 million ($3.5 million after tax), $2.6 million ($1.6 million after tax) and $0.8 million ($0.5 million after tax) were reported in the Environmental Technologies segment, the Process Technologies segment and the "All Other" category, respectively. These charges are included in the "Special charge (credit), net" line in the "Consolidated Statements of Earnings."

In the Environmental Technologies segment, the charge of $5.3 million primarily relates to the closure of the segment's Coleford, United Kingdom plant ($2.8 million) and employee severance costs related to productivity initiatives ($2.5 million). The employee severance charges include an actual reduction of 96 salaried and eight hourly employees. As a result of closing this plant, the segment has outsourced the canning operations associated with this business. The closure resulted in an impairment charge of $1.5 million to write down fixed assets and other exit-related costs of $1.3 million. The actions related to this charge have been completed.

In the Process Technologies segment, the charge of $2.6 million primarily relates to employee severance and the termination of an agency agreement associated with sales to the chemical-process market. The employee severance charges relate to the actual reduction of 13 salaried employees. Selling activities associated with the termination of this agency agreement will be covered by the segment's internal sales force. The actions related to this charge have been completed.

In the "All Other" category, the charge of $0.8 million was for employee severance costs related to the actual reduction of six salaried employees. The actions related to this charge have been completed.

In 2003, the Company recorded a charge of $7.6 million ($4.8 million after tax) for the fair value of the remaining lease costs of certain minerals-storage facilities no longer needed because of productivity initiatives. As of June 30, 2003, the Company's Appearance and Performance Technologies segment had ceased using these facilities and, accordingly, a provision for the fair value of remaining lease costs was reported in the "Special charge (credit), net" line in the "Consolidated Statements of Earnings."

In 2002, the Company recorded a charge of $3.1 million ($1.9 million after tax) primarily related to a manufacturing

consolidation plan within a business that serves the aerospace turbine-engine overhaul and repair market in the Company's Environmental Technologies segment. This charge includes asset write-offs of $1.7 million, employee severance costs of $0.6 million and other exit costs of $0.8 million related to the plant closure. The employee severance charges included the actual reduction of 43 salaried employees. The actions related to this charge have been completed.

Also in 2002, the Company recorded a gain of $11.0 million ($6.8 million after tax) related to insurance settlements stemming from events in 1997 and 1998 in which Engelhard and other companies were victimized in an elaborate scheme involving base-metal inventories held in third-party warehouses in Japan. A special charge recorded by the Company in 1997 included an inventory loss of approximately $40 million associated with the Japan matter. An additional $20 million inventory loss was recorded in 1998. In the first quarter of 1998, the Company recorded a receivable from insurance carriers and third parties involved for approximately $20 million. As of June 30, 2002, the Company had recovered $11.2 million. In July 2002, the Company received an additional $19.8 million, net of legal fees, from insurance settlements reached in June. Accordingly, the Company recorded a gain of $11.0 million ($6.8 million after tax) in the second quarter of 2002 in its Materials Services segment.

The following table sets forth the components of the Company's reserves for restructuring costs:

RESTRUCTURING RESERVES

(in millions)	Separations			Other			
	Pre-2003	2003	**2004**	Pre-2003	2003	**2004**	Total
Balance at December 31, 2001	$ 2.6	$ –	$ –	$ 6.1	$ –	$–	$ 8.7
Cash spending	(2.7)	–	–	(2.6)	–	–	(5.3)
Provision	0.6	–	–	0.8	–	–	1.4
Balance at December 31, 2002	0.5	–	–	4.3	–	–	4.8
Cash spending	(0.2)	(5.0)	–	(1.4)	(3.1)	–	(9.7)
Provision	–	5.3	–	–	3.3	–	8.6
Reserve reversals	(0.3)	–	–	(0.3)	–	–	(0.6)
Reserve reclasses	–	–	–	(0.8)	–	–	(0.8)
Balance at December 31, 2003	–	0.3	–	1.8	0.2	–	2.3
Cash spending	–	(0.2)	**(0.1)**	(0.6)	–	–	(0.9)
Provision	–	–	**1.3**	–	–	–	1.3
Reserve reversals	–	(0.1)	–	(0.2)	(0.2)	–	(0.5)
Reserve reclasses	–	–	–	(0.3)	–	–	(0.3)
Balance at December 31, 2004	**$ –**	**$ –**	**$ 1.2**	**$ 0.7**	**$ –**	**$–**	**$ 1.9**

7. GUARANTEES AND WARRANTIES

In the normal course of business, the Company incurs obligations with regard to contract completion, regulatory compliance and product performance. Under certain circumstances, these obligations are supported through the issuance of letters of credit. At December 31, 2004, the aggregate outstanding amount of letters of credit supporting such obligations amounted to $112.4 million, of which $105.3 million will expire in less than one year, $7.0 million will expire in two to three years and $0.1 million will expire after five years. In the opinion of management, such obligations will not significantly affect the Company's financial position or results of operations as the Company anticipates fulfilling its performance obligations.

The Company accrues for anticipated product warranty expenses on certain products. Accruals for anticipated warranty liabilities are recorded based upon a review of historical warranty claims experience and other relevant data. Adjustments are made to accruals as claim data and historical experience warrant. The Company's accrual is primarily comprised of warranty liabilities within the non-automotive business of the Environmental Technologies segment.

The changes in the Company's product warranty reserves for the years ended December 31, 2004, 2003 and 2002 are as follows:

(in millions)	2004	2003	2002
Balance at beginning of year	**$10.0**	$11.1	$ 14.7
Payments	**(4.5)**	(4.0)	(10.1)
Provision	**5.4**	2.3	11.4
Reclass of reserve[a]	**–**	0.8	–
Reversal of reserve[b]	**(2.2)**	(0.2)	(4.9)
Balance at end of year	**$ 8.7**	$10.0	$ 11.1

(a) In 2003, as a result of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees," the Company reclassed $0.8 million from its restructuring reserves to its product warranty reserves related to the Company's residual, desiccant-based, climate control systems business that was exited in 2000.

(b) In 2004, the Company reversed a $2.2 million warranty accrual due to favorable experience ($1.5 million related to the Environmental Technologies segment and $0.7 million due to the expiration of warranties related to the Company's residual, desiccant-based, climate control systems business, which was provided for by the 2000 special charge provision). In 2003, the Company reversed a $0.2 million warranty accrual due to the expiration of a warranty. In 2002, the Company reversed a $4.9 warranty accrual for a particular stationary-source, emission-control capital project as a result of improved catalyst technology that reduced estimated costs.

8. INVENTORIES

Inventories at December 31, 2004 and 2003 consist of the following:

INVENTORIES

(in millions)	2004	2003
Raw materials	**$137.5**	$121.3
Work in process	**49.3**	48.1
Finished goods	**255.1**	256.2
Precious metals	**17.7**	17.2
Total inventories	**$459.6**	$442.8

The majority of the Company's physical metal is carried in the committed metal positions line on the balance sheet at fair value with the remainder carried in the inventory line at historical cost. The inventory portion of precious metals is stated at LIFO cost. The market value of the precious metals recorded at LIFO exceeded cost by $73.1 million and $52.6 million at December 31, 2004 and 2003, respectively. Net earnings include after-tax gains of $1.5 million in 2004 and $3.1 million in 2003 and 2002 from the sale of precious metals accounted for under the LIFO method.

In the normal course of business, certain customers and suppliers deposit significant quantities of precious metals with the Company under a variety of arrangements. Equivalent quantities of precious metals are returnable as product or in other forms. Metals held for the accounts of customers and suppliers are not reflected in the Company's financial statements.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2004 and 2003 consist of the following:

(in millions)	2004	2003
Land	**$ 36.4**	$ 30.5
Buildings and building improvements	**293.5**	264.5
Machinery and equipment	**1,776.8**	1,654.8
Construction in progress	**59.7**	81.3
Mineral deposits and mine development costs	**87.7**	82.7
	2,254.1	2,113.8
Accumulated depreciation and depletion	**1,343.1**	1,233.0
Property, plant and equipment, net	**$ 911.0**	$ 880.8

Mineral deposits and mine development costs consist of industrial mineral reserves including kaolin, attapulgite and mica. The Company does not own any mining reserves or conduct any mining operations with respect to platinum, palladium or other metals. The Company capitalized interest of $2.4 million in 2004 and $3.0 million in 2003 and 2002.

10. INVESTMENTS

The Company has investments in affiliates that are accounted for under the equity method. These investments are N.E. Chemcat Corporation (N.E. Chemcat), Heesung-Engelhard, H. Drijfhout & Zoon's Edelmetaalbedrijen (HDZ), a former subsidiary of the Engelhard-CLAL joint venture, and Prodrive-Engelhard. N.E. Chemcat is a 38.8%-owned, publicly traded Japanese corporation and a leading producer of automotive and chemical catalysts, electronic chemicals and other precious-metals-based products. Heesung-Engelhard, a 49%-owned joint venture in South Korea, manufactures and markets catalyst products for automobiles. HDZ is a 45%-owned former subsidiary of Engelhard-CLAL, which manufactured and marketed certain products containing precious metals. Prodrive-Engelhard, a 50%-owned joint venture in the United States, specializes in the design, development and testing of vehicle emission systems.

In 2002, the Company recorded an impairment charge of $57.7 million associated with its Engelhard-CLAL joint venture. On September 19, 2002, the Company and its partner, Fimalac, formally agreed to adopt a plan to unwind their Paris-based joint venture, Engelhard-CLAL. The Company received a distribution in the form of cash and operating assets of approximately $16.0 million in the fourth quarter of 2002 net of the working capital requirements of the distributed operating assets and a cash distribution of approximately $26 million net of costs in 2003. As of December 31, 2003, the Engelhard-CLAL joint venture was substantially liquidated. During 2004, HDZ and the remaining Engelhard-CLAL assets were partially liquidated resulting in net cash received and equity earnings of $7.9 million.

The unaudited financial information below represents a summary of the Company's Engelhard-CLAL investment on a 100% basis through 2003 and HDZ thereafter, unless otherwise noted:

FINANCIAL INFORMATION

(unaudited) (in millions)	2004	2003	2002
Earnings data:			
Revenue	**$25.1**	$127.4	$366.9
Gross profit	**3.4**	19.0	32.7
Income from continuing operations	**1.0**	10.1	(18.6)
Net earnings	**1.0**	10.1	(18.6)
Engelhard's equity investment impairment	**–**	–	(57.7)
Engelhard's equity in net earnings[a]	**7.9**	19.6	1.6
Balance sheet data:			
Current assets	**$21.4**	$ 28.3	$148.8
Noncurrent assets	**3.6**	3.6	23.2
Current liabilities	**14.8**	10.6	63.2
Noncurrent liabilities	**2.3**	–	3.6
Net assets	**7.9**	21.3	105.2
Engelhard's equity investment	**–**	–	6.0

(a) Equity earnings in excess of pro-rata portion of net income represents proceeds received in liquidation that exceed book value.

The unaudited financial information below represents an aggregation of the Company's nonsubsidiary affiliates, excluding Engelhard-CLAL, on a 100% basis, unless otherwise noted:

FINANCIAL INFORMATION

(unaudited) (in millions)	2004	2003	2002
Earnings data:			
Revenue	**$638.1**	$483.3	$644.6
Gross profit	**157.4**	138.1	109.7
Income from continuing operations	**65.8**	43.4	33.2
Net earnings	**65.8**	43.4	33.2
Engelhard's equity in net earnings	**29.7**	19.8	14.6
Balance sheet data:			
Current assets	**$434.8**	$345.1	$306.0
Noncurrent assets	**206.8**	198.3	182.6
Current liabilities	**166.8**	125.6	155.8
Noncurrent liabilities	**55.3**	51.5	24.7
Net assets	**419.5**	366.3	308.1
Engelhard's equity investment	**177.0**	152.5	126.8

The Company's share of undistributed earnings of affiliated companies included in consolidated retained earnings was earnings of $91.8 million, $75.8 million and $41.4 million in 2004, 2003 and 2002, respectively. Dividends from affiliated companies, excluding proceeds from Engelhard-CLAL, were $13.7 million in 2004, $5.0 million in 2003 and $3.9 million in 2002.

In 2002, the Company recorded an impairment charge of $6.7 million ($4.1 million after tax) associated with a non-equity investment. The write-down was taken to reflect the lower current value of an investment in fuel-cell developer Plug Power Inc. The carrying amount of this investment was reduced to its estimated fair value based on quoted market prices. The Company considered this market decline to be other than temporary. This impairment charge was reported in the Company's "All Other" category and was recorded in "Loss on investment" in the Company's "Consolidated Statements of Earnings." In 2004, the Company recorded a loss of $0.7 million ($0.4 million after tax) related to Plug Power that was also recorded in "Loss on investment" in the Company's "Consolidated Statement of Earnings."

11. COMMITTED METAL POSITIONS AND HEDGED METAL OBLIGATIONS

(in millions)	December 31, 2004	December 31, 2003
Committed metal positions were comprised of the following:		
Metals in a net spot long position economically hedged with derivatives (primarily forward sales)	**$324.2**	$272.7
Fair value of hedging derivatives in a "gain" position	**14.2**	24.3
Unhedged metal positions, net (see analysis below)	**19.3**	12.2
Fair value of metals received with prices to be determined, net of hedged spot sales	**99.9**	41.0
Total committed metal positions	**$457.6**	$350.2

Both spot metal positions and derivative instruments are stated at fair value. Fair value is based on relevant published market prices. The following table sets forth the Company's unhedged metal positions included in the "Committed metal positions" line on the Company's "Consolidated Balance Sheets":

METAL POSITIONS INFORMATION

(in millions)	December 31, 2004		December 31, 2003	
	Net position	Value	Net position	Value
Platinum group metals	**Long**	**$19.4**	Long	$10.1
Gold	**Flat**	**–**	Long	0.7
Silver	**Short**	**(0.9)**	Short	(0.6)
Base metals	**Long**	**0.8**	Long	2.0
Unhedged metal positions, net		**$19.3**		$12.2

Committed metal positions may include significant advances made for the purchase of precious metals delivered to the Company, but for which final purchase price has not yet been determined. As of December 31, 2004 and 2003, the aggregate market value of the metals purchased under a contract for which a provisional price had been paid was in excess of the amounts advanced by a total of $49.9 million and $92.9 million, respectively.

(in millions)	December 31, 2004	December 31, 2003
Hedged metal obligations were comprised of the following:		
Metals in a net spot short position economically hedged with derivatives (primarily forward purchases) – represents a payable for the return of spot metal to counterparties	**$265.1**	$273.6
Fair value of hedging derivatives in a "loss" position	**27.8**	22.2
Total hedged metal obligations	**$292.9**	$295.8

At December 31, 2004 and December 31, 2003, hedged metal obligations relating to 603,330 and 734,845 troy ounces of gold, respectively, were outstanding. These quantities were sold short on a spot basis generating cash approximating $266 million and $275 million, respectively. These spot sales were hedged with forward purchases for the same number of ounces at an average price of $441.23 at December 31, 2004 and $374.00 at December 31, 2003. Unless a forward counterparty failed to perform, there was no risk of loss in the event prices rose. All counterparties for such transactions are investment grade.

Derivative metal and foreign currency instruments are used to hedge metal positions and obligations. As of December 31, 2004, 98% of these instruments have settlement terms of less than one year, with the remaining instruments expected to settle within 33 months. The notional value of these derivative metal and foreign currency instruments is presented below:

METAL HEDGING INSTRUMENTS

(in millions)	December 31, 2004		December 31, 2003	
	Buy	Sell	Buy	Sell
Metal forwards/futures	**$625.2**	**$662.6**	$848.4	$719.4
Eurodollar futures	**11.2**	**136.6**	43.1	127.4
Swaps	**31.2**	**9.8**	19.7	5.4
Options	**3.9**	**–**	33.6	14.6
Foreign exchange forwards/futures – Japanese yen	**–**	**130.8**	–	97.3
Foreign exchange forwards/futures – Euro	**–**	**23.4**	–	37.9
Foreign exchange forwards/futures – Other	**5.5**	**–**	3.4	–

12. FINANCIAL INSTRUMENTS

The Company's nonderivative financial instruments consist primarily of cash in banks, temporary investments, accounts receivable and debt. The fair value of financial instruments in working capital approximates book value. The fair value of long-term debt was $520.8 million as of December 31, 2004 and $414.0 million as of December 31, 2003 based on prevailing interest rates at those dates, compared with a book value of $513.7 million as of December 31, 2004 and $390.6 million as of December 31, 2003.

The Company believes that its financial instruments do not represent a concentration of credit risk because the Company deals with a variety of major banks worldwide, and its accounts

receivable are spread among a number of major industries, customers and geographic areas. A centralized credit committee reviews significant credit transactions and risk-management issues before granting credit, and an appropriate level of reserves is maintained. In addition, the Company monitors the financial condition of its customers to help ensure collections and to minimize losses.

Foreign currency instruments Aggregate foreign exchange transaction gains and losses were not significant for any year presented. The following table sets forth, in U.S. dollars, the Company's open foreign exchange contracts used for hedging other than metal-related transactions as of the respective year-ends (see Note 11, "Committed Metal Positions and Hedged Metal Obligations," for further detail):

FOREIGN EXCHANGE CONTRACTS INFORMATION

(in millions)	2004		2003	
	Buy	**Sell**	Buy	Sell
Japanese yen	**$ 2.5**	**$ 9.0**	$ 2.8	$ 8.0
Euro	**24.5**	**40.1**	45.4	101.9
Thai baht	**–**	**–**	–	2.4
South African rand	**–**	**17.0**	–	23.2
Brazilian real	**–**	**0.7**	–	2.3
British pound	**–**	**0.5**	–	–
Indian rupee	**–**	**0.6**	–	–
Singapore dollar	**0.2**	**–**	–	–
Total open foreign exchange contracts	**$27.2**	**$67.9**	$48.2	$137.8

None of these contracts exceeds a year in duration. These contracts were marked-to-market at December 31, 2004 and 2003.

13. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At December 31, 2004, the Company had two unsecured committed revolving credit agreements with a group of major North American banks and foreign banks. One agreement is a five-year agreement in the amount of $400 million, expiring in May 2006. During 2004, management renewed its 364-day committed credit facility, extending the maturity to May 2005 and increasing the amount available to $450 million. There are no borrowings under these facilities at December 31, 2004. In connection with these credit facilities, the Company has agreed to certain covenants, including maintaining a debt-to-EBITDA ratio of less than 3:1 (as defined in the credit agreements). Throughout 2004, the Company was fully compliant with all of its debt covenants.

In 2003, the Company entered into a new seven-year committed revolving credit facility with two major foreign banks for $12 million relating to a plant expansion in China. This new credit facility expires in October 2010. Facility fees are paid to both banks for this new credit line. As of December 31, 2004, the Company borrowed $11.3 million under this credit facility.

At December 31, 2004 and 2003, short-term bank borrowings were $12.0 million and $16.8 million, respectively. Weighted-average interest rates were 7.6%, 12.4% and 2.0% during 2004, 2003 and 2002, respectively. The increase in interest rates is primarily due to increased short-term borrowings in South Africa, where interest rates are high. Long-term debt due within one year was $0.1 million at December 31, 2004 and 2003.

At December 31, 2003, commercial paper borrowings were $51.5 million. The Company did not hold any commercial paper borrowings at December 31, 2004. Weighted-average interest rates were 1.4%, 1.3% and 1.9% during 2004, 2003 and 2002, respectively.

Unused, uncommitted lines of credit available were $355.5 million at December 31, 2004. The Company's lines of credit with its banks are available in accordance with normal terms for prime commercial borrowers and are not subject to commitment fees or other restrictions.

During 2004, the Company increased its existing $150 million shelf registration to $450 million in order to increase the Company's ability to raise cash for general corporate purposes. The Company issued in a private placement five-year term, 11 billion Japanese yen notes with a coupon rate of 1.1%. These notes are accounted for as an effective net investment hedge of a portion of the Company's yen-denominated investments. As of December 31, 2004, a $7.1 million loss was recorded in accumulated other comprehensive income related to the mark-to-market on these yen notes. Through a public debt offering in May 2003, the Company issued $150 million of 10 year notes. These notes mature on May 15, 2013 and bear an interest rate of 4.25%. The proceeds were used to repay short-term borrowings. As discussed in Note 2, "Derivative Instruments and Hedging," these notes were effectively changed from a fixed rate debt obligation to a floating rate debt obligation through the use of interest rate swap agreements. The notes were issued under the Company's existing $300 million shelf registration, effectively reducing the available shelf registration to $150 million.

The following table sets forth the components of long-term debt at December 31, 2004 and 2003:

DEBT INFORMATION

(in millions)	2004	2003
Notes, with a weighted-average interest rate of 10.7%, due 2006	**$ 14.0**	$ 14.0
7.375% Notes, due 2006, net of discount	**101.7**	106.1
6.95% Notes, due 2028, net of discount	**129.0**	118.7
4.25% Notes, due 2013, net of discount	**144.0**	142.6
1.10% JPY Notes, due 2009, net of discount	**107.0**	–
Industrial revenue bonds, 5.375%, due 2006	**6.5**	6.5
Foreign bank loans with a weighted-average interest rate of 3.8% in 2004 and 5.0% in 2003, due 2010	**11.3**	2.4
Other, with a weighted-average rate of 6.5% in 2004 and 6.3% in 2003, due 2004–2009	**0.3**	0.4
	513.8	390.7
Amounts due within one year	**0.1**	0.1
Total long-term debt	**$513.7**	$390.6

As of December 31, 2004, the aggregate maturities of long-term debt for the succeeding five years are as follows: $0.1 million in 2005, $122.3 million in 2006, $2.3 million in 2007, $3.4 million in 2008, $109.9 million in 2009 and $275.8 million thereafter.

Interest expense was $23.7 million in 2004, compared with $24.3 million in 2003 and $27.4 million in 2002. Interest expense in 2004 and 2003 decreased due to the Company's use of interest rate swap agreements that effectively change fixed rate debt obligations to floating rate debt obligations, partially offset by higher foreign short-term interest rates. Interest income was $5.2 million in 2004, $4.0 million in 2003 and $2.0 million in 2002.

14. INCOME TAXES

The components of income tax expense are shown in the following table:

INCOME TAX EXPENSE

(in millions)	2004	2003	2002
Current income tax expense			
Federal	**$ 24.5**	$19.5	$35.2
State and local	**6.0**	5.3	15.0
Foreign	**33.1**	47.8	15.6
	63.6	72.6	65.8
Deferred income tax expense (benefit)			
Federal	**(10.5)**	17.1	2.0
State and local	**(0.8)**	(6.0)	(2.9)
Foreign	**4.1**	(19.5)	1.6
	(7.2)	(8.4)	0.7
Income tax expense	**$ 56.4**	$64.2	$66.5

The foreign portion of earnings before income tax expense was $143.6 million in 2004, $120.1 million in 2003 and $10.1 million in 2002. The decrease in 2002 was primarily due to the Engelhard-CLAL equity investment impairment charge of $57.7 million. Taxes on income of foreign consolidated subsidiaries and affiliates are provided at the tax rates applicable to their respective foreign tax jurisdictions.

The following table sets forth the components of the net deferred tax asset that result from temporary differences between the amounts of assets and liabilities recognized for financial reporting and tax purposes:

NET DEFERRED INCOME TAX ASSET

(in millions)	2004	2003
Deferred tax assets		
Accrued liabilities	**$ 117.5**	$187.8
Noncurrent liabilities	**59.1**	59.4
Unrealized net loss – pension liability	**53.5**	42.7
Tax credits/attribute carryforward amounts	**93.1**	89.2
Total deferred tax assets	**323.2**	379.1
Valuation allowance	**(15.8)**	(22.6)
Total deferred tax assets, net of valuation allowance	**307.4**	356.5
Deferred tax liabilities		
Prepaid pension expense	**(45.7)**	(54.2)
Property, plant and equipment	**(88.7)**	(68.0)
Timing of dealing results	**(23.9)**	(47.4)
Other assets	**(46.7)**	(76.7)
Total deferred tax liabilities	**(205.0)**	(246.3)
Net deferred tax asset	**$ 102.4**	$ 110.2

Deferred income taxes reflect the tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and amounts as measured for tax purposes. The Company will establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized. The valuation allowance is reviewed and adjusted based on management's assessment of realizable deferred tax assets.

Net current deferred tax assets of $99.1 million and $83.3 million (net of a $1.2 million valuation allowance) at December 31, 2004 and December 31, 2003, respectively, are included in other current assets in the Company's "Consolidated Balance Sheets." Net noncurrent deferred tax assets of $3.3 million (net of a $15.8 million valuation allowance) and $26.9 million (net of a $21.4 million valuation allowance) at December 31, 2004 and December 31, 2003, respectively, are included in other intangible and noncurrent assets in the Company's "Consolidated Balance Sheets."

At December 31, 2004, the Company had approximately $10.6 million of foreign tax credit carryforwards of which $0.6 million will expire in 2010, $0.4 million will expire in 2011 and $9.6 million will expire in 2013. The Company had a $10.1 million valuation allowance against these foreign tax credits. The Company also had approximately $9.7 million of research and development credits, of which $3.6 million will expire in 2022, $3.3 million will expire in 2023 and $2.8 million will expire in 2024 and approximately $9.9 million of foreign net operating losses of which $0.1 million will expire in 2006, $0.4 million will expire in 2007, $1.2 million will expire in 2008 and $1.4 million will expire in 2009 and $6.8 million will carry forward indefinitely. Minimum tax credit carryforwards at December 31, 2004 totaled approximately $48.3 million and will carry forward indefinitely. At December 31, 2004, the Company also had approximately $315.3 million of state net operating loss carryforwards expiring at various intervals between 2006 and 2023 and approximately $1.3 million of state investment tax credit which will expire in 2006.

A reconciliation of the difference between the Company's consolidated income tax expense and the expense computed at the federal statutory rate is shown in the following table:

CONSOLIDATED INCOME TAX EXPENSE RECONCILIATION

(in millions)	2004	2003	2002
Income tax expense at federal statutory rate	**$102.2**	$105.2	$ 83.3
State income taxes, net of federal effect	**6.4**	2.9	7.9
Percentage depletion	**(17.3)**	(14.6)	(19.5)
Equity earnings	**(5.0)**	(0.9)	(3.6)
Equity investment impairment with no tax benefit	**–**	–	20.2
Taxes on foreign income which differ from U.S. statutory rate	**12.4**	19.9	3.0
Tax credits	**(31.7)**	(51.7)	(18.7)
Export sales exclusion	**(8.1)**	(9.7)	(10.5)
Valuation allowance	**(6.8)**	10.9	5.6
Other items, net	**4.3**	2.2	(1.2)
Income tax expense	**$ 56.4**	$ 64.2	$ 66.5

The Company maintains reserves for taxes that may become payable in future years as a result of tax examinations. In 2004, the Company reduced such reserves by $8.0 million resulting from an agreement with the Internal Revenue Service (IRS) relating to the audit of the Company's tax returns for 1998, 1999 and 2000. Accordingly, the favorable adjustment relating to the agreement with the IRS reduced the Company's effective tax rate below its normal level for the year.

The Company intends to indefinitely reinvest earnings from certain foreign operations. Accordingly, U.S. and non-U.S. income and withholding taxes for which deferred taxes might otherwise

be required, have not been provided on a cumulative amount of temporary differences (including, for this purpose, any difference between the tax basis in the stock of a consolidated subsidiary and the amount of the subsidiary's net equity determined for financial reporting purposes) related to investments in foreign subsidiaries of approximately $529 million and $494 million at December 31, 2004 and 2003, respectively. The additional U.S. and non-U.S. income and withholding tax that would arise on the reversal of the temporary differences could be offset in part, by tax credits. Because the determination of the amount of available tax credits and the limitations imposed on annual utilization of such credits are subject to a highly complex series of calculations and expense allocations, it is impractical to estimate the amount of net income and withholding tax that might be payable.

15. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has related party transactions with its equity affiliates, including N.E. Chemcat, HDZ, a former subsidiary of Engelhard-CLAL, and Heesung-Engelhard. The Company's transactions with such entities amounted to: purchases-from of $28.6 million in 2004, $29.0 million in 2003 and $26.0 million in 2002; sales-to of $226.6 million in 2004, $154.5 million in 2003 and $163.4 million in 2002; other income earned-from of $2.7 million in 2004, $2.4 million in 2003 and $5.2 million in 2002 and metal leasing-to of $0.6 million in 2004, $0.6 million in 2003 and $1.1 million in 2002. Net amounts due from such entities totaled $0.6 million at December 31, 2004 and 2003.

Citibank, N.A., a subsidiary of Citigroup Inc., which reports beneficial ownership of more than 5% of the Company's Common Stock, participated with other lenders in lines of credit available to Engelhard under revolving credit facilities. Citibank's total commitment is $39,000,000 none of which was drawn in 2004. In 2004, Citibank received an initial fee of $6,000 and annual facility fees of approximately $35,500 for these facilities. The Company uses subsidiaries of Citigroup, as well as other firms, to provide cash management services to Engelhard. Fees to subsidiaries of Citigroup for these services aggregated less than $30,000 in 2004. In addition, Barclays Global Investors, N.A., which reported beneficial ownership of more than 5% of the Company's Common Stock prior to July 2003, provides certain investment management services to Engelhard's pension plans. Fees for such services aggregated approximately $156,000 in 2004.

Barclays Bank, plc, an affiliate of Barclays Global Investors, subsidiaries of Citigroup and other firms, engage in foreign exchange and commodities transactions with Engelhard in the ordinary course of business. All of these transactions are negotiated at arm's length as principals in competitive markets. During 2004, foreign exchange transactions with subsidiaries of Citigroup aggregated approximately $57,000,000 and metals transactions with Barclays Bank, plc aggregated approximately $656,000,000. In addition, during 2004, Engelhard provided services in precious metals financing transactions in which subsidiaries of Citigroup and Barclays Bank, plc received funds from third parties. Engelhard received approximately $160,000 in fees from subsidiaries of Citigroup and approximately $1,500 in net revenues from these transactions in which Barclays Bank, plc participated.

Included in the assets held by the Company's pension trusts are approximately 108,000 shares of Citigroup Inc. common stock having a market value of $5.2 million at December 31, 2004. Citigroup paid an annualized dividend of $1.60 per share during 2004. Purchases and sales of this security were not material during the year.

State Street Bank and Trust Company, which reports beneficial ownership of more than 5% of the Company's Common Stock, provides asset management services for the Company's domestic pension plans. Plan assets under State Street's management are $51,721,370 at December 31, 2004. Fees paid by the Company's pension plan trust totaled $27,635 for the year ended December 31, 2004.

Vanguard Group, an affiliate of Vanguard Windsor Funds, which reports beneficial ownership of more than 5% of the Company's Common Stock, received $121,260 for administering 401(k) plans for the Company's employees during 2004.

16. BENEFITS

The Company has domestic and foreign pension plans covering substantially all employees. Plans covering most salaried employees generally provide benefits based on years of service and the employee's final average compensation. Plans covering most hourly bargaining unit members generally provide benefits of stated amounts for each year of service. The Company makes contributions to the plans as required and to such extent contributions are currently deductible for tax purposes. Plan assets primarily consist of listed stocks, fixed income securities and cash.

The following table sets forth the plans' funded status:

FUNDED STATUS

(in millions)	2004			2003		
	Domestic	**Foreign**	**Total**	Domestic	Foreign	Total
Change in projected benefit obligation						
Projected benefit obligation at beginning of year	**$ 496.2**	**$144.3**	**$ 640.5**	$ 441.6	$ 99.5	$ 541.1
Service cost	**18.7**	**3.2**	**21.9**	15.6	2.9	18.5
Interest cost	**30.2**	**7.9**	**38.1**	28.6	5.9	34.5
Plan amendments	**0.1**	**–**	**0.1**	3.4	1.2	4.6
Engelhard-CLAL asset distribution	**–**	**–**	**–**	–	21.1	21.1
Employee contributions	**–**	**0.6**	**0.6**	–	0.5	0.5
Actuarial losses	**32.3**	**4.3**	**36.6**	34.2	0.6	34.8
Benefits paid	**(30.2)**	**(6.6)**	**(36.8)**	(27.2)	(4.5)	(31.7)
Foreign exchange	**–**	**11.5**	**11.5**	–	17.1	17.1
Projected benefit obligation at end of year	**$ 547.3**	**$165.2**	**$ 712.5**	$ 496.2	$144.3	$ 640.5
Change in plan assets						
Fair value of plan assets at beginning of year	**$ 387.9**	**$125.2**	**$ 513.1**	$ 324.2	$ 81.1	$ 405.3
Actual gain on plan assets	**49.2**	**11.1**	**60.3**	52.7	6.6	59.3
Employer contribution	**14.9**	**5.1**	**20.0**	38.2	4.3	42.5
Employee contribution	**–**	**0.6**	**0.6**	–	0.5	0.5
Benefits paid	**(30.2)**	**(6.6)**	**(36.8)**	(27.2)	(4.5)	(31.7)
Engelhard-CLAL asset distribution	**–**	**–**	**–**	–	23.2	23.2
Foreign exchange	**–**	**10.2**	**10.2**	–	14.0	14.0
Fair value of plan assets at end of year	**$ 421.8**	**$145.6**	**$ 567.4**	$ 387.9	$125.2	$ 513.1
Funded status	**$(125.5)**	**$ (19.6)**	**$(145.1)**	$(108.3)	$ (19.1)	$(127.4)
Unrecognized net actuarial loss	**214.5**	**51.8**	**266.3**	201.5	46.0	247.5
Unrecognized prior service cost	**10.1**	**3.6**	**13.7**	11.8	5.0	16.8
Fourth quarter contribution	**–**	**0.5**	**0.5**	–	0.4	0.4
Prepaid pension asset	**$ 99.1**	**$ 36.3**	**$ 135.4**	$ 105.0	$ 32.3	$ 137.3
Amounts recognized in the consolidated financial statements consist of:						
Prepaid benefit cost	**$ 47.7**	**$ 36.0**	**$ 83.7**	$ 74.3	$ 33.5	$ 107.8
Accrued benefit liability	**(73.4)**	**(11.4)**	**(84.8)**	(70.8)	(9.8)	(80.6)
Intangible asset	**1.6**	**3.5**	**5.1**	1.9	3.5	5.4
Accumulated other comprehensive loss	**123.2**	**8.2**	**131.4**	99.6	5.1	104.7
Net amount recognized	**$ 99.1**	**$ 36.3**	**$ 135.4**	$ 105.0	$ 32.3	$ 137.3

The prepaid benefit costs of $83.7 million and $107.8 million at December 31, 2004 and December 31, 2003, respectively, and the intangible asset balances of $5.1 million and $5.4 million at December 31, 2004 and 2003, respectively, are included in other intangible and noncurrent assets in the Company's "Consolidated Balance Sheets." The Company recorded a minimum pension liability loss of $26.8 million ($16.0 million after tax) in 2004 and a minimum pension liability gain of $30.2 million ($21.1 million after tax) in 2003. These adjustments were reported in "Accumulated other comprehensive income (loss)" within shareholders' equity.

Included in the Projected Benefit Obligation is an unfunded liability of $43.6 million related to the Supplemental Retirement Program of Engelhard Corporation (SERP) and a liability of $11.2 million related to an unfunded plan in Germany, which does not have funding requirements or tax benefits. Excluding these two liabilities, the plan would be underfunded by $90.3 million or 87% funded. The SERP is an unfunded program that provides enhanced benefits for certain executive officers, as well as makes up for the amount that cannot be paid out of the qualified plans due to Internal Revenue Service limitations.

The following table sets forth certain information regarding the plans benefit obligations:

(in millions)	2004			2003		
	Domestic	**Foreign**	**Total**	Domestic	Foreign	Total
Accumulated Benefit Obligation	**$485.9**	**$150.3**	**$636.2**	$431.0	$131.7	$562.7
Aggregate Projected Benefit Obligation (PBO) for those plans with PBOs in excess of plan assets	**466.7**	**62.2**	**528.9**	411.0	144.3	555.3
Aggregate fair value of assets for those plans with PBOs in excess of plan assets	**333.4**	**41.7**	**375.1**	276.4	125.3	401.7
Aggregate Accumulated Benefit Obligation (ABO) for those plans with ABOs in excess of plan assets	**391.1**	**50.3**	**441.4**	332.6	40.6	373.2
Aggregate fair value of assets for those plans with ABOs in excess of plan assets	**317.7**	**41.7**	**359.4**	262.0	32.8	294.8

The components of net periodic pension expense for all plans are shown in the following table:

NET PERIODIC PENSION EXPENSE

(in millions)	2004			2003			2002		
	Domestic	**Foreign**	**Total**	Domestic	Foreign	Total	Domestic	Foreign	Total
Service cost	**$ 18.7**	**$ 3.2**	**$ 21.9**	$ 15.6	$ 2.9	$ 18.5	$ 13.3	$ 2.3	$ 15.6
Interest cost	**30.2**	**7.9**	**38.1**	28.6	5.9	34.5	27.2	5.1	32.3
Expected return on plan assets	**(38.8)**	**(9.5)**	**(48.3)**	(35.6)	(6.7)	(42.3)	(33.4)	(7.7)	(41.1)
Amortization of prior service cost	**1.8**	**1.7**	**3.5**	1.4	0.7	2.1	1.2	0.3	1.5
Amortization of transition asset	**–**	**–**	**–**	–	–	–	–	(0.1)	(0.1)
Recognized actuarial loss	**8.7**	**2.1**	**10.8**	6.4	2.2	8.6	3.0	1.1	4.1
Net periodic pension expense	**$ 20.6**	**$ 5.4**	**$ 26.0**	$ 16.4	$ 5.0	$ 21.4	$ 11.3	$ 1.0	$ 12.3

The Company uses September 30th as the measurement date for pension assets and liabilities. The assumptions chosen to measure the current year's liabilities are also used to determine the subsequent years' net periodic pension expense. The following table sets forth the key weighted-average assumptions used in determining the worldwide projected benefit obligation:

	2004		2003		2002	
	Domestic	**Foreign**	Domestic	Foreign	Domestic	Foreign
Discount rate used to determine projected benefit obligation	**6.00%**	**5.49%**	6.25%	5.50%	6.75%	5.77%
Discount rate used to determine net periodic pension costs	**6.25%**	**5.50%**	6.75%	5.77%	7.50%	6.02%
Rate of compensation increase used to determine projected benefit obligation	**3.75%**	**3.46%**	3.75%	3.65%	3.75%	3.83%
Rate of compensation increase used to determine net periodic pension costs	**3.75%**	**3.64%**	3.75%	3.84%	4.25%	3.85%
Expected return on plan assets	**9.00%**	**7.00%**	9.00%	7.00%	10.00%	8.43%

The Company's weighted-average asset allocations at December 31, 2004 and 2003 by asset category are as follows:

	2004			2003		
	Domestic	**Foreign**	**Total**	Domestic	Foreign	Total
Equity Securities	**70%**	**44%**	**64%**	69%	44%	63%
Debt Securities	**29%**	**56%**	**35%**	30%	56%	36%
Other	**1%**	**–**	**1%**	1%	–	1%
	100%	**100%**	**100%**	100%	100%	100%

The following benefit payments, which reflect expected future service, are expected to be paid:

(in millions)			
Year(s)	Domestic	Foreign	Total
2005	$ 27.4	$ 7.1	$ 34.5
2006	29.8	7.3	37.1
2007	31.6	7.2	38.8
2008	32.8	7.5	40.3
2009	35.2	7.9	43.1
2010–2014	207.6	43.2	250.8

The Pension and Employee Benefit Plans Committee, a committee currently comprised of six members of the Engelhard Corporation Board of Directors, is established to review pension-related matters, set corporate investment policy and monitor performance.

Investment risk is controlled by placing investments in various asset classes using a combination of active and passive investment strategies. The pension plan assets are allocated to multiple investment management firms. These firms cover a broad range of investment styles and are combined in a way that seeks to diversify capitalization, style biases and interest rate exposures.

Engelhard, through its pension consultants and actuaries, performs periodic asset/liability studies which seek an investment strategy to provide the optimal investment risk/return scenario for meeting the future retirement plan obligations. These studies are a tool used for determining the allocation of investments among various asset classes. Investments are placed predominantly in the following asset classes:

- Equity: Common stocks of large, medium and small companies including equity securities issued by companies domiciled outside the U.S. and in depository receipts that represent ownership of securities of non-U.S. companies.
- Debt: Fixed income securities issued or guaranteed by the U.S. government, and to a lesser extent by non-U.S. governments, or by their respective agencies and instrumentalities, mortgage backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the United States by non-U.S. banks and corporations (Yankee bonds).

In certain circumstances, investment managers are given the authority for the limited use of derivatives. Futures contracts, options on futures and interest rate swaps are occasionally employed in place of direct investment in securities to gain efficient exposure to markets. Derivatives are not used to leverage portfolios.

The Company used a 9% return to calculate its domestic net periodic pension expense in 2004 and will use an 8.9% return to calculate its domestic net periodic pension expense in 2005. This calculation was based on the following:

	Market expected return	Active management expectation	All-in expected return	Portfolio weight
Equity Securities	8.6%	1.0%	9.6%	72%
Debt Securities	6.2%	0.8%	7.0%	28%
Total Domestic Portfolio	**8.0%**	**0.9%**	**8.9%**	**100%**

The Company used the weighted-average 7% return to calculate its foreign net periodic pension expense in 2004 and will use the weighted-average 7% return to calculate its foreign net periodic pension expense in 2005. This calculation was based on the following:

	Market expected return	Active management expectation	All-in expected return	Portfolio weight
Equity Securities	8.0%	0.5%	8.5%	45.0%
Debt Securities	5.0%	0.4%	5.4%	55.0%
Total Foreign Portfolio	**6.5%**	**0.5%**	**7.0%**	**100.0%**

The Company expects to contribute approximately $3.0 million to its domestic pension plans and $4.3 million to its foreign pension plans during 2005.

The Company also sponsors three savings plans covering certain salaried and hourly paid employees. The Company's contributions, which may equal up to 50% of certain employee contributions, were $4.7 million in 2004, $4.6 million in 2003 and $4.3 million in 2002. These amounts were recorded as an expense in the Company's "Consolidated Statements of Earnings."

Effective January 1, 2003, the Company Stock Fund of the Salary Deferral Savings Plan of Engelhard Corporation has been designated as an Employee Stock Ownership Plan (ESOP) as permitted under the Internal Revenue Code. Contributions to the plan may be made directly by the employee or as part of the employer matching contributions noted above. Employer contributions are recorded as expense at fair market value in the period in which they are earned. Dividends are paid on these shares to the extent a dividend is declared and paid on the Company's common stock. Dividends are charged to retained

earnings when they are declared. As of December 31, 2004, the ESOP held 1,909,895 shares of Company Stock. These shares are considered outstanding for determining basic and diluted earnings per share.

The Company also currently provides postretirement medical and life insurance benefits to certain retirees (and their spouses), certain disabled employees (and their families) and spouses of certain deceased employees. Substantially all U.S. salaried employees and certain hourly paid employees are eligible for these benefits, which are paid through the Company's general health care and life insurance programs, except for certain medicare-eligible salaried and hourly retirees who are provided a defined contribution towards the cost of a partially insured health plan. In addition, the Company provides postemployment benefits to former or inactive employees after employment but before retirement. These benefits are substantially similar to the postretirement benefits, but cover a much smaller group of employees. Effective January 1, 2003, the Company eliminated postretirement benefits for those employees (excluding employees under collective bargaining agreements) hired on or after January 1, 2003.

The following table sets forth the components of the accrued postretirement and postemployment benefit obligation, all of which are unfunded.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

(in millions)	2004	2003
Change in benefit obligation		
Benefit obligation at beginning of year	**$159.7**	$146.4
Service cost	**4.0**	3.4
Interest cost	**8.6**	9.3
Actuarial (gains) losses	**(18.8)**	12.4
Foreign exchange	**0.2**	–
Engelhard-CLAL asset distribution	**–**	0.5
Benefits paid	**(12.3)**	(12.3)
Benefit obligation at end of year	**$141.4**	$159.7
Unrecognized net loss	**(15.9)**	(35.9)
Unrecognized prior service cost	**2.9**	5.1
Accrued benefit obligation	**$128.4**	$128.9

The postretirement and postemployment benefit balances of $128.4 million and $128.9 million at December 31, 2004 and December 31, 2003, respectively, are included in other noncurrent liabilities in the Company's "Consolidated Balance Sheets."

The components of the net expense for these postretirement and postemployment benefits are shown in the following table:

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

(in millions)	2004	2003	2002
Components of net periodic benefit cost			
Service cost	**$ 4.0**	$ 3.4	$ 3.1
Interest cost	**8.6**	9.3	9.2
Net amortization	**(1.1)**	(4.9)	(5.8)
Net periodic benefit cost	**$11.5**	$ 7.8	$ 6.5

The weighted-average discount rate used in determining the actuarial present value of the accumulated postretirement and postemployment benefit obligation is 6.0% for 2004 and 6.25% for 2003. The average assumed health care cost trend rate used for 2004 is 5% to 8%. A 1% increase in the assumed health care cost trend rate would have increased aggregate service and interest cost in 2004 by $0.9 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 2004 by $7.1 million. A 1% decrease in the assumed health care cost trend rate would have decreased aggregate service and interest cost in 2004 by $1.4 million and the accumulated postretirement and postemployment benefit obligation as of December 31, 2004 by $12.3 million.

The following benefit payments, which reflect expected future service, are expected to be paid:

(in millions) Year(s)	Domestic
2005	$11.5
2006	11.0
2007	10.5
2008	9.9
2009	9.3
2010–2014	43.1

On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). This Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. After a review of the Company's plan design, the Company and its consulting actuaries believe the Company's plan is actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirement Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the

Company revalued the benefit obligation and determined that the reduction in the accumulated postretirement benefit obligation for the subsidy related to benefits attributed to past service is $15 million. The Company was able to reduce its net postretirement benefit cost by $1.6 million as a result of the Act.

The Company expects the following reimbursements under the subsidy portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003:

(in millions)	
Year(s)	
2005	$ –
2006	1.7
2007	1.9
2008	1.9
2009	2.0
2010–2014	8.3

17. STOCK OPTION AND BONUS PLANS

The Company's Stock Option Plans of 1999 and 1991, as amended (the Key Option Plans), generally provide for the granting of options to key employees to purchase an aggregate of 5,500,000 and 16,875,000 common shares, respectively, at fair market value on the date of grant. No options under the Stock Option Plans of 1999 and 1991 may be granted after December 16, 2009 and June 30, 2003, respectively.

In 1995, the Company established the Directors Stock Option Plan, which generally provides for the annual granting to each non-employee director the option to purchase up to 3,000 common shares at the fair market value on the date of grant. Options under all plans become exercisable in four installments beginning after one year, and no options may be exercised after 10 years from the date of grant.

On May 2, 2002, shareholders approved the 2002 Long-Term Incentive Compensation Plan. The plan provides for the grant to eligible employees and directors of stock options, share appreciation rights (SARs), restricted shares, restricted share units, performance units and other share-based awards. An aggregate of 6,000,000 shares of common stock have been reserved for issuance under the plan, of which no more than 500,000 shares may be issued in connection with awards other than options and SARs. All terms and conditions of each grant have been set on the date of grant, including the grant price of options which is based on the fair market value on the day of grant. No grants may be made under the plan after March 7, 2012.

The weighted-average fair value at date of grant for options granted during 2004, 2003 and 2002 was $9.83, $8.42 and $8.62, respectively. Fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used:

	2004	2003	2002
Dividend yield	**1.5%**	1.5–2.0%	1.4–1.8%
Expected volatility	**32–34%**	35–36%	36%
Risk-free interest rate	**3.5–3.9%**	3.2–3.8%	3.1–3.8%
Expected life (years)	**6–7**	6–7	5–6

Stock option transactions under all plans are as follows:

	2004		2003		2002	
	Number of shares	**Weighted-average exercise price per share**	Number of shares	Weighted-average exercise price per share	Number of shares	Weighted-average exercise price per share
Outstanding at beginning of year	**11,013,511**	**$20.98**	11,520,857	$20.34	12,915,835	$19.32
Granted	**1,119,856**	**$28.82**	1,351,892	$24.28	1,352,754	$25.61
Forfeited/expired	**(120,510)**	**$16.67**	(111,459)	$19.39	(51,129)	$19.56
Exercised	**(1,274,703)**	**$18.42**	(1,747,779)	$19.36	(2,696,603)	$18.09
Outstanding at end of year	**10,738,154**	**$22.15**	11,013,511	$20.98	11,520,857	$20.34
Exercisable at end of year	**7,677,476**	**$20.50**	7,411,637	$19.57	7,777,411	$19.26
Available for future grants	**6,481,495**		7,579,411		8,951,711	

The following table summarizes information about fixed-price options outstanding at December 31, 2004:

		Options outstanding		Options exercisable	
Range of exercise prices	Weighted-average remaining contractual life (years)	Number outstanding at 12/31/04	Weighted-average exercise price	Number exercisable at 12/31/04	Weighted-average exercise price
$16.83 to 23.88	1–2	1,292,256	$21.36	1,292,256	$21.36
17.34 to 21.69	3–4	2,105,735	18.98	2,105,735	18.98
16.84 to 20.75	5–6	2,435,647	17.97	2,435,647	17.97
22.75 to 28.75	7–8	2,473,062	25.21	1,518,301	25.13
20.47 to 29.99	9–10	2,431,454	26.42	325,537	24.33
		10,738,154	22.15	7,677,476	20.50

The Company's Key Employee Stock Bonus Plan, as amended (the Bonus Plan) provides for the award of up to 15,187,500 common shares to key employees as compensation for future services, not exceeding 1,518,750 shares in any year (plus any canceled awards or shares available for award but not previously awarded). The Bonus Plan terminates on June 30, 2006. Shares awarded vest in five annual installments, provided the recipient is still employed by the Company on the vesting date. Compensation expense is measured on the date the award is granted and is amortized on a straight-line basis over five years. Shares awarded are considered issued and outstanding at the date of grant and are included in shares outstanding for purposes of computing diluted earnings per share. Employees have both dividend and voting rights on all unvested shares. In 2004, 2003 and 2002, the Company granted 107,260; 149,905 and 158,200 shares to key employees at a fair value of $26.64, $20.47 and $28.11, respectively, per share. Unvested shares were 490,894; 596,670 and 674,930 at December 31, 2004, 2003 and 2002, respectively. Shares available for grant under this plan are 1,242,835 at December 31, 2004.

Compensation expense relating to stock awards was $5.2 million in 2004, $4.7 million in 2003 and $5.0 million in 2002.

The Company has certain deferred compensation arrangements where shares earned under the Engelhard stock bonus plan are deferred and placed in a "Rabbi Trust." Shares held in the trust are recorded as treasury stock with the corresponding liability recorded as a credit within shareholders' equity. At December 31, 2004 and 2003, the Rabbi Trust held 513,518 and 455,676 shares, respectively, of Engelhard Corporation Common Stock. The value of the Rabbi Trust at historical cost was $12.2 million and $10.4 million at December 31, 2004 and 2003, respectively.

18. EARNINGS PER SHARE

SFAS No. 128, "Earnings Per Share" specifies the computation, presentation and disclosure requirements for basic and diluted earnings per share (EPS). The following table represents the computation of basic and diluted EPS as required by SFAS No. 128:

EARNINGS PER SHARE COMPUTATIONS

Year ended December 31 (in millions, except per-share data)	2004	2003	2002
Basic EPS computation			
Net income applicable to common shares	**$235.5**	$234.2	$171.4
Average number of shares outstanding – basic	**123.2**	125.4	128.1
Basic earnings per share	**$ 1.91**	$ 1.87	$ 1.34
Diluted EPS computation			
Net income applicable to common shares	**$235.5**	$234.2	$171.4
Average number of shares outstanding – basic	**123.2**	125.4	128.1
Effect of dilutive stock options and other incentives	**2.2**	1.9	2.4
Total number of shares outstanding – diluted	**125.4**	127.3	130.5
Diluted earnings per share	**$ 1.88**	$ 1.84	$ 1.31

Options to purchase additional shares of common stock of 551,084 (at a price range of $29.36 to $29.99), 1,620,004 (at a price range of $26.90 to $29.99) and 1,282,641 (at a price range of $26.90 to $28.75) were outstanding at the end of 2004, 2003 and 2002, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average annual market price of the common shares.

19. BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

The Company has four reportable business segments: Environmental Technologies, Process Technologies, Appearance and Performance Technologies and Materials Services.

The Environmental Technologies segment, located principally in the United States, Europe, South Africa, Brazil and Asia, markets cost-effective compliance with environmental regulations, enabled by sophisticated emission-control technologies and systems. The segment also provides high-value material products made principally from platinum group metals, as well as thermal spray and coating technologies.

The Process Technologies segment, located principally in the United States and Europe, enables customers to make their processes more productive, efficient, environmentally sound and safer through the supply of advanced chemical-process catalysts, additives and sorbents.

The Appearance and Performance Technologies segment, located principally in the United States, South Korea, China and Finland, provides pigments, effect materials, personal care and performance additives that enable its customers to market enhanced image and functionality in their products. This segment serves a broad array of end markets, including coatings, plastics, cosmetics and personal care, automotive, construction and paper. The segment's products help customers improve the look, performance and overall cost of their products. In addition, the segment is the internal supply source of precursors for most of the Company's advanced petroleum-refining catalysts.

The Materials Services segment, located principally in the United States, Europe and Japan, serves the Company's technology segments, their customers and others with precious and base metals and related services. This is a distribution and materials services business that purchases and sells precious metals, base metals and related products and services. It does so under a variety of pricing and delivery arrangements structured to meet the logistical, financial and price-risk management requirements of the Company, its customers and suppliers. Additionally, it offers the related services of precious-metal refining and storage, and produces precious-metal salts and solutions.

Within the "All Other" category, sales to external customers and operating earnings (losses) are derived primarily from the Ventures business. The sale of precious metals accounted for under the LIFO method, royalty income, results from the Strategic Technologies group and other miscellaneous income and expense items not related to the reportable segments are included in the "All Other" category.

The majority of Corporate operating expenses have been charged to the segments on either a direct-service basis or as part of a general allocation. Environmental Technologies and, to a much lesser extent, Process Technologies, utilize metal in their factories in excess of that provided by customers. This metal is provided by Materials Services.

The following table presents certain data by business segment:

BUSINESS SEGMENT INFORMATION

(In millions)	Environmental Technologies	Process Technologies	Appearance and Performance Technologies	Materials Services	Reportable Segments Subtotal	All Other	Total
2004							
Net sales to external customers	**$899.2**	**$615.2**	**$690.2**	**$1,909.4**	**$4,114.0**	**$ 52.4**	**$4,166.4**
Operating earnings (loss)	**136.6**	**87.3**	**68.5**	**15.8**	**308.2**	**(34.7)**[(a)]	**273.5**
Special charge (credit), net	**(0.2)**	**–**	**6.6**	**–**	**6.4**	**(1.1)**	**5.3**
Interest income	**–**	**–**	**–**	**–**	**–**	**5.2**	**5.2**
Interest expense	**–**	**–**	**–**	**–**	**–**	**23.7**	**23.7**
Depreciation, depletion and amortization	**31.2**	**26.7**	**49.8**	**2.3**	**110.0**	**18.7**	**128.7**
Equity in earnings of affiliates	**14.1**	**0.3**	**–**	**–**	**14.4**	**23.2**	**37.6**
Income taxes	**–**	**–**	**–**	**–**	**–**	**56.4**	**56.4**
Total assets	**620.0**	**648.7**	**830.9**	**487.8**	**2,587.4**	**591.2**	**3,178.6**
Equity investments	**65.5**	**–**	**–**	**–**	**65.5**	**111.5**	**177.0**
Capital expenditures	**31.9**	**38.7**	**27.6**	**2.7**	**100.9**	**22.3**	**123.2**
2003							
Net sales to external customers	$831.4	$569.2	$653.8	$1,608.3	$3,662.7	$ 51.8	$3,714.5
Operating earnings (loss)	119.3	95.9	69.5	10.1	294.8	(13.2)[(a)]	281.6
Special charge (credit), net	5.2	2.6	7.8	–	15.6	(27.6)	(12.0)
Interest income	–	–	–	–	–	4.0	4.0
Interest expense	–	–	–	–	–	24.3	24.3
Depreciation, depletion and amortization	31.3	26.0	49.1	1.9	108.3	19.4	127.7
Equity in earnings of affiliates	12.0	–	–	–	12.0	27.4	39.4
Income taxes	–	–	–	–	–	64.2	64.2
Total assets	589.1	614.3	783.0	369.5	2,355.9	577.1	2,933.0
Equity investments	49.6	–	–	–	49.6	102.9	152.5
Capital expenditures	23.1	29.5	30.6	7.0	90.2	23.4	113.6
2002							
Net sales to external customers	$680.4	$538.8	$650.8	$1,836.0	$3,706.0	$ 47.6	$3,753.6
Operating earnings (loss)	109.2	93.0	87.1	52.7	342.0	(30.5)[(a)]	311.5
Special charge (credit), net	3.1	–	–	(11.0)	(7.9)	–	(7.9)
Interest income	–	–	–	–	–	2.0	2.0
Interest expense	–	–	–	–	–	27.4	27.4
Depreciation, depletion and amortization	27.0	24.0	46.0	2.3	99.3	14.3	113.6
Equity in earnings of affiliates	8.2	–	–	–	8.2	8.0	16.2
Equity investment impairment	–	–	–	–	–	57.7	57.7
Income taxes	–	–	–	–	–	66.5	66.5
Total assets	595.2	572.4	795.3	641.2	2,604.1	416.6	3,020.7
Equity investments	31.5	–	–	–	31.5	101.3	132.8
Capital expenditures	40.2	18.4	29.4	5.2	93.2	20.1	113.3

(a) Includes pretax gains on the sale of certain precious metals accounted for under the LIFO method of $2.6 million in 2004, $5.2 million in 2003 and $5.1 million in 2002.

The following table presents certain data by geographic area:

GEOGRAPHIC AREA DATA

(in millions)	2004	2003	2002
Net sales to external customers:			
United States	**$1,993.5**	$1,860.4	$2,010.4
International	**2,172.9**	1,854.1	1,743.2
Total consolidated net sales to external customers	**$4,166.4**	$3,714.5	$3,753.6
Long-lived assets:			
United States	**$1,170.4**	$1,098.4	$1,089.3
International	**288.1**	255.1	216.5
Total long-lived assets	**$1,458.5**	$1,353.5	$1,305.8

The Company's international sales are predominantly to customers in Europe.

The following table reconciles segment operating earnings with earnings before income taxes as shown in the Company's "Consolidated Statements of Earnings":

SEGMENT RECONCILIATIONS

(in millions)	2004	2003	2002
Net sales to external customers:			
Net sales for reportable segments	**$4,114.0**	$3,662.7	$3,706.0
Net sales for other business units	**50.3**	43.5	35.0
All other	**2.1**	8.3	12.6
Total consolidated net sales to external customers	**$4,166.4**	$3,714.5	$3,753.6
Earnings before income taxes:			
Operating earnings for reportable segments	**$ 308.2**	$ 294.8	$ 342.0
Operating earnings (loss) for other business units	**3.2**	–	0.4
Other operating loss – Corporate	**(37.9)**	(13.2)	(30.9)
Total operating earnings	**$ 273.5**	$ 281.6	$ 311.5
Interest income	**5.2**	4.0	2.0
Interest expense	**(23.7)**	(24.3)	(27.4)
Equity in earnings of affiliates	**37.6**	39.4	16.2
Equity investment impairment	**–**	–	(57.7)
Loss on investment	**(0.7)**	–	(6.7)
Earnings before income taxes	**$ 291.9**	$ 300.7	$ 237.9

SEGMENT RECONCILIATIONS (CONTINUED)

(in millions)	2004	2003	2002
Total assets			
Total assets for reportable segments	**$2,587.4**	$2,355.9	$2,604.1
Assets for other business units	**38.3**	38.4	30.3
All other	**552.9**	538.7	386.3
Total consolidated assets	**$3,178.6**	$2,933.0	$3,020.7
Equity investments for reportable segments	**$ 65.5**	$ 49.6	$ 31.5
Equity investments – All other	**111.5**	102.9	101.3
Other investments not carried on the equity method	**2.1**	6.2	4.0
Total investments	**$ 179.1**	$ 158.7	$ 136.8

An unaffiliated customer of the Environmental Technologies and Materials Services segments accounted for approximately $625 million of the Company's net sales in 2002. No customer accounted for more than 10% of the Company's net sales in 2004 or 2003.

20. LEASE COMMITMENTS

The Company rents real property and equipment under long-term operating leases. Rent expense and sublease income for all operating leases are summarized as follows:

(in millions)	2004	2003	2002
Rents paid	**$33.9**	$36.2	$35.2
Less: sublease income	**(1.2)**	(1.2)	(1.1)
Rent expense, net	**$32.7**	$35.0	$34.1

Future minimum rent payments at December 31, 2004, required under noncancellable operating leases, having initial or remaining lease terms in excess of one year, are as follows:

(in millions)	
2005	$ 22.4
2006	17.2
2007	14.8
2008	13.5
2009	12.5
Thereafter	59.0
Total minimum lease payments	139.4
Less: minimum sublease income	(2.4)
Net minimum lease payments	$137.0

In 2000, the Company entered into a sale-leaseback transaction for $97.3 million for machinery and equipment that is used in the Process Technologies segment. The term of this operating lease is five years. The Company renewed this lease in January 2005. In 1998, the Company entered into a sale-leaseback transaction for $67.2 million for property that serves as the principal executive and administrative offices of the Company and its operating businesses. The term of this operating lease is 20 years.

21. ENVIRONMENTAL COSTS

With the oversight of environmental agencies, the Company is currently preparing, has under review, or is implementing environmental investigations and cleanup plans at several currently or formerly owned and/or operated sites, including Plainville, Massachusetts. The Company continues to investigate and remediate contamination at Plainville under a 1993 agreement with the United States Environmental Protection Agency (EPA). The Company continues to address decommissioning issues at Plainville under authority delegated by the Nuclear Regulatory Commission to the Commonwealth of Massachusetts.

In addition, as of December 31, 2004, 13 sites have been identified at which the Company believes liability as a potentially responsible party is probable under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or similar state laws (collectively referred to as Superfund) for the cleanup of contamination and natural resource damages resulting from the historic disposal of hazardous substances allegedly generated by the Company, among others. Superfund imposes strict, joint and several liability under certain circumstances. In many cases, the dollar amount of the claim is unspecified and claims have been asserted against a number of other entities for the same relief sought from the Company. Based on existing information, the Company believes that it is a de-minimis contributor of hazardous substances at a number of the sites referenced above. Subject to the reopening of existing settlement agreements for extraordinary circumstances, discovery of new information or natural resource damages, the Company has settled a number of other cleanup proceedings. The Company has also responded to information requests from EPA and state regulatory authorities in connection with other Superfund sites.

The accruals for environmental cleanup-related costs reported in the consolidated balance sheets at December 31, 2004 and 2003 were $19.1 million and $19.3 million, respectively, including $0.1 million at December 31, 2004 and 2003 for Superfund sites. These amounts represent those undiscounted costs that the Company believes are probable and reasonably estimable. Based on currently available information and analysis, the Company's accrual represents approximately 37% of what it believes are the reasonably possible environmental cleanup-related costs of a noncapital nature. The estimate of reasonably possible costs is less certain than the probable estimate upon which the accrual is based.

Cash payments for environmental cleanup-related matters were $1.3 million in 2004 and $1.8 million in each of 2003 and 2002. In 2003, the Company recognized a $2.0 million liability for a facility in France.

For the past three-year period, environmental-related capital projects have averaged less than 10% of the Company's total capital expenditure programs, and the expense of environmental compliance (e.g., environmental testing, permits, consultants and in-house staff) was not material.

There can be no assurances that environmental laws and regulations will not change or that the Company will not incur significant costs in the future to comply with such laws and regulations. Based on existing information and current environmental laws and regulations, cash payments for environmental cleanup-related matters are projected to be $1.4 million for 2005, which has already been accrued. Further, the Company anticipates that the amounts of capitalized environmental projects and the expense of environmental compliance will approximate current levels. While it is not possible to predict with certainty, management believes environmental cleanup-related reserves at December 31, 2004 are reasonable and adequate, and environmental matters are not expected to have a material adverse effect on financial condition. However, if these matters are resolved in a manner different from the estimates, they could have a material adverse effect on the Company's operating results or cash flows.

22. LITIGATION AND CONTINGENCIES

The Company is one of a number of defendants in numerous proceedings that allege that the plaintiffs were injured from exposure to hazardous substances purportedly supplied by the Company and other defendants or that existed on company premises. The Company is also subject to a number of environmental contingencies (see Note 21, "Environmental Costs," for further detail) and is a defendant in a number of lawsuits covering a wide range of other matters. In some of these matters, the remedies sought or damages claimed are substantial. While it is

not possible to predict with certainty the ultimate outcome of these lawsuits or the resolution of the environmental contingencies, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material adverse effect on financial condition. However, if these matters are resolved in a manner different from management's current expectations, they could have a material adverse effect on the Company's operating results or cash flows.

The Company is involved in a value-added tax dispute in Peru. Management believes the Company was targeted by corrupt officials within a former Peruvian government. On December 2, 1999, Engelhard Peru, S.A., a wholly owned subsidiary, was denied refund claims of approximately $28 million. The Peruvian tax authority also determined that Engelhard Peru, S.A. is liable for approximately $63 million in refunds previously paid, fines and interest as of December 31, 1999. Interest and fines continue to accrue at rates established by Peruvian law. The Peruvian Tax Court ruled on February 11, 2003 that Engelhard Peru, S.A. was liable for these amounts, overruling precedent to apply a "form over substance" theory without any determination of fraudulent participation by Engelhard Peru, S.A. As part of its efforts to vigorously contest this determination, Engelhard Peru, S.A. filed a constitutional action against the Peruvian Tax agency and Tax Court. On May 3, 2004, the judge in this action ruled that none of the findings of the Peruvian tax authorities were properly applicable to Engelhard Peru, S.A. based on several grounds, including improper use of a presumption of guilt with no actual proof of irregularity in the transactions of Engelhard Peru, S.A. The government of Peru has appealed this decision. Management believes, based on consultation with counsel, that Engelhard Peru, S.A. is entitled to all refunds claimed and is not liable for any additional taxes, fines or interest. In late October 2000, a criminal proceeding alleging tax fraud and forgery related to this value-added tax dispute was initiated against two Lima-based officials of Engelhard Peru, S.A. Although Engelhard Peru, S.A. is not a defendant, it may be civilly liable in Peru if its representatives are found responsible for criminal conduct. In its own investigation, and in detailed review of the materials presented in Peru, management has not seen any evidence of tax fraud by these officials. Accordingly, Engelhard Peru, S.A. is assisting in the vigorous defense of this proceeding. Management believes the maximum economic exposure is limited to the aggregate value of all assets of Engelhard Peru, S.A. That amount, which is approximately $30 million, including unpaid refunds, has been fully provided for in the accounts of the Company.

23. COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income (loss) are as follows:

(in millions)	Cash flow derivative adjustment, net of tax	Foreign currency translation adjustment	Minimum pension liability adjustment, net of tax	Investment adjustment, net of tax	Total accumulated other comprehensive income (loss)
Balance at December 31, 2001	$(4.6)	$(102.0)	$(25.4)	$ –	$(132.0)
Period change	4.4	70.3	(57.7)	(0.2)	16.8
Balance at December 31, 2002	(0.2)	(31.7)	(83.1)	(0.2)	(115.2)
Period change	(0.1)	77.8	21.1	0.5	99.3
Balance at December 31, 2003	(0.3)	46.1	(62.0)	0.3	(15.9)
Period change	(1.5)	38.7	(16.0)	(0.3)	20.9
Balance at December 31, 2004	**$(1.8)**	**$ 84.8**	**$(78.0)**	**$ –**	**$ 5.0**

The foreign currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in non-U.S. entities.

24. SUPPLEMENTAL INFORMATION

The following table presents certain supplementary information to the Company's "Consolidated Statements of Cash Flows":

SUPPLEMENTARY CASH FLOW INFORMATION

(in millions)	2004	2003	2002
Cash paid during the year for:			
Interest	**$ 26.9**	$ 25.9	$ 28.1
Income taxes	**55.9**	46.2	31.4
Materials Services related:			
Change in assets and liabilities – source (use):			
Receivables	**$ (2.7)**	$ 11.8	$ (4.5)
Committed metal positions	**(144.8)**	341.8	(25.3)
Inventories	**0.3**	0.8	(1.0)
Other current assets	**0.1**	(0.2)	16.4
Other noncurrent assets	**–**	–	0.2
Accounts payable	**124.1**	4.6	11.8
Hedged metal obligations	**(8.6)**	(225.0)	3.8
Other current liabilities	**–**	(26.2)	(27.7)
Net cash flows from changes in assets and liabilities	**$ (31.6)**	$ 107.6	$(26.3)
All other:			
Change in assets and liabilities – source (use):			
Receivables	**$ 9.3**	$ (8.1)	$ 7.7
Inventories	**(2.4)**	1.9	(7.4)
Other current assets	**(3.9)**	4.4	(0.9)
Other noncurrent assets	**7.4**	(29.6)	6.0
Accounts payable	**(7.5)**	(23.4)	27.9
Other current liabilities	**(14.5)**	0.4	(7.1)
Noncurrent liabilities	**17.7**	5.7	(30.9)
Net cash flows from changes in assets and liabilities	**$ 6.1**	$ (48.7)	$ (4.7)

The above changes in assets and liabilities exclude the impact of foreign currency changes on existing balances. Changes in foreign currency accounts are translated at appropriate average rates.

The following tables present certain supplementary information to the Company's "Consolidated Balance Sheets":

SUPPLEMENTARY BALANCE SHEET INFORMATION

(in millions)	2004	2003
Other current assets		
Prepaid insurance	**$ 9.3**	$ 10.4
Current deferred taxes	**99.1**	83.0
Other	**27.2**	19.3
Other current assets	**$135.6**	$112.7
Other current liabilities		
Income taxes payable	**$ 39.3**	$ 71.3
Payroll-related accruals	**73.1**	68.3
Deferred revenue	**3.1**	5.6
Interest payable	**6.7**	6.4
Restructuring reserves	**1.9**	2.3
Product warranty reserves	**8.7**	10.0
Fair value derivative instruments	**7.3**	11.1
Accrued professional fees	**5.2**	5.6
Accrued insurance expense	**3.8**	1.1
Other	**99.8**	105.2
Other current liabilities	**$248.9**	$286.9

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Barry W. Perry
Chairman and Chief Executive Officer



Michael A. Sperduto
Vice President and Chief Financial Officer

The Company has filed certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act regarding disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) of the Company as an exhibit to its Form 10-K. In 2004, the Company also submitted the Chief Executive Officer's certification regarding Corporate Governance listing standards to the New York Stock Exchange (NYSE) pursuant to NYSE Listed Company Manual Section 303A.12(a).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
Engelhard Corporation

We have audited the accompanying consolidated balance sheets of Engelhard Corporation as of December 31, 2004 and 2003, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Engelhard Corporation at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Engelhard Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2005 expressed an unqualified opinion thereon.

As described in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("Statement") No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003.



Ernst & Young LLP
MetroPark, New Jersey

March 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Engelhard Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Engelhard Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Engelhard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Engelhard Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Engelhard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2004 consolidated financial statements of Engelhard Corporation and our report dated March 7, 2005 expressed an unqualified opinion thereon.



Ernst & Young LLP
MetroPark, New Jersey

March 7, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS

Barry W. Perry[1, 5]
Chairman and
Chief Executive Officer
Engelhard Corporation

Marion H. Antonini[1, 3, 4]
Principal
Kohlberg & Company

David L. Burner[2, 5]
Retired Chairman and
Chief Executive Officer
Goodrich Corporation

James V. Napier[2, 5]
Retired Chairman of the Board
Scientific-Atlanta, Inc.

Norma T. Pace[3, 5]
Partner
Paper Analytics Associates

Henry R. Slack[3, 5]
Chairman
Terra Industries Inc.

Douglas G. Watson[1, 2, 4]
Chief Executive Officer
Pittencrieff Glen Associates

1 Executive Committee
(Barry W. Perry, Chairman)
2 Audit Committee
(Douglas G. Watson, Chairman)
3 Compensation Committee
(Marion H. Antonini, Chairman)
4 Nominating and
Governance Committee
(Marion H. Antonini, Chairman)
5 Pension and Employee Benefit
Plans Committee
(James V. Napier, Chairman)

ELECTED OFFICERS

Barry W. Perry
Chairman and
Chief Executive Officer

Gavin A. Bell
Vice President,
Investor Relations

Arthur A. Dornbusch, II
Vice President,
General Counsel and Secretary

Mark Dresner
Vice President,
Corporate Communications

John C. Hess
Vice President,
Human Resources

Mac C.P. Mak
Treasurer

Alan J. Shaw
Controller

Michael A. Sperduto
Vice President and
Chief Financial Officer

OPERATING MANAGEMENT

Frank A. Bozich, Jr.
Vice President,
Enterprise Technologies

George C. Hsu
Vice President, Asia Pacific
Engelhard Corporation
President,
Engelhard Asia-Pacific, LLC

Stephen D. Lux
Group Vice President and
General Manager,
Appearance and
Performance Technologies

Eric P. Martens
Group Vice President and
General Manager,
Materials Services

Michael T. McDonnell
Group Vice President and
General Manager,
Environmental Technologies

Victor L. Sprenger
Group Vice President and
General Manager,
Process Technologies

David M. Wexler
Vice President,
Mergers and Acquisitions

Edward T. Wolynic
Group Vice President and
General Manager,
Strategic Technologies and
Chief Technology Officer

DIRECTORS, OFFICERS AND MANAGEMENT

ANNUAL SHAREHOLDERS' MEETING
The annual meeting of shareholders of Engelhard Corporation will be held at the Sheraton at Woodbridge Place, 515 Route 1 South, Iselin, N.J. on Thursday, May 5, 2004 at 10:00 a.m. Eastern Daylight Time.

SECURITIES LISTINGS
New York Stock Exchange (Symbol: EC)
Chicago Board Options Exchange
Swiss Exchange (SWX)

OFFICE OF INVESTOR RELATIONS
Engelhard Corporation
101 Wood Avenue
P.O. Box 770
Iselin, NJ 08830-0770
Investor.Relations@engelhard.com
1-800-458-9823
1-732-205-5000

SEC FORM 10-K
Copies of Engelhard's Form 10-K report to the Securities and Exchange Commission for 2004 are available to shareholders. Please mail or e-mail your request for copies to the Investor Relations office.

DIVIDEND DISBURSING AGENT, DIVIDEND REINVESTMENT AGENT, STOCK TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
1-800-310-5991

For the hearing and speech impaired, telecommunications devices for the deaf [TDD] are available at 1-800-231-5469. Callers from outside the United States may call at 1-201-329-8660.
www.mellon-investor.com

DIVIDEND REINVESTMENT PLAN
Engelhard Corporation offers shareholders the opportunity to participate in a convenient and cost-saving program that automatically reinvests dividends in the purchase of additional shares of common stock. For information on the plan, contact Mellon Investor Services.

DUPLICATE MAILINGS
Shareholders receiving multiple copies of Engelhard reports can help reduce printing and mailing costs. Please notify us of duplicate mailings by providing the appropriate names and account numbers to:
Mellon Investor Services
Record Keeping
85 Challenger Road
Ridgefield Park, NJ 07660
[Notification will not affect dividend or proxy mailings.]

TRADEMARKS
Product designations appearing in italics throughout this publication are either registered or unregistered trademarks and service marks of Engelhard Corporation and its various operations.

ADDITIONAL INFORMATION
A comprehensive guide to company developments, including current earnings reports, dividend information, stock price performance and key investment ratios, is available on Engelhard's web site at www.engelhard.com. Click on "Investor Information."

This annual report is printed on paper enhanced by Engelhard's high-performance kaolin-based pigments.

COMMON STOCK DATA [UNAUDITED]
As of March 1, 2005, there were 4,571 holders of record of Engelhard's common stock. The range of market prices and cash dividends paid for each quarterly period were:

	NYSE Market Price		Cash dividends
	High	Low	paid per share
2004			
First quarter	**$30.29**	**$26.66**	**$0.11**
Second quarter	**32.31**	**27.55**	**0.11**
Third quarter	**32.72**	**26.63**	**0.11**
Fourth quarter	**30.98**	**26.49**	**0.11**
2003			
First quarter	$23.11	$19.02	$0.10
Second quarter	26.61	21.26	0.10
Third quarter	29.15	24.08	0.10
Fourth quarter	30.58	27.18	0.11

INVESTOR INFORMATION

Engelhard Corporation is a surface and materials science company that develops technologies to improve customers' products and processes. A *Fortune* 500 company, Engelhard is a world-leading provider of technologies for environmental, process, appearance and performance applications.



Design by Addison www.addison.com Major photography by Kai Wiechmann



ENGELHARD

Change the nature of things.

ENGELHARD CORPORATION
101 WOOD AVENUE
P.O. BOX 770
ISELIN, NEW JERSEY 08830-0770
WWW.ENGELHARD.COM